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As filed with the Securities and Exchange Commission on March 8, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
AND POST-EFFECTIVE AMENDMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

HELLENIC REPUBLIC
(Name of Registrant)

Name and address of authorized agent in the United States:

Aglaia Balta
Consul General
Consulate General of Greece
69 East 79th Street
New York, N.Y. 10021

It is requested that copies of notices and communications
from the Securities and Exchange Commission be sent to:

Krystian Czerniecki, Esq. Sullivan & Cromwell LLP 24, rue Jean Goujon 75008 Paris France	General Accounting Office Public Debt Directorate – D 23 37, Panepistimiou Street 101 65 Athens Greece

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement and Post-Effective Amendment.

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Debt securities	1,693,200,000	100%	$1,693,200,000	$196,580.52

(1)
The amount to be registered hereunder does not include $1,306,800,000 aggregate principal amount of securities that were registered pursuant to Registration Statements Nos. 33-64002 and 33-8136 and that are being carried forward. The corresponding registration fee for these securities has been previously paid.

(2)
Estimated solely for purposes of determining the registration fee.

        Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this registration statement and supplements to such prospectus will also be used in connection with $678,460,000 of securities available under Registration Statement No. 33-64002 previously filed by the Registrant and in connection with $628,340,000 of securities available under Registration Statement No. 33-8136 previously filed by the Registrant. This registration statement also constitutes Post-Effective Amendment No. 4 to Registration Statement No. 33-64002 and Post-Effective Amendment No. 3 to Registration Statement No. 33-8136 and such post-effective amendments shall hereafter become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(c) of the Securities Act of 1933.

        The securities covered by this registration statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This registration statement contains a prospectus, consisting of a cover page and numbered pages 2 through 106 relating to debt securities of the Hellenic Republic to be offered as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this registration statement. Such prospectus supplements will be delivered with the prospectus included in this registration statement in connection with each such offering. A maximum aggregate principal amount of $3,000,000,000 of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this registration statement. Of such aggregate principal offering amount, $1,693,200,000 is registered hereby, $678,460,000 was previously registered under the Registrant's Registration Statement No. 33-64002 and $628,340,000 was previously registered under the Registrant's Registration Statement No. 33-8136. The first $678,460,000 offered and sold pursuant to the prospectus contained herein shall be deemed to be the securities registered under Registration Statement No. 33-64002, and the next $628,340,000 offered and sold pursuant to such prospectus shall be deemed to be the securities registered under Registration Statement No. 33-8136.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
Subject to completion, dated March 8, 2011

Hellenic Republic

Securities

        The Hellenic Republic may from time to time offer and sell up to $3,000,000,000 (or its equivalent in other currencies or composite currencies) aggregate principal amount of its securities consisting of bonds, notes and/or other evidences of indebtedness. These securities may be denominated in U.S. dollars, or, at the option of the Hellenic Republic, in any other currency or currencies, in composite currencies or in amounts determined by reference to an index. The securities will be unconditional, direct and general obligations of the Hellenic Republic for the payment and performance of which the full faith and credit of the Hellenic Republic will be pledged. The Hellenic Republic may offer its securities from time to time as separate issues in amounts, at prices and on terms to be determined at the time of sale. This prospectus contains summaries of the general terms of these securities. The Hellenic Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to effect offers or sales of securities unless accompanied by a prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.
Any representation to the contrary is a criminal offense.

The date of this prospectus is                                    , 2011.

        You should rely only on the information provided in this prospectus or in any prospectus supplement accompanying this prospectus. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the "SEC"). When we filed the registration statement, we used a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to the total dollar amount registered with the SEC (or the equivalent in other currencies). This prospectus provides you with a general description of the securities the Hellenic Republic may offer. Each time the Hellenic Republic sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

        Except as otherwise specified, all monetary amounts in this document are expressed in euro ("€", "euro", or "EUR") or in United States dollars ("dollars", "$", "US $", "U.S. dollars", or "USD").

        References in this prospectus to "we," "us," "our", and "Greece" are to the Hellenic Republic. All references in this prospectus to the "Government" are to the Government of the Hellenic Republic and its authorized representatives.

        The statistical information provided in this prospectus is based on the latest official information currently available from the stated source. The development of statistical information relating to the economy of the Hellenic Republic is, however, an ongoing process, and provisional revised figures and estimates are produced on a continuous basis. Unless otherwise noted, the most recent official figure, rather than interim or preliminary information, has been provided. Due to rounding, the numbers and percentages in the columns in tables contained herein may not add up to the indicated totals.

        The Hellenic Republic currently meets the Special Data Dissemination Standard ("SDDS") of the International Monetary Fund ("IMF") relating to coverage, periodicity, and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment by subscribing members to observe the standard and to provide certain information to the IMF about its practices in disseminating economic and financial data.

 FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about the Hellenic Republic's beliefs and expectations, are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue," "could," "should," "would" or similar terminology. These statements are based on current plans, estimates, and projections, which may change, and, therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Hellenic Republic undertakes no obligation to update publicly any of them in light of new information or future events.

        Forward-looking statements involve inherent risks and uncertainties. The Hellenic Republic cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

  •
  general economic and business conditions within the Hellenic Republic, including the occurrence of a more severe economic downturn or a delayed resumption of economic growth;

  •
  the impact of the international economic environment on the Greek economy;

  •
  the ability of the Hellenic Republic to effect fiscal and structural reforms which are key to fiscal adjustment and conditions for financial support by the euro area members states and the IMF;

  •
  the level of the Hellenic Republic's public debt;

  •
  the level of the Hellenic Republic's budget deficit;

  •
  the decisions of the other euro area member states and of the IMF regarding the terms of their financial support for the Hellenic Republic;

  •
  the development of conditions in the European sovereign debt markets, including Greece's ability to access public debt markets;

  •
  the development of domestic inflation;

  •
  present and future currency exchange rates of the euro;

  •
  the interest rate set by the European Central Bank ("ECB"); and

  •
  interest rates in financial markets outside of the euro area.

WHERE YOU CAN FIND MORE INFORMATION

        Further information concerning any series or issue of the securities is to be found in the registration statement and the related prospectus supplement, as well as any related post-effective amendment to the registration statement, on file with the Securities and Exchange Commission. You may read and copy any document Greece files with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information on the SEC's Public Reference Room. All filings made after November 4, 2002 are also available online through the SEC's EDGAR electronic filing system. Access to EDGAR can be found on the SEC's website, http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC.

EXCHANGE RATE INFORMATION

        The table below sets forth, for the periods indicated, information concerning the USD/EUR reference rate as published by the ECB. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euro, as the case may be, at any particular rate or at all. No representation is made that euro amounts actually represented, could have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

        On March 7, 2011, the reference rate for the euro was $1.4028.

	High	Low	Period Average(1)	Period End
2011
February	1.3834	1.3440	1.3649	1.3834
January	1.3716	1.2903	1.3360	1.3692
2010	1.4563	1.1942	1.3257	1.3362
December	1.3435	1.3064	1.3220	1.3362
November	1.4244	1.2998	1.3661	1.2998
October	1.4101	1.3705	1.3898	1.3857
September	1.3648	1.2697	1.3067	1.3648
2009	1.5120	1.2555	1.3948	1.4406
2008	1.5990	1.2460	1.4708	1.3917
2007	1.4874	1.2893	1.3705	1.4721
2006	1.3331	1.1826	1.2556	1.3170

(1)
Computed using the average of the exchange rates for euro on each business day during the relevant monthly or annual period.

PROSPECTUS SUMMARY

        This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before investing in the securities, you should carefully read this entire prospectus and the related prospectus supplement.

        The Hellenic Republic is a Mediterranean country with a population of approximately 11 million. It is a parliamentary democracy with a president serving as Head of State. The Hellenic Republic became the first associate member of the European Economic Community, now the European Union, in 1961 and a full member in 1981. It joined the European Economic and Monetary Union in 2001. The following tables present certain summary statistical and other information about the economy of the Hellenic Republic for the periods indicated.

	2006	2007	2008	2009	2010(6)
	(euro in millions)
THE ECONOMY
GDP current market prices	211,314	227,134	236,936	235,035	231,888
Percentage change	7.8	7.5	4.3	(0.8)	(1.3)
Percentage change of GDP as per constant market prices of 2000	4.5	4.3	1.3	(2.3)	(4.2)
GDP per capita (euro at current market prices)	18,954	20,293	21,085	20,873	20,552
Unemployment Rate (percentage of labor force)(1)	8.5	7.8	7.3	9.0	12.1
Consumer Price Index (year-on-year percentage change—December on December(2))	2.9	3.9	2.0	2.6	4.9
Exports (BOP basis) f.o.b	16,154	17,446	19,813	15,318	13,700
Percentage change	13.8	8.0	13.6	(22.7)	(8.4)
Imports (BOP basis) f.o.b	51,441	58,945	63,862	46,085	38,180
Percentage change	23.2	14.6	8.3	(27.8)	(0.1)
Balance of Merchandise	(35,286)	(41,499)	(44,049)	(30,767)	(24,481)
Balance of Payments—Current Account	(23,760)	(32,602)	(34,798)	(25,819)	(19,469)
International Reserves (at end of period)(3)	2,169	2,491	2,521	3,857	4,372
General Government gross external debt (at year end(4))	154,660	177,106	191,985	219,546	195,376
PUBLIC FINANCE(CENTRAL GOVERNMENT BUDGET)(5)
Net Revenue	50,068	54,028	56,698	50,585	54,326
Expenditure	58,300	64,542	71,266	84,215	77,393
Central Government Balance	(8,232)	(10,514)	(14,568)	(33,629)	(23,067)
Percentage of GDP	(3.9)	(4.6)	(6.1)	(14.3)	(9.9)
PUBLIC DEBT (at December 31)
General Government Debt	224,204	238,581	261,396	298,032	330,400
Percentage of GDP	106.1	105.0	110.3	126.8	142.5

(1)
ESA definition.

(2)
Except for 2010 figure, which presents percentage change November on November.

(3)
New definition of reserves according to ECB rules and following entry into euro area.

(4)
Except for 2010 figure, which is at the end of the third quarter of 2010.

(5)
2011 State Budget Data.

(6)
Data for 2010 with respect to the economy is provisional.

Sources: Ministry of Finance, Bank of Greece and ELSTAT.

RISK FACTORS

        This section describes certain risks associated with investing in the securities. You should consult your financial and legal advisors about the risks of investing in the securities and the suitability of your investment in light of your particular situation. The Hellenic Republic disclaims any responsibility for advising you on these matters.

Risk Factors Relating to the Hellenic Republic

The reduction of the Hellenic Republic's general government deficit, the sustainability of its debt, and its capacity to repay its debt depend on the successful implementation of the Economic Adjustment Program, which is subject to external and internal risks.

        The recent global financial and economic crisis exposed vulnerabilities in the Greek economy, evidenced by a significant deterioration in Greece's fiscal position (see "Public Finance—Greece's General Government Deficit"), which, due to deficiencies in Greece's accounting and statistical systems, was revealed quite late, taking markets by surprise and heightening concern about Greece's fiscal sustainability. Leading rating agencies downgraded the Hellenic Republic. Market sentiment with respect to Greece worsened sharply in early 2010, effectively cutting off Greece's access to international capital markets. Against this background and confronted with sizeable financing needs in April and May 2010, Greece agreed on a three-year economic policy package (the "Economic Adjustment Program") supported by financial assistance of €110 billion with the euro area Member States and the IMF. The Economic Adjustment Program provides for stringent fiscal measures, support for the Greek financial sector, and wide-ranging structural reforms with a view to improving confidence in Greece's fiscal outlook. Disbursement of financial assistance by the euro area Member States and the IMF is based on progress assessments of the Economic Adjustment Program conducted quarterly for the duration of the arrangement.

        While significant progress has been made in implementing the Economic Adjustment Program, which is also evidenced by the positive outcome of the progress assessments to date, its successful implementation remains subject to risks. These risks include a more severe economic downturn and delayed resumption of economic growth, slippages in fiscal adjustment stemming from delayed reform of fiscal institutions, including in the area of revenue collection, and delays in the resumption of market access. In the latter context, the recent worsening of conditions in European sovereign debt markets, if prolonged, represents a significant risk to the Economic Adjustment Program. A failure to successfully implement the Economic Adjustment Program and to attain its fiscal targets may exacerbate Greek macroeconomic conditions or even lead to the termination of international financial support. In light of Greece's very large debt burden (see "Public Finance—Greece's General Government Deficit" and "Public Debt—Summary of Public Debt"), such developments, in turn, could impact Greece's ability to service its debt and create the conditions for a credit event with respect to Greece's debt.

The short-term real growth outlook of the Hellenic Republic is unfavorable and a rebound depends upon the return of market and private sector confidence as well as the successful implementation of structural reforms under the Economic Adjustment Program.

        Real GDP growth in Greece is estimated to have contracted significantly in 2010 (-4.2%), and is also expected to contract in 2011 (-3.0%), with recovery expected to gradually set in 2012. High uncertainties, expensive external financing, tight credit conditions, and the magnitude of fiscal adjustment agreed under Economic Adjustment Program are weighing on the private sector. A rebound of economic growth will only be possible when market and private sector confidence returns and the effects of structural reforms start to materialize. The goals set for structural reforms under the Economic Adjustment Program are ambitious and although significant progress has already been made, most notably in the areas of pension, labor market and "closed professions" reform, keeping up the momentum and swiftly implementing the complex structural changes required remains a challenge. If delays in the implementation of the planned structural reforms were to occur, this could delay economic recovery, which in turn would jeopardize fiscal consolidation and the stabilization of the Greek financial sector, and ultimately could call into question Greece's ability to service its debt.

There can be no assurance that the Hellenic Republic's credit rating will not change.

        The Hellenic Republic has undergone a series of ratings downgrades since the end of 2009. Currently, the long-term debt of the Hellenic Republic is rated BB+ (Negative Outlook) by Standard and Poor's, and BB+ (Negative Outlook) by Fitch. On March 7, 2011, Moody's downgraded Greece's government bond ratings to B1 (Negative Outlook) from Ba1 (Negative Outlook).

        The Hellenic Republic's ratings may be downgraded further in the future, in the event of public finances deteriorating further as a result of poorer performance of economic activity or due to Government measures being perceived as insufficient. Developments at the EU level in connection with the ongoing European sovereign debt crisis, including with respect to the features of the response mechanisms to address the crisis and conditions attaching to continuous support for Greece from official sources, may also influence the credit rating agencies' assessments. Any adverse change in an applicable credit rating could adversely affect the trading price for the securities, if any, and have the potential to affect the Hellenic Republic's cost of funds in the international capital markets and the liquidity of and demand for the Hellenic Republic's debt securities.

Risk Factors Relating to the Securities

The Hellenic Republic is a foreign sovereign state and, accordingly, it may be difficult to obtain or enforce judgments against it.

        The Hellenic Republic is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the Hellenic Republic.

        The Hellenic Republic will irrevocably submit to the jurisdiction of any Federal or State court in New York City in any action arising out of or based on the securities brought by any holder of a security. In addition, the Hellenic Republic will irrevocably waive, to the fullest extent permitted by the laws of the Hellenic Republic and international conventions, any immunity, including foreign sovereign immunity, from jurisdiction and, except as provided below, from execution or attachment or process in the nature thereof to which it may otherwise be entitled in any such action in any Federal or State court in New York City or in any competent court in the Hellenic Republic.

        Notwithstanding the foregoing, under the laws of the Hellenic Republic, the funds, assets, rights, and general property of the Hellenic Republic located in the Hellenic Republic are immune from execution and attachment and any process in the nature thereof to the fullest extent permitted by the laws of the Hellenic Republic and international conventions, and the foregoing waiver shall not constitute a waiver of such immunity or of any immunity from execution or attachment or any process in the nature thereof with respect to the premises of the Hellenic Republic's diplomatic missions in any jurisdiction which affords immunity thereto or with respect to assets of the Hellenic Republic outside the Hellenic Republic necessary for the proper functioning of the Hellenic Republic as a sovereign power.

        The Hellenic Republic reserves the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 (the "Immunities Act") with respect to actions brought against the Hellenic Republic under the United States Federal securities laws or any State securities laws. In the absence of a waiver of immunity by the Hellenic Republic with respect to such actions, it would not be possible to obtain a United States judgment in an action against the Hellenic Republic, unless a court were to determine that the Hellenic Republic is not entitled under the Immunities Act to sovereign immunity with respect to such action. For more information, see "Description of Securities—Governing Law; Consent to Service."

There may be no active trading market for the securities or the trading market for the securities may be volatile and may be adversely impacted by many factors.

        There can be no assurance that an active trading market for the securities will develop, or, if one does develop, that it will be maintained. If an active trading market for the securities does not develop or is not maintained, the market or trading price and liquidity of the securities may be adversely affected. If the securities are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions, and the financial condition of the Hellenic Republic. While an application may be made to list the Hellenic Republic's securities on an exchange, there can be no assurance that such application will be accepted or that an active trading market will develop.

The securities will contain provisions that permit the Hellenic Republic to amend the payment terms without the consent of all holders.

        The securities will contain provisions regarding acceleration and voting on amendments, modifications, and waivers, which are commonly referred to as "collective action clauses." Under these provisions, certain key terms of the securities of any series may be amended, including the maturity date, interest rate, and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding securities of such series. See "Description of Securities—Amendments and Waivers" in this prospectus.

THE HELLENIC REPUBLIC

GENERAL

Location, Area, and Population

        The Hellenic Republic (the "Hellenic Republic" or "Greece") is located on the southeastern tip of Europe in the eastern Mediterranean. It borders Turkey, Bulgaria, the former Yugoslav Republic of Macedonia, and Albania and has an area of 132,000 square kilometers, of which about one third is cultivated. Islands account for approximately 25,000 square kilometers, or 18.9% of the total land area, and the country has an extensive coastline of 15,000 kilometers. The sole official language is Greek.

        The climate ranges from temperate in the north to semi-tropical in some southern areas. The land surface under irrigation has increased considerably in recent years, thus helping cultivation of crops, which range from cereals to citrus fruits, tobacco, and cotton. Similar to other countries in the Mediterranean region, however, heat waves and drier conditions have led to larger and more uncontrollable forest fires across the country in past years, most recently in August 2009.

        The results of the last official census in 2001 estimated the population of Greece at 10,964,020, compared with 10,260,000 in 1991. The population growth rate according to 2001 estimates is 6.9%. In mid-year 2009, the estimated population was 11,282,751.

        The growth and distribution of Greece's population during the post-war years has been influenced by the steady number of Greeks emigrating and the high rate of urbanization in recent years. The population of Athens (greater metropolitan area) increased from 2.2 million inhabitants in 1971 to over 3 million in 2001, representing 30% of the total population in the latter year.

Constitution, Government, and Political System

        Greece functions as a parliamentary democracy, with the President of the Republic (the "President") serving as Head of State, as provided for in a constitution adopted in 1975 and revised in 1986 (the "Constitution"). Once under the rule of the Ottoman Turkish Empire, Greece became an independent kingdom in 1830. From the adoption of the first constitution in 1843 until 1973, except for the periods 1924-1936 and 1941-1944, Greece's head of state was a hereditary monarch. In 1967, a military junta seized power and, in 1973, abolished the monarchy. The military regime ended in 1974, when parliamentary democracy was restored following a referendum in which the electorate rejected a return to monarchy. Greece has universal direct suffrage for all persons over the age of 18.

        The Constitution provides for a unicameral legislature (the "Parliament" or "Vouli"), the President, a Prime Minister (the "Prime Minister") heading the Government, and an independent judiciary. The Vouli consists of 300 members who are elected for a term of four years. Of the 300 members, 288 are elected from 56 constituencies, 51 of which are multi-member. The remaining 12 seats are reserved for deputies of state and are apportioned according to the percentage of total votes cast for political parties nationwide. The President is elected by the Parliament and serves a five-year term that is renewable once. The President may not dissolve the Parliament prior to the expiration of its stated term except (a) upon a proposal to such effect by the cabinet of the Government in order to confront a matter of utmost national importance or (b) upon a vote of no-confidence in the Government by a majority of members of Parliament and the represented parties' failure, upon request of the President, to form a new Government that has the confidence of a majority of the members of Parliament.

        Legislative powers under the Constitution are vested in Parliament. The President may issue legislative decrees if authorized by legislation duly adopted by Parliament. Executive powers are vested in the Government, which is formed by the party or parties holding a majority of the seats in Parliament and is headed by the Prime Minister. The President, upon recommendation by the Prime Minister, appoints the members of the cabinet.

        The judicial system comprises administrative, civil, and criminal courts, which are located in major cities throughout the country. The courts are organized pursuant to special laws and are divided into first instance and appellate courts. The High Court of Justice, which is authorized to hear civil and criminal cases, the Supreme Administrative Court, which is authorized to hear administrative cases, and the Auditors' Court, which is mainly responsible for disputes regarding pensions of civil servants and auditing of the public accounts, are the country's highest judicial authorities.

        Greece is currently divided into 51 prefectures, with Athens further divided into four sub-prefectures. Following a major reorganization of the sub-central government in 2010, as of January 1, 2011, local governments consist of 13 (previously 76) administrative regions and 325 (previously 1,034) municipalities. The two main political parties are the Panhellenic Socialist Movement ("Pasok") and the New Democracy Party ("NDP"). Pasok, a social democratic party founded in 1974, is currently headed by Mr. Georgios Papandreou. The NDP, a conservative party, is currently headed by Mr. Antonis Samaris.

        The current Government, headed by Mr. Georgios Papandreou, was formed after the elections of October 4, 2009, in which Pasok obtained 160 of the 300 seats in Parliament. The previous Government, headed by Mr. Konstantinos Karamanlis of the NDP, was first elected on March 7, 2004 and reelected on September 16, 2007. The President, Mr. Karolos Papoulias, was elected in March 2005 by the Parliament, and was re-elected in March 2010 to serve for another five-year term.

        The following table sets forth the election results of Greece's most recent general elections:

RESULTS OF RECENT GENERAL ELECTIONS

	March 7, 2004		September 16, 2007		October 4, 2009
Party	% of Votes Polled	No. of Seats	% of Votes Polled	No. of Seats	% of Votes Polled	No. of Seats
Pasok	40.55	116	38.10	102	43.92	160
NDP	45.36	166	41.84	152	33.48	91
Greek Communist Party	5.90	12	8.15	22	7.54	21
Popular Orthodox Rally	2.19	—	3.80	10	5.63	15
Syriza (Alliance of left-wing parties)	3.26	6	5.04	14	4.60	13
Others	2.74	—	3.07	—	4.83	—

Total	100.00	300	100.00	300	100.00	300

Source: Ministry of the Interior.

International Relations

        Greece became the first associate member of the European Economic Community ("EEC"), now the European Union ("EU"), in 1961. Its application for full membership was approved in principle in 1976 and the Treaty of Accession was signed in May 1979. After the ratification of the Treaty by the respective parliaments of the member states of the EU, Greece became a full member of the EEC on January 1, 1981.

        Besides membership in the EU, Greece is a member of the Council of Europe and a Charter Member of the United Nations and of its specialized agencies. It is also a member of the IMF, the European Bank for Reconstruction and Development, and the International Bank for Reconstruction and Development ("World Bank") and its affiliates, the International Finance Corporation and the International Development Association. It is a party to the World Trade Organization and a member of the Organization for Economic Co-operation and Development ("OECD"). Greece is also a member of the European Investment Bank ("EIB"), the Council of Europe Development Bank ("CEB"), and the North Atlantic Treaty Organization ("NATO").

        The Hellenic Republic is obligated to contribute to the capital subscription and, in some cases, the additional financing requirements of certain international organizations in which it participates. The following table shows the amount of Greece's participation in the international institutions as of December 31, 2010.

GREECE'S PARTICIPATION IN INTERNATIONAL INSTITUTIONS

Participation Loans as of December 31, 2010
(euro in millions)
IMF(1)	954.4
Other Participations (converted into loans from the Bank of Greece)(2)	42

(1)
This debt comprises consolidated obligations of Greece to the Bank of Greece deriving from participations in international organizations excluding the IMF that were converted into various types of loans. After 1993, any participation increase in these organizations was funded directly from the Central Government Budget.

(2)
Equivalent to 823.0 million Special Drawing Rights ("SDRs")

Source: Ministry of Finance.

        The following table shows loans to Greece from international organizations outstanding as of December 31, 2010.

OUTSTANDING LOANS OF GREECE

As of December 31, 2010
(euro in millions)
World Bank	0
EIB	6,022
EU	21,000
CEB	264

Source: Ministry of Finance.

The European Union and European Integration

        Today, Greece is one of the EU's 27 member states (the "Member States"). On January 1, 2007, Bulgaria and Romania became part of the EU, joining the EU's previous members Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden, and the United Kingdom. According to provisional data, the aggregate population of the Member States was approximately 501 million as of January 1, 2010. The EU is still in the process of enlargement. Accession negotiations with Turkey and Croatia started in October 2005. The former Yugoslav Republic of Macedonia and Iceland currently have candidate status. Albania, Bosnia and Herzegovina, Kosovo, Montenegro, and Serbia are potential candidates.

  Political Integration

        Full EU membership involves a limited transfer of sovereignty to EU institutions. In return, Greece is represented in the various EU institutions. The EU's three main institutions are the Council of the European Union (representing the governments of the Member States, the "Council"), the European Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU, the "Commission"). In addition, the heads of state or government of the Member States of the EU and the president of the Commission meet at the European Council, which defines the general political guidelines of the EU and decides on certain fundamental questions. Greece's representation includes one Government-appointed commissioner, 22 of the 736 directly elected members of the European Parliament, and membership in the Council of the European Union and the European Council. Pursuant to the Treaty of Lisbon (as defined below), the total number of elected members will increase to 751 members; the number of Greek members will remain unchanged.

        In order to ensure that the decision-making process within the EU's institutions continued to work and against the backdrop of the reform proposals reflected in the proposed European constitution, which was not ratified by all Member States, the European Council convened an intergovernmental conference to draft a new EU treaty in 2007. The treaty, which entered into force on December 1, 2009 (the "Treaty of Lisbon"), aims at enabling the EU to cope with its main challenges in the medium-term future, the enlargement of the EU, and the increased involvement of EU citizens, by introducing more democracy and transparency into the governance of the EU.

        The Member States of the EU have agreed that a longer-term objective is the formation of a European Political Union. Current areas of close cooperation include foreign and security policy as well as internal and social affairs. However, the Member States, for the time being, retain sovereignty in most important areas of policy.

  Economic Integration

        With the completion of the process leading to the Single European Market in January 1993, virtually all physical, legal, and fiscal barriers to the free movement of people, goods, services, and capital within the EU have been removed. The integration of the Member States' economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States' companies and promoting economic efficiency. In addition, various liberalization and harmonization measures are being implemented. Among other things, the telecommunications and energy sectors are being liberalized and opened for private competitors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU based on a single license obtained in one Member State.

        Another important policy area for the EU has been agriculture. Subsidies to this sector, which make up more than 40% of the EU's budget, have been restructured to keep European farming competitive and reduce costs.

        A further tool with which the EU promotes economic integration is regional aid, which is designed to focus development efforts on certain disadvantaged regions and population segments of the EU. The Treaty on European Union of February 1992 (also known as the "Maastricht Treaty") instituted social and economic cohesion among the diverse regions and countries of the EU as one of the objectives of the EU. To achieve this objective, it was agreed that a cohesion fund (the "Cohesion Fund"), created in 1994, would provide less developed regions and countries with financial aid focused on sectors such as the environment or transportation infrastructure. The Member States eligible to receive this are Member States, whose gross national product ("GNP") per capita is below 90% of the EU average. Greece is currently one of these Member States.

        The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted on May 17, 2006, with an Interinstitutional Agreement ("IIA") signed by the European Parliament, the Council, and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2011 EU budget, which was adopted by the European Parliament on December 15, 2010, amounts to EUR 141.9 billion in commitment appropriations and EUR 126.5 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.13% of the EU gross national income, while the amount of payment appropriations corresponds to 1.01% of the EU gross national income.

        For more information on current benefits received by Greece from various EU funds, see "Public Finance—Transfers between Greece and the European Union" below.

  Monetary Integration

  General

        On September 17, 1984, the Greek drachma was integrated into the European Currency Unit ("ECU") basket of currencies. Greece joined the Exchange Rate Mechanism ("ERM") of the European Monetary System on March 16, 1998, by adjusting the value of the Greek drachma against the ECU by 12.3%. The Greek drachma was then included in the Exchange Rate Mechanism at the central rate of 357 Greek drachma to one ECU.

        The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union ("EMU"). In order to qualify for the EMU, under the terms of the Maastricht Treaty, Member States have to satisfy the following conditions: (i) an inflation rate not exceeding the average of the three best performing Member States by more than 1.5% in terms of price stability, (ii) a budget deficit not exceeding 3% and a gross accumulated public debt not exceeding 60% of GDP, (iii) the observance without devaluation of the ERM fluctuation margins for at least two years, and (iv) average nominal long-term interest rates on government bonds not exceeding that of the three best performing Member States in terms of inflation by more than 2%.

        On January 1, 1999, after fulfilling these convergence criteria, eleven members of the EU adopted the euro as their legal currency. The drachma central rate, originally set at 353.107, was revalued from January 17, 2000 at 340.75 drachma per euro. With Greece joining the EMU as the twelfth Member State on January 1, 2001, this central rate became the irrevocable euro conversion rate of the drachma. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, and Spain). Slovenia, Malta, Cyprus, and Slovakia followed. In January 2011, Estonia joined as the seventeenth Member State.

        The ECB was established on June 1, 1998, as part of the European System of Central Banks ("ESCB"). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro, assumed sole responsibility for the monetary policy in the euro area on January 1, 1999. In December 2010, the ECB decided to increase its subscribed capital by EUR 5 billion, from EUR 5.76 billion to EUR 10.76 billion, with effect from December 29, 2010. The capital increase was deemed appropriate in view of increased volatility in foreign exchange rates, interest rates, and gold prices as well as credit risk. The national central banks of the euro area will pay their additional capital contributions in three equal annual installments, starting in December 2010.

  Stability and Growth Pact and Excessive Deficit Procedure

        In order to ensure and strengthen the ongoing convergence of the economies participating in the EMU, consolidate the single market, and ensure budgetary discipline in the euro area, the Member States agreed on the main elements of a Stability and Growth Pact (the "Pact"), which became effective on July 1, 1998.

        According to the Pact, Member States are required to pursue a medium-term objective of ensuring the long-term sustainability of public finances and minimizing the risk of any Member State's general government deficit exceeding the reference value of 3% of its GDP.

        Under the Maastricht Treaty, implementing regulations, and the Pact, a Member State whose general government deficit exceeds the reference value of 3% of its GDP becomes subject to the "excessive deficit procedure." The excessive deficit procedure provides that the Economic and Finance Affairs Council, a Council composed of Economics and Finance Ministers of the Member States (the "Ecofin Council"), decides whether an excessive deficit has been incurred. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. If it determines that such corrective measures are not adequately implemented, the Maastricht Treaty and the Pact provide for a wide range of remedies. For those Member States whose currency is the euro, this process could ultimately lead to the imposition of annual financial penalties of as much as 0.5% of a Member State's GDP. Financial penalties may not be imposed, however, until the end of a further review period. Furthermore, the Pact provides that the 3% limit may be exceeded without triggering an excessive deficit procedure, provided that the deficit ratio remains close to the 3% threshold and is considered to be exceptional and temporary, for example, in the event of a severe economic downturn (i.e., a recession), an extended period of weak growth or an unusual event beyond the control of the Member State concerned (e.g., a significant natural disaster or a war having an impact on that Member State).

        Moreover, in judging whether a deficit is too high and whether a Member State must implement corrective measures, the Ecofin Council relies on an indicative list of relevant factors that has been agreed upon by the Member States. This list includes, among other factors, the costs of implementing policies according to the EU Strategy for Growth and Jobs (Lisbon Strategy); high financial contributions aimed at fostering international solidarity and achieving European policy goals, notably European unification; and costs of pension reform.

        As a consequence of the global economic and financial crisis, nearly all Member States breached the 3% of GDP deficit reference value in 2009 or 2010. With the exception of Bulgaria, Luxembourg, Sweden, and Estonia, all EU Member States, including Greece, are currently subject to the excessive deficit procedure. For further information on the excessive deficit procedure against Greece, see "Public Finance—Excessive Deficit Procedure."

        In 2010 the Ecofin council decided to adopt measures aimed at strengthening the Pact, in particular, through a revision of the sanctions regime and a stronger focus on the development of general government debt.

        Further, a so-called "European semester" was introduced, starting in 2011, in order to improve coordination of the Member States' economic policies and help strengthen budgetary discipline, macroeconomic stability, and growth. The European semester is a six-month period each year during which the Member States' budgetary and structural policies will be reviewed to detect inconsistencies and emerging imbalances. Every year in March, the European Council will identify the main economic challenges facing the EU and give strategic advice on policies. Taking this guidance into account, in April of each year, the Member States will review their medium-term budgetary strategies and draw up national reform programs setting out the action they will undertake in areas such as employment and social inclusion. In July, the European Council and the Ecofin Council will provide policy advice on the basis of the programs submitted by the Member States before the member states finalize their budgets for the following year.

  Response to the European Sovereign Debt Crisis

        After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its sizeable financing needs in the first months of 2010, the Member States that form the euro area (the "Euro Area Member States") concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In April 2010, the Euro Area Member States agreed to provide Greece with stability support in the form of pooled bilateral loans in the amount of up to EUR 80 billion over a period of three years parallel to a loan facility provided by the IMF in the amount of up to EUR 30 billion. For further information on the loan provided by the Euro Area Members States to Greece and the Stand-By Arrangement concluded between Greece and the IMF, see "—Public Finance—Financial Assistance Program."

        Furthermore, on May 10, 2010, the Council of the European Union and the Member States decided on a comprehensive package of measures to address the risk of contagion in an environment of fragile financial markets and to preserve financial stability in Europe. This package includes a new community instrument (European financial stabilization mechanism, "EFSM") of up to EUR 60 billion. In addition, the Euro Area Member States set up the European Financial Stability Facility ("EFSF"). This special purpose vehicle is authorized to issue bonds guaranteed by Euro Area Member States for up to EUR 440 billion for the purpose of on-lending to Euro Area Member States in financial difficulties, subject to conditions, which are to be negotiated with the European Commission in liaison with the ECB and the IMF and to be approved by the euro area finance ministers. The IMF will participate in financing arrangements with up to EUR 250 million.

        The first Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which is provided subject to compliance with strict conditions, is intended to provide financial support of EUR 85 billion, consisting of EUR 22.5 billion to be financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF, and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark, and Sweden. The remaining EUR 17.5 billion will be financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund.

        In December 2010, the European Council agreed on a draft decision for a limited treaty amendment allowing Euro Area Member States to establish a permanent mechanism to safeguard the financial stability of the euro area as a whole. The European Council further confirmed the general features of this permanent mechanism (the European Stability Mechanism, or "ESM"). The ESM will be based on, and replace, the EFSF and the EFSM, which will remain in force until June 2013. Accordingly, the ESM will provide for involvement of the IMF. The granting of financial assistance to Euro Area Member States under the ESM, which will require a unanimous decision of the euro area finance ministers, will be made subject to strict conditionality. It is planned to provide for a case-by-case participation of private sector creditors, fully consistent with IMF policies. In all cases, any ESM loan would enjoy preferred creditor status, junior only to the IMF loan. In line with IMF practices, in the case of any Member State that appears to be insolvent, liquidity assistance by the ESM would be conditioned upon the Member State negotiating a comprehensive restructuring plan with private sector creditors with a view to restoring debt sustainability. In order to facilitate this process, standardized collective action clauses are to be included in the terms and conditions of all new euro area government bonds starting in June 2013. These clauses would enable creditors to pass a qualified majority decision agreeing to a legally binding change to the terms of payment in the event that the debtor Member State is unable to pay.

        For further information on the excessive deficit procedure against Greece, see "Public Finance—Excessive Deficit Procedure."

THE ECONOMY

Overview and Key Figures

        During the 1960s and 1970s, the Greek economy grew at a rate equal to or higher than most other OECD and EU countries. During the 1980s, phases of increased Government expenditures and social reforms were followed by economic austerity programs aimed at controlling inflation. During this period, the Greek economy was characterized by high inflation (the average annual inflation rate, as measured by the consumer price index ("CPI"), was 19.4%), relatively low GDP growth (the average annual growth rate was 1.7%), and rapidly rising public debt. During the 1990s, a differentiated economic policy mix was implemented, which allowed Greece to join the euro area. Over the last several years, there have been many positive developments with respect to the domestic economy, and a number of measures were undertaken to restructure the economy, but economic imbalances persisted. In addition, after a period of strong growth, real GDP growth decelerated and real GDP shrank in 2009 and 2010 and is expected to shrink further in 2011. Real economic growth is expected to rebound starting from 2012.

        The Hellenic Statistical Authority ("ELSTAT"), the former National Statistical Service of Greece ("NSSG"), is the Hellenic Republic's official statistical agency and was established as an independent authority supervised directly by the Parliament in March 2010.

        In October 2009, Eurostat expressed a general reservation over the figures notified by the Greek authorities in Greece's October 2009 excessive deficit procedure notification ("EDP notification") due to significant uncertainties over the figures reported and, thus, did not validate the data for Greece. The October 2009 EDP notification included substantial revisions of the government deficit and the debt data for the previous years.

        At the beginning of January 2010, Eurostat published a report that described the main shortcomings in the administrative and operational capacity of the Greek statistical information gathering system and in February 2010, the European Commission initiated infringement proceedings against Greece for its failure to provide reliable budgetary statistics, requesting the Government to take all necessary steps to ensure that the systemic failures and weaknesses identified in the report were corrected. In addition to the legislation setting up ELSTAT, the Government also designed a joint action plan with the Commission to implement the legislation and improve the compilation of reliable data and their wide and timely dissemination.

        In cooperation with Eurostat, which visited Greece a number of times to discuss methodology and assess progress being made in the compilation of reliable statistical information, ELSTAT has completed a major revision of the national accounts system. On this basis, Greece notified revised fiscal data and on November 15, 2010, Eurostat announced that Greece's data was now essentially reliable and lifted its reservation on Greek fiscal data. The analysis in this prospectus is based on the revised data, which are presented in the tables throughout.

        The following table provides main economic indicators relating to Greece for the periods indicated.

PRINCIPAL ECONOMIC INDICATORS

	2006	2007	2008	2009	2010(5)
	(euro in millions)
GDP current market prices	211,314	227,134	236,936	235,035	231,888
Percentage change	7.8	7.5	4.3	(0.8)	(1.3)
Percentage change of GDP at constant market prices with base year 2000	4.5	4.3	1.3	(2.3)	(4.2)
GDP per capita (euro at current market prices)	18,954	20,293	21,085	20,873	20,552
Unemployment Rate (percentage of labor force)(1)	8.5	7.8	7.3	9.0	12.1
Consumer Price Index (year-on-year percentage change—December on December(2))	2.9	3.9	2.0	2.6	4.9
Exports (BOP basis) f.o.b.	16,154	17,446	19,813	15,318	13,700
Percentage change	13.8	8.0	13.6	(22.7)	8.4
Imports (BOP basis) f.o.b.	51,441	58,945	63,862	46,085	38,180
Percentage change	23.2	14.6	8.3	(27.8)	(0.1)
Balance of Merchandise	(35,286)	(41,499)	(44,049)	(30,767)	(24,481)
Balance of Payments— Current Account	(23,760)	(32,602)	(34,798)	(25,819)	(19,469)
International Reserves (at end of period)(3)	2,169	2,491	2,521	3,857	4,372
General Government gross external debt (at year end)(4)	154,660	177,106	191,985	219,546	195,376

(1)
ESA definition.

(2)
Except for 2010 figure, which presents percentage change November on November.

(3)
New definition of reserves according to ECB rules and following entry into euro area.

(4)
Except for 2010 figure, which is at the end of the third quarter of 2010.

(5)
Provisional data.

Sources: Ministry of Finance, Bank of Greece, and ELSTAT.

Recent Developments and Forecasts

        Upon the Hellenic Republic's entry into the euro area in 2000, access to low-cost credit strengthened domestic demand, which was further supported by pro-cyclical fiscal policies, and in the period from 2000 to 2008, the Greek economy expanded at an average annual rate of about 4%, one of the highest rates in the euro area. While economic activity remained strong in 2008, although decelerating, as real GDP increased by only 1.3% in 2008 compared to 4.3% in 2007, real GDP contracted by 2.3% in 2009. Economic activity is expected to contract further in 2010 (-4.2%) and 2011 (-3%) and to recover slowly thereafter, with positive growth rates expected from 2012 onwards.

  Economic Results for 2008

        The rapid economic expansion achieved over the previous decade came to an end in 2008. In light of adverse international economic developments, including sharp downward revisions in the projections for world growth and continuing uncertainties about the energy market, the real GDP growth rate was 1.3% in 2008, sustaining, however, a 0.7 percentage point positive differential from the euro area average growth rate.

        Economic growth overall remained resilient, mainly driven by private consumption expenditure (+3.2%), which, in turn, was supported by robust credit expansion stemming from a rather stable financial sector. Budgetary overruns in 2007 and measures aimed at sustaining the pace of fiscal consolidation led to only moderate growth of public consumption by 1.0% compared to growth of 9.2% in 2007. Gross fixed capital formation decreased by 7.6% in 2008 compared to a positive growth rate of 5.4% in 2007. This was due to a pronounced decrease of 18.9% in investment in the construction sector, especially the housing sector, and a slower growth rate of 6.2% in investment in machinery and equipment. Economic and business sentiment indicators tilted downwards in the course of 2008 and increased uncertainty regarding international economic prospects discouraged the realization of investment projects. Towards the end of 2008, the escalating volatility in the interbank markets intensified banks' credit rationing in their business financing, thus further dampening investment growth.

        The economic downturn experienced by Greece's main trading partners had an impact on the economy's external balance. Exports of services at constant prices grew by only 4.1% in 2008 compared to 9.0% in 2007, mainly due to the adverse impact of the economic contraction, particularly in the shipping sector, towards the end of 2008. Exports of goods increased by 3.8% in 2008 compared to 1.5% in 2007 as a result of half of goods' exports being directed towards higher growth European countries and the low technological content of the exported goods. Overall, the growth in the export volume of goods and services was sustained at 4.0% in 2008, down from 5.8% in 2007. On the other hand, in 2008, the increase of imports of goods and services amounted to only 4.0% compared to a 9.8% increase in 2007. Whereas the imports of services in 2008 grew by 13.7% compared to 8.1% in 2007, imports of goods in 2008 merely increased by 2.1%, down from a 10.2% increase in 2007. This reflected lower imports of equipment and reduced investment activity, as well as the effect of the drop in consumption demand. As a result of these developments, the current account deficit on a national accounts basis reached 16.4% of GDP in 2008 compared to 15.6% in 2007.

        Total employment increased by 0.2%, while the unemployment rate was 7.3% in 2008, down from 7.8% in 2007, partly as a result of a reduction in the labor force. Continuing the trend of the fourth quarter of 2007, inflation, as measured by the CPI, accelerated to 4.6% during the first nine months of 2008 as a result of the large increase in international prices for merchandise goods and oil. The average CPI increase was 4.2% in 2008 compared to 2.9% in 2007.

  Economic Results for 2009

        The economic contraction was more severe for the Greek economy during the course of 2009. Cyclical and structural factors contributed to the substantial decline in real GDP growth of 2.3%, while GDP in the EU and the euro area contracted by about 4.0%. In addition, given the limited available fiscal room for maneuver, temporary sectoral measures undertaken in early 2009 were unable to offset the effects of the economic downturn. The delay in the reaction of the Greek economy to the global economic downturn is attributable to the time lag required for the crisis to be transmitted from central European economies to the periphery of the EU, as well as to the Greek economy's small size and its relatively limited outward orientation. Nevertheless, economic developments in 2009 were driven by an adverse export performance, in particular, the pronounced decline in transport and tourism receipts, the constrained credit expansion towards the private sector of the economy, reduced foreign investment activity, and a drop in confidence, which was also influenced by budgetary developments and the increased gross debt financing needs.

        Almost all components of final domestic demand (overall -2.2% in 2009 compared to 0.7% in 2008) contributed negatively to GDP growth in 2009. More specifically, for the first time in ten years, gross fixed capital formation (-11.4% in 2009 compared to -7.6% in 2008) and private consumption (-1.8% in 2009 compared to 3.2% in 2008) were the most important negative contributing factors to growth. The decline in gross fixed capital formation in 2009 reflected a substantial decline of 12.2% in investment growth in equipment and a further contraction in the construction sector, especially housing, of 25.1%. The drop in investment was most apparent in the private sector; general government fixed investment growth increased by 2.6% in 2009 compared to a 4.5% decline in 2008. Public consumption expenditure increased by 7.6% in 2009 compared to a 1.0% increase in 2008.

        In the external sector, unfavorable economic conditions and reduced trading volumes among EU member states took a heavy toll on the shipping and the tourism sectors. The volume of exports of goods and services declined by 20.1% in 2009 compared to a 4.0% increase in 2008, reflecting an 18.0% reduction in the exports of goods and a 21.5% drop in services exports. On the other hand, the marked contraction in the relevant components of domestic output growth led to a decrease in the volume of imports of goods and services of 18.6% in 2009 compared to a 4.0% increase in 2008 stemming from a decline of 18.5% in the imports of goods and of 19.0% in the imports of services. Overall, the external sector contributed 2.25 percentage points to growth in 2009.

        In line with the shrinking economy and escalating pressures in the labor market, the unemployment rate on a national accounts basis increased to 9.0% in 2009, an increase by 1.7 percentage points compared to 2008. Total employment declined by 0.7% in 2009 compared to a 0.2% increase in 2008. Inflationary pressures were substantially lower in 2009 compared to 2008 as a result of the adverse domestic and external economic developments. The average CPI increased by 1.2% in 2009 compared to 4.2% in 2008.

  Estimated Economic Results for 2010

        In the first three quarters of 2010, real GDP contracted by 2.7% in the first quarter, 4.0% in the second quarter, and 4.6% in the third quarter. For the first quarter of 2010, the reduction in economic activity reflects a substantial decrease of 14.9% in gross fixed capital formation as well as a smaller reduction in final domestic demand (-1.0%). The latter is attributed to shrinking government consumption expenditure (-10.4%), while private consumption increased slightly by 1.4% compared to the first quarter of 2009. In the external sector, exports of goods and services increased by 1.2% while imports of goods and services declined by 9.4% compared to the first quarter of 2009. In the second quarter, private consumption declined by 4.8% and final demand by 5.8%. Policy measures undertaken in the first six months of 2010 to constrain government expenditure led to a further reduction in government consumption of 9.5% in the second quarter of 2010 compared to the second quarter of 2009. Imports of goods and services declined by 12.3%, reflecting lower investment activity and consumption demand, while exports of goods and services declined by 3.7%. In the third quarter of 2010, the reduction in private consumption expenditure was more pronounced (-5.8%), leading to a further decline in imports of goods and services of 17.8%. On the other hand, given the more favorable external environment, exports of goods and services declined only moderately by 1.1%. In addition, the ongoing fiscal consolidation efforts are reflected in the lower public consumption expenditure (-4.7%) in the third quarter of 2010 compared to the third quarter of 2009. The year-on-year decline in gross fixed capital formation of 18.1% in the second quarter of 2010 and 20.0% in the third quarter of 2010 indicates lower investment activity mainly in the construction sector.

        Overall, real GDP is estimated to have shrunk by 4.5% in 2010 compared to a 2.3% reduction in 2009. Economic developments in 2010 were driven by a 4.1% decline in private consumption, a 9.0% reduction in public consumption expenditure, and a 17.4% decline in gross fixed capital formation. Final domestic demand is estimated to have decreased by 7.1% in 2010 compared to a 2.2% decline in 2009. On the other hand, the external sector is expected to have gradually rebounded and to have contributed positively to GDP growth by 3.94 percentage points. Exports of goods and services are expected to have increased by 0.6%, reflecting a 2.0% increase in exports of goods and a decline of 0.6% in exports of services. The decline in private consumption and investment activity are expected to have resulted in a substantial reduction of 12.0% in the imports of goods and services. Specifically, imports of goods are expected to have declined by 15.8%, while imports of services are expected to have increased by 3.7%, due to an increase in transport services.

        The unemployment rate reached 12.1% in the period from January to October 2010 compared to 9.2% in the same period of 2009. For 2010 overall, the unemployment rate is estimated at 12.1% compared to 9.0% in 2009. The policy measures undertaken to increase government receipts (i.e., VAT and excise tax increases) intensified inflationary pressures despite the ongoing reduction in economic activity. The GDP deflator is expected to have increased by 3.0% in 2010, while it is expected to moderate below 2.0% in 2011-2014. In 2010, the CPI increased by 4.7% on average compared to an increase of 1.3% in 2009. Core inflation in 2010 was 3.0% compared to 2.4% in 2009.

        On the fiscal front, the Economic Adjustment Program provides for a frontloaded fiscal consolidation effort, which is expected to have led to a substantial fiscal adjustment of 6.0% of GDP in 2010, corresponding to a decrease of the general government deficit from 15.4% of GDP in 2009 to 9.4% of GDP in 2010.

  Economic Forecasts for 2011

        In 2011, real GDP is forecast to decline by 3.0%, mainly reflecting a 5.5% decline in final domestic demand compared to a 7.3% decline in 2010. Private consumption expenditure is expected to decline further by 4.3% compared to a 4.1% decrease in 2010, while gross fixed capital formation is forecast to shrink by 7.5% compared to a 17.4% decline in 2010. In addition, government consumption expenditure is forecast to decline by 8.5% in 2011 compared to a 9.0% reduction in 2010. Thus, final domestic demand is forecast to contribute negatively to GDP growth by 5.92 percentage points.

        In the external sector, exports of goods and services are expected to rebound strongly, based on improved prospects for the international economic outlook and world trade. Furthermore, the structural reforms initiated in product and labor markets are expected to move economic resources to the more profitable sectors of the economy and thus, an export-led growth model is expected to persist. Exports of goods and services are forecast to increase by 5.1% in 2011 compared to moderate growth of 0.6% in 2010. Exports of goods are forecast to increase by 5.5% compared to an increase of 2.0% in 2010 and exports of services by 4.8% compared to a decline of 0.6% in 2010. On the other hand, imports of goods and services are forecast to shrink further by 6.4% in 2011 following an estimated 12.0% reduction in 2010. This is due to the significant contraction in domestic demand and, in particular, the decline in private consumption and in investment activity. Imports of goods are expected to decline by 7.9% compared to a decline of 15.8% in 2010, reflecting a reduction in imports of equipment and machinery, while imports of services are expected to decline by 1.2% compared to an increase of 3.7% in 2010.

        The negative development of output growth is expected to take a heavy toll on labor market developments, with total employment declining by 2.6% in 2011, coupled with a 0.2% decline in compensation per employee. The unemployment rate is projected to increase to 14.6% in 2011.

        Inflationary pressures are expected to moderate substantially in 2011 due to the continued economic contraction. CPI is estimated at 2.4% in 2011. The GDP deflator is forecast at 1.5% compared to 3.0% in 2010. Inflation is forecast at 0.4% in 2012 and 0.8% in 2013.

        The fiscal outlook is expected to improve as a result of the ongoing fiscal consolidation efforts coupled with the gradual economic rebound projected from 2012 onwards. The general government deficit is projected to decline to 7.6% of GDP in 2011 from 9.4% of GDP in 2010. In the medium term, the fiscal balance is expected to improve further with the general government deficit projected to be 6.4% of GDP in 2012, 4.8% of GDP in 2013, and 2.6% of GDP in 2014. In addition, the general government primary balance is expected to mark a surplus of 0.9% of GDP in 2012 and 3.1% of GDP in 2013, implying a gradual correction in the upward trend in debt ratio dynamics.

Economic Policy

        Among other factors, the protracted economic crisis in 2009 as well as the persistence of structural imbalances adversely affected public finances in 2009, with the general government deficit reaching 15.4% of GDP in 2009 and the debt-to-output ratio reaching 126.8% of GDP. Since the beginning of 2010, in response to deteriorating public finances, sizeable sovereign financing needs and rising financing costs due to worsening market conditions, the Government successively undertook to implement certain policies in order to achieve fiscal adjustment, correct structural weaknesses in the Greek economy, and achieve a more robust economic growth model in the medium term. For more information on the various policy undertakings and related fiscal adjustment measures, both on the revenue and the expenditure side, by the Government in early 2010, see "Public Finance—Excessive Deficit Procedure" and "Public Finance—Central Government Budget—2010 Budget."

        Following the agreement with the Euro Area Member States and the IMF on a financial assistance program in May 2010, the Government's economic policy objectives and policy measures are outlined in the Economic Adjustment Program, which is updated on a quarterly basis. In addition, progress made and policy steps taken to meet the objectives of the Economic Adjustment Program are outlined in Memoranda of Economic and Financial Policies ("MEFP") and Memoranda of Understanding on Specific Economic Policy Conditionality ("MoU"), which are also updated on a quarterly basis in connection with the quarterly progress assessments undertaken by the EU and the IMF under the financial assistance program. For more information on the financial assistance program for Greece, see "Public Finance—Financial Assistance Program."

        Broadly speaking, the Economic Adjustment Program aims to secure fiscal sustainability, safeguard the stability of the Greek financial system and boost potential growth and competitiveness, while ensuring that the adjustment effort remains fair and equitable. Its overarching objective is to durably restore the Hellenic Republic's credibility for private investors.

        Recent structural reform measures undertaken by the Government to implement the Economic Adjustment Program relate to:

  •
  The independence of ELSTAT, which will be subject to control by the Parliament. Law 3832/2010 also sets out the framework for the establishment and proper functioning of the Greek Statistical System.

  •
  The reform of local authorities' public administration ("Kallikratis") to enhance transparency, productivity, and efficiency in the local governance system, among other things, by significantly reducing the number of regions and prefectures, and municipalities.

  •
  A reform of the social security system in light of recent demographic trends and their implications for public expenditures in the future through the adoption of new social security legislation. This includes (a) the overhaul of the Greek private sector pension system in order to ensure its medium- and long-term sustainability and (b) a reform of the public sector pension system to bring it in line with the private sector as well as with the binding decision of the European Court of Justice on the equalization of retirement ages for men and women. For more information, see "—Social Security System."

  •
  The adoption of the Fiscal Management and Responsibility Act, which establishes a new framework for drawing up, executing, and monitoring the government budget by putting in place expenditure caps for state and central government spending, setting transparency standards, and publishing information on government spending. Furthermore, the act reinforces the trustworthiness of Greece's fiscal policy and official data, and creates a framework for the implementation of a medium-term fiscal policy.

  •
  The online publication of all decisions involving commitments of funds in the general government sector.

  •
  The establishment of the Financial Stability Fund (the "FSF") to safeguard the capital adequacy of the Greek banking system. For more information on the FSF, see "Monetary and Financial System—The Greek Financial Sector—Key Financial Sector Policies in Connection with the Financial Assistance Program."

  •
  The allocation of the supervision of the private insurance sector to the Bank of Greece.

  •
  The simplification of the start-up of new businesses.

  •
  A recovery plan for the publicly owned railway company, including a timetable for the implementation of specific measures.

  •
  The implementation of the EU Services Directive, which aims to remove unjustified or disproportionate legal and administrative barriers to the establishment of businesses and the provision of cross-border services in the EU, by removing restrictions to competition, business, and trade in regulated professions.

  •
  The improvement of the absorption of Structural and Cohesion Funds. For further information, see "Public Finance—Transfers between Greece and the European Union."

  •
  The improvement of fiscal transparency through reforming the drafting process of the Central Government Budget and subsequent monitoring of its execution and by introducing performance budgeting and a modern accounting system for Central Government accounts. For more information on the Central Government Budget, see "—Public Finance—Introduction."

  •
  The adoption of a new tax law in April 2010 which aims to simplify and increase the efficiency of the tax system, and to introduce rules and procedures to effectively combat tax evasion. In addition, the new law provides for targeted tax incentives to promote entrepreneurship, safeguard employment, and enhance investment in research. For more information on the main elements of the new tax law, see "Public Finance—Sources of Revenue."

Gross Domestic Product

        The following table sets forth real GDP growth for Greece compared to the average GDP growth of the 27 EU Member States for the years indicated.

REAL GDP RATE OF GROWTH (%)

	2006	2007	2008	2009	2010(1)	2011(1)	2012(1)
Greece	4.5	4.3	1.3	(2.3)	(4.2)	(3.0)	1.1
EU (27)	3.2	3.0	0.5	(4.2)	1.8	1.7	2.0

(1)
Forecast.

Source: European Economic Forecast, Autumn 2010.

        Robust GDP growth until 2008 was mainly attributable to the maintenance of high investment growth rates and to sustained growth of private consumption. However, as discussed above under "Recent Developments and Forecasts—Economic Results for 2009", the spillover effects from the international economic crisis as well as fiscal imbalances and structural weaknesses have led to an economic slowdown. Real GDP contracted by 2.3% in 2009, while GDP in the EU and euro area contracted by 4.2% in 2009. Greece's real GDP is forecast to shrink further by 4.2% in 2010 and 3% in 2011 and to rebound in 2012. For a discussion of the factors influencing Greece's historical and projected real GDP growth, see "Recent Developments and Forecasts."

        The following table illustrates the major components of nominal GDP by category of demand for each of the years indicated and their year-on-year percentage change.

GROSS DOMESTIC PRODUCT BY CATEGORY OF DEMAND(1)

	2006(2)		2007(2)		2008(2)		2009(2)		2010
	euro in millions	%(3)	euro in millions	%(3)	euro in millions	%(3)	euro in millions	%(3)	euro in millions	%(3)
At Current Market Prices(4)
Private consumption	153,666	9.2	163,720	6.5	175,557	7.3	174,384	(0.7)	174,927	0.3
Government consumption	34,813	4.8	39,350	13.0	41,380	5.2	45,443	9.8	39,581	(12.9)
Gross fixed capital formation	44,173	13.6	47,536	7.6	45,241	(4.8)	40,066	(11.4)	33,988	(15.2)
Increase in stocks and statistical discrepancy	(435)	(0.2)	2,048	0.9	3,819	1.6	(1,631)	(0.7)	(1,711)	(0.7)
Exports of goods and services	47,535	8.8	51,441	8.2	55,528	7.9	44,286	(20.2)	46,779	5.6
Imports of goods and services	(69,833)	13.9	(78,556)	12.5	(85,956)	9.4	(69,502)	(19.1)	(63,608)	(8.5)
GDP at current market prices(5)	209,919	7.8	225,539	7.4	235,679	4.5	233,046	(1.1)	229,956	(1.3)
GDP at current market prices (adjusted)(6)	211,314		227,134	7.5	236,936	4.3	235,035	(0.8)	231,888	(1.3)

(1)
Revised figures based on ESA.

(2)
Provisional data.

(3)
Year-on-year percentage change, except for Increase in stocks and statistical discrepancy, which represents percentage of GDP.

(4)
Includes net indirect taxes (indirect taxes (principally VAT) less subsidies (principally agricultural)).

(5)
Columns may not add up due to rounding.

(6)
Adjusted GDP at current market prices is based on the common methodology agreed between ELSTAT and Eurostat and represents the agreed denominator for all data expressed as GDP ratios. The components of adjusted GDP are not currently available.

Source: ELSTAT, National Accounts (ESA), December 2010.

Economic Structure

        The Greek economy was traditionally based on agriculture, with shipping and tourism contributing significantly in the services sector. In recent years, the economy has grown mainly due to an expanding services sector. In 2008, agriculture, forestry, and fishing accounted for 3.2% of Gross Value Added ("GVA") at basic prices, industry for 18.2%, and the services sector for 78.6%. In 2009, the respective shares were 3.2%, 17.9%, and 78.9%. For the period January to September 2010, the GVA shares were 3.5%, 17.5%, and 79.0%, respectively.

        The following table illustrates the GVA of Greece at basic prices, broken down by sectors of origin, GVA by sector of origin as a percentage of total GVA, and GDP at market prices for the years indicated.

GROSS VALUE ADDED AT BASIC PRICES AND GROSS DOMESTIC PRODUCT
AT MARKET PRICES (CURRENT PRICES)(1)

	euro in millions	%	euro in millions	%	euro in millions	%	euro in millions	%	euro in millions	%	euro in millions	%
Primary Sector (Agriculture)	8,403	4.8	6,996	3.8	6,871	3.5	6,568	3.2	6,622	3.2	5,307	3.5
Secondary Sector (Industry)
Mining and quarrying, manufacturing, energy	22,494	12.9	23,450	12.7	24,535	12.4	27,170	13.0	27,781	13.3	20,642	13.6
Construction	10,949	6.3	12,910	7.0	13,012	6.6	10,773	5.2	9,533	4.6	5,820	3.8
Total	33,443	19.2	36,360	19.7	37,547	18.9	37,903	18.2	37,314	17.9	26,462	17.5
Tertiary Sector (Services)
Trade, hotels and restaurants, transport and communications	59,449	34.0	64,075	34.6	69,049	34.8	72,050	34.6	68,865	33.1	49,680	32.8
Financial intermediation, real estate, renting and other business activities	33,129	19.0	34,107	18.4	37,850	19.1	39,753	19.1	41,949	20.1	32,224	21.3
Other services	40,199	23.0	43,445	23.5	47,151	23.8	51,955	25.0	53,477	25.7	37,678	24.9
Total	132,777	76.0	141,627	76.6	154,050	77.6	163,758	78.6	164,291	78.9	119,581	79.0
Gross Value Added (at basic prices)	174,623	100.0	184,983	100.0	198,468	100.0	208,229	100.0	208,227	100.0	151,350	100.0
Taxes less subsidies on products	20,195		24,938		27,072		208,229		24,818
GDP at market prices	194,818		209,921		225,540		235,678		233,045

(1)
Revised figures based on ESA. Columns may not add up due to rounding.

(2)
Provisional data.

(3)
Data for 2010 refer to the period January to September.

Source: ELSTAT, National Accounts (ESA), December 2010.

  Agriculture

        Agriculture, forestry, and fishing contributed 3.2% of GVA (at basic prices) in 2009. Agricultural products contributed significantly to the value of Greek exports: in 2009, food and beverages, tobacco, and agricultural raw materials accounted for approximately 24.9% of the value of Greek exports.

        About one-third of Greece's total land area is under cultivation. Agricultural production consists mainly of cereals, olive oil, vegetables, and cotton. In recent years, the list of major products has been expanded with the addition of durum wheat, corn, cotton, tobacco, and fruits. Other agricultural products include livestock, mainly poultry, pigs and sheep, and milk. The main agricultural exports are fresh as well as processed and preserved fruit and vegetables, tobacco, olive oil, and olives. Given the new trends in consumer preferences, government policies have focused on shifting resources to organic production within the new robust environmental protection framework of the EU.

        Farmland in Greece is fragmented into small holdings, a situation which has been an impediment to increased productivity. The small size of most individual holdings has been one of the principal causes for the organization of local rural cooperatives. Greek agriculture has been steadily modernized and the number of people employed in the sector has declined. Continuing harmonization of Greek agriculture with the EU's Common Agricultural Policy ("CAP") entails further investment in infrastructure improvements and increases in farm incomes towards EU levels. Further structural investment projects were realized within the Community Support Framework III ("CSF III"), which covered the period 2000-2006, and are continuing within the Community Support Framework IV ("CSF IV"), which is also referred to as the National Strategic Reference Framework ("NSRF"), and which covers the period 2007-2013. For more information on the funds Greece receives from the EU for modernization and harmonization purposes, see "Public Finance—Transfers between Greece and the European Union."

  Industry

        The secondary sector is comprised of mining and quarrying, manufacturing, electricity, gas and water supply, and construction. In 2009, the secondary sector accounted for 17.9% of GVA at basic prices.

        The following table sets forth the volume of industrial production on an indexed basis for the period indicated.

INDICES OF INDUSTRIAL PRODUCTION(1)

	2006	2007	2008	2009	2010(2)
General Index	100.85	103.2	99.0	89.8	85.4
Mining and Quarrying	97.1	96.8	92.4	81.8	77.5
Manufacturing	102.0	104.2	99.3	88.4	84.5
Electricity	98.3	101.7	98.9	94.7	87.2
Water Supply	102.4	103.7	106.3	103.0	105.4

(1)
2005 =100

(2)
Figures refer to the January-October 2010 period.

Source: ELSTAT, Monthly Statistical Bulletin.

        Manufacturing, mining and quarrying, and energy production accounted for 13.3% of GVA in 2009. Manufactured products include foods, beverages and tobacco, building materials, chemicals, and textiles. In the course of 2009, the industrial production index decreased by an average rate of 9.4%, with manufacturing production declining by 11.2%, reflecting decreases mainly in the production of consumer non-durable goods and intermediate goods as well as consumer durable goods and capital goods. Mining products in Greece include lignite, bauxite, iron, nickel, and manganese. Lignite has accounted for approximately 49% of total mining output in recent years. Exports have sustained manufacturing output despite the increase in import penetration following Greece's accession to the EU. Manufacturing contributed approximately 60.6% of the value of exports in 2009. Textiles account for a large portion of manufacturing exports. Electricity decreased by 4.2% and Water Supply by 3.1% in 2009. In January-October 2010, the industrial production index declined by 5.5% compared to the corresponding period in 2009. This mostly reflects a 4.6% reduction in manufacturing and a 6.7% decline in mining, while Electricity also declined by 8.9% year-on-year.

        In 2009, the construction sector accounted for 4.6% of GVA. Traditionally, the majority of this sector's activities relate to private housing with the remainder relating mainly to public works. Housing activity in the period 1981 through 1990 decreased substantially as a result of the stagnation of real private disposable income, high interest rates, limited housing loans, and the increase in housing prices prior to 1991; since 1996, however, it has been recovering rapidly. Public works activity has been increasing at very high rates since 1995 as a result of the rapid implementation of public investment programs financed with EU funding. However, the substantial fiscal consolidation effort that was initiated in 2010 in Greece was coupled with a reduction of the Public Investment Program ("PIP"). In detail, in the January to October 2010 period, PIP disbursements at current prices declined by 30.3% compared to a 19.2% increase in the corresponding period in 2009. In 2009, PIP disbursements declined by 2.8% compared to 2008, while in 2008 there was a 9.3% increase. General government fixed investment at 2000 constant prices declined by 4.5% in 2008 and increased by 2.6% in 2009. In 2010, it is estimated to decline by 14.4%.

  Services

        The largest components of the services sector are trade, transportation and communication, hotels and restaurants, real estate services, health and education, and public administration/defense. The services sector employed approximately 3.3 million persons in 2009, representing 69.3% of Greece's total employment. Furthermore, services accounted for 78.9% of GVA in 2009.

        One of the focal points of the ongoing structural reforms of the Greek economy is the liberalization of the Greek services sector, which has historically been highly regulated. In 2010, restrictions on the road freight sector were removed, which is expected to lead to noticeable price reductions and improvements in the quality of services provided. Changes in legislation in key services sectors such as tourism, retail and education services are planned which aim to facilitate establishment and the provision of cross-border services as well provide legal certainty for service providers. Furthermore, legislation to remove restrictions to trade in certain regulated professions (legal, pharmacy, notary, architects, engineers, auditing services) has been proposed.

        Two important sub-sectors of the services sector are shipping and tourism, which contribute significantly to Greece's foreign exchange receipts.

  Shipping

        The merchant fleet under the Greek flag at the end of November 2010 had a capacity of more than 43 million gross registered tons ("grt"), having increased by more than 48% since 2000. In addition, in the first quarter of 2010, vessels with a capacity of approximately 186 million dead-weight tons ("dwt") were owned by Greek principals and operated under various flags (including the Greek one). This makes the Greek-owned fleet the largest in the world and by far the largest maritime carrier in the EU. The major part of the Greek-owned merchant fleet is employed in cross-trading and, in particular, the dry bulk and oil trades.

        Net receipts from shipping and related activities cover more than a quarter of Greece's trade deficit and represent an important source of income for the Greek economy. Specifically, the receipts from shipping transportation services were approximately €14.2 billion for the period from January to November 2010 representing 41.0% of total receipts from services, incomes, and current transfers or 27.85% of current account credits. Shipping-related activities are an important source of employment for the Greek economy.

        The following table provides tonnage of the Greek shipping fleet and its share of the world fleet at the dates indicated.

GREEK SHIPPING FLEET

	2005	2006	2007	2008	2009	2010
Greek Flag(l)(2) (millions of grt)	33.1	34.3	37.7	39.2	41.4	43.0
Of which:
Dry Cargo	14.1	14.3	14.6	15.1	14.9	15.9
Tankers	17.2	18.4	21.4	22.3	24.8	25.5
Other	1.8	1.6	1.7	1.8	1.7	1.6
Share of world Fleet(3):
Greek flag (%)	6.1	5.0	5.4	5.9	5.2	4.6
Greek owned (%)	16.5	16.1	16.5	16.4	15.2	14.9

(1)
Source: ELSTAT.

(2)
Data for 2010 is at November 30.

(3)
Source: Lloyd's Register/Fairplay (based on dwt) first quarter of period. Includes vessels under construction.

  Tourism

        In recent years, Greece has developed into one of the principal destinations in the European tourist market. The majority of tourist arrivals come from the EU, particularly Germany and the United Kingdom. Receipts from tourism reached €10,400 million in 2009.

TOURISM IN GREECE

	Foreign Visitors(1)		Foreign Travel Receipts
	Number of arrivals (in thousands)	% Change	Amount (in € millions)	% Change
2005	14,388	5.3	10,729	3.7
2006	15,226	5.8	11,357	5.8
2007	16,165	6.2	11,319	(0.3)
2008	15,939	(1.4)	11,636	2.8
2009	14,915	(6.4)	10,400	(10.6)

(1)
Excluding Greek nationals residing abroad and cruise passengers.

Source: Bank of Greece.

Energy

        In 2008, the latest year for which data is available, 57% of Greece's total energy supply derived from oil, 27% from coal, 11% from natural gas, and 5% from hydroelectric and renewable energy. Since the services sector is by far the most important economic sector, however, the Greek economy overall is not heavily dependent on energy.

        Oil consumption has increased in recent years, but has been outpaced by strong growth in the demand for natural gas. Greece has only minor domestic reserves of oil and natural gas and relies heavily on energy imports mostly from OPEC countries, Russia, Turkey, Algeria, Egypt, and Kazakhstan. However, the planned construction of a new oil pipeline from the Black Sea to Greece's Aegean Sea port of Alexandroupolis, the completion of a gas interconnector with Turkey, and the planned completion of a further gas link to Italy are expected to establish Greece as an important transit route for oil and gas supplies from the energy-rich Caspian region to European markets.

        Lignite is Greece's most significant domestic energy resource and the most important fuel for electricity generation in the country, although the use of natural gas is growing rapidly and renewable energy use is also expected to increase.

        Hydroelectricity is the most economically significant source of renewable energy, contributing 4% of total energy supply, but other sources of renewable energy, such as geothermal, solar, wind, wood, and waste electric power have also been developed. According to EU requirements, 20% of Greece's electricity production must be generated by renewable sources of energy by 2010.

        Liberalization of the energy market is one of the elements of the Government's reform agenda, mainly by opening up lignite-fired electricity generation to third parties, adopting plans for phased transitory cost-based access to lignite-fired generation, managing the hydro reserves, adopting a mechanism to ensure that the energy component of regulated tariffs reflects wholesale market prices, and ensuring that network activities are unbundled from supply activities.

Labor and Employment

        According to the labor force survey conducted by the ELSTAT, the average total labor force in Greece was 4.98 million persons in 2009, 4.5 million of whom were employed. Total employment decreased by 1.1% in 2009 year-on-year compared to an increase of 1.1% in 2008. In 2009, the unemployment rate increased to 9.5%, after declining to 7.7% in 2008 from 8.3% in 2007. In the first half of 2010, unemployment reached 11.8% on average. The number of unemployed persons increased from 471,000 in 2009 to 590,000 in the first six months of 2010. In the near term, the implementation of the Economic Adjustment Program and the significant fiscal consolidation effort achieved in 2010 (6% of GDP) have weighed heavily on economic activity and, as a result, labor market developments. However, the fiscal consolidation achieved and plans for further fiscal adjustment, in combination with the structural reforms that have already been implemented, are expected to lead to a sustainable growth model, which will substantially improve employment prospects.

        The following table provides average labor force, employment, and unemployment figures for Greece for each of the periods indicated.

GREEK LABOR FORCE

	2005	2006	2007	2008	2009	2010(1)
	(in thousands of persons, except percentages)
Labor force	4,846	4,887	4,917	4,937	4,980	5,019
Employment	4,369	4,452	4,510	4,559	4,509	4,419
Unemployment	478	435	407	378	471	601
Unemployment rate (%)	9.9	8.9	8.3	7.7	9.5	12.0

(1)
Average data for the 2010 January to September period.

Sources: ELSTAT Labor Force Survey. Revised data (new sample), Harmonized Eurostat data (persons 15 years or more).

        Over the last decade, employment in the primary sector (11.9% of total employment in 2009) contracted significantly and the share of employment in the industrial sector (21.2% of total employment in 2009) remained more or less stable. Of the employed workers in 2009, 11.4% were employed in manufacturing and 8.2% in construction. The services sector (66.9% of total employment in 2009) of the economy has increased in significance.

        The following table presents average annual employment figures by sector of economic activity for each of the years indicated.

EMPLOYMENT BY SECTOR OF ECONOMIC ACTIVITY

	2005		2006		2007		2008		2009		2010(1)
	Number of Persons Employed	% of Total Employment	Number of Persons Employed	% of Total Employment	Number of Persons Employed	% of Total Employment	Number of Persons Employed	% of Total Employment	Number of Persons Employed	% of Total Employment	Number of Persons Employed	% of Total Employment
	(in thousands of persons, except percentages)
Agriculture	542	12.4	533.3	11.9	519.7	11.5	516.8	11.3	536.6	11.9	555.1	12.6
Industry of which:	980	22.4	983.3	22.0	1,015.5	22.5	1,016.4	22.3	955.6	21.2	879.7	19.9
Manufacturing	561.3	12.4	561.6	12.6	560.6	12.4	538.9	11.8	513.4	11.4	476.7	10.8
Construction	362	8.3	362.4	8.1	394.7	8.75	395	8.6	368.8	8.2	329.9	7.5
Other	57	1.3	59.3	1.3	60.3	1.3	82.5	1.8	73.4	1.6	73.1	1.6
Services	2,847	65.2	2,935.7	65.9	2,974.7	65.9	3,026.2	66.4	3,016.5	66.9	2.983.6	67.5
Total employment	4,368.8	100.0	4,452.3	100.0	4,509.9	100.0	4,559.4	100.0	4,508.7	100.0	4,418.4	100.0

(1)
Data for 2010 refer to the period January to September.

Sources: ELSTAT Labor Force Survey. Revised data (new sample), Harmonized Eurostat data (persons 15 years or more).

        According to data released in mid-2010 on the public employment census, there are approximately 768,000 civil servants (state, local government, social security, and extra-budgetary funds), representing approximately 17% of the overall working population in Greece.

        Increased emphasis has been placed on raising productivity through human capital development and education system reform (e.g., recent reform in tertiary education) and also by opening up markets to competition and facilitating the spread and adoption of information and communication technologies. In the 2007/8 academic year, the latest date as of which such data is available, 2,157,590 students were enrolled in Greece's educational institutions, of which 148,940 were enrolled in pre-primary institutions, 637,342 were enrolled in primary institutions, 689,431 were enrolled in secondary institutions, including secondary technical schools, 44,254 were enrolled in post-secondary non-tertiary institutions, and 637,623 were enrolled in tertiary institutions, including technological education institutes. In connection with the ongoing structural reforms, the Government is also planning to take measures aimed at increasing the efficiency of the public education system (primary, secondary, and higher education) and achieving a more efficient use of resources.

        Greece has an unemployment fund which was established in 1954. The fund is financed by contributions of employees and employers and pays benefits to the unemployed for a period of 5 to 12 months, depending upon the duration of the beneficiary's previous employment. Benefits range up to around 59% of the beneficiary's past earnings from such employment. Greece has a social welfare system encompassing government benefits and support payments to low-income families and individuals, the elderly, the handicapped, and refugees. Such benefits and payments are provided directly by the Government and through national organizations and local authorities. In connection with the efforts to further reduce general government debt, the Government is planning to introduce a means test for the receipt of unemployment benefits.

        Pursuant to law, minimum wages in Greece are established by national collective labor agreements between the General Confederation of Greek Workers and national employers' organizations. Since 1991, such agreements have generally been valid for two years. Minimum wages established under such agreements are binding for private sector enterprises and public enterprises that employ workers under "private employment contracts", but do not apply to Central Government employees. In 2010, a radical modification in the wage bargaining system was implemented to allow for negotiations to take place at the firm level. A fifth level of agreements has been introduced to complement or substitute (depending on the circumstances) the national general agreement, the occupational, the sectoral and the existing operational agreements. This new level of agreement will be known as "special operational collective agreement" and serves as an important mechanism for firms to adjust to adverse financial or/and market conditions. In case a firm finds itself in an adverse financial situation, it will be able to embark on internal negotiations with employees on wages, working patterns, and other non pecuniary employment aspects. This should enable the conclusion of a mutual agreement between the employer and the employees which is tailored to the specific needs of the firm with a view to maintaining business and securing working positions.

        In 2010, social partners concluded a collective bargaining agreement with a three-year horizon, providing for a pay freeze in 2010. The average rate increase in the private sector in 2011 and 2012 is estimated to be lower than the minimum wage rises in 2011 and 2012 (i.e., in line with the euro area's HICP for the corresponding previous year) due to lower increases in white-collar workers' salaries and reductions in pensions and allowances.

        In line with the Economic Adjustment Program, the Parliament has recently adopted certain labor market reforms with a view to improving external competitiveness through supporting the labor supply and increasing wage flexibility. The reforms include the following:

  •
  The minimum threshold for the applicability of rules on collective dismissals has been raised considerably.

  •
  The legal framework with respect to the rules concerning the settlement of severance payments has been amended in a manner favorable to employers, which has drastically reduced the overall level of severance costs.

  •
  A sub-minimum wage was introduced at 80-85 percent of the minimum limit established by collective bargaining agreements for those aged 25 or younger in order to promote youth employment.

  •
  The rules on compensation for overtime work have been amended to provide for a 20% reduction of overtime compensation.

  •
  The wage bargaining system has been amended to provide that firm-level agreements prevail over those under sectoral or occupational agreements without undue restrictions.

  •
  The probation period for new jobs has been extended to one year.

  •
  The mediation and arbitration system has been revised to guarantee symmetric access for all parties.

  •
  Overtime compensation for part-time jobs has been reduced.

  •
  The temporal restrictions on the use of temporary working agencies have been extended.

        In addition, as part of an overall reform of human resource management in the public sector, a process is underway to establish a simplified remuneration system applicable to all public sector employees, covering basic wages and allowances. In this context, a single payment authority for the payment of all wages in the public sector was established in 2010. The reform is intended to lead to a system where remuneration reflects productivity and tasks and should avoid increases in remuneration for public sector employees as a result of the transition process.

        The Government's austerity and structural reform measures have met considerable opposition from labor unions and the general public in the Hellenic Republic, and have led to an increase in strikes, especially by employees of state enterprises (urban transportation, railway) whose salaries were cut to match average public sector salaries.

Social Security System

        In Greece, social security insurance is compulsory by law. Following the pension reform discussed below, the vast majority of the labor force is insured in the three main social insurance organizations: Social Insurance Foundation ("IKA") (employees' social insurance fund), Social Security Foundation for the Self-Employed ("OAEE") and the Social Security Institution for Agriculture ("OGA"). Public sector employees have their own social insurance scheme. For more information on the financial situation of the major social security organizations, which have continuously run deficits in the past, see "Public Finance—Public Entities."

        In July 2010, the Government implemented an ambitious Social Security Act, and the Parliament passed sweeping pension reforms through two laws, one for the private sector (Law 3863/2010) and another for the public sector (Law 3865/2010), that overhaul Greece's existing private and public pension systems and aim to bring their sustainability in line with the EU average. The reforms are intended to safeguard the systems' medium- and long-term sustainability, as well as a long-term actuarial balance. If left unchanged, public pension expenditures under the previous systems would have doubled from around 12% of GDP in 2010 to 24% in 2050. The new systems aim to cap the increase of public sector spending on pensions over the period from 2010 to 2060 at below 2 1/2% of GDP.

        Main elements of the private sector pension reform (Law 3863/2010) include the following:

  •
  Uniform rules apply to all insured persons and pensioners, ending the fragmented previous system.

  •
  Pensionable earnings are calculated on a lifetime basis.

  •
  The new system considerably strengthens the link between contributions and benefits and consists of a contributory pension on top of a non-contributory, means-tested pension.

  •
  The previous main pension funds are merged into three funds leading to considerable savings.

  •
  As of January 1, 2011, new employees in the public sector have been integrated into the employees' pension fund.

  •
  40 years of work are required for a full pension entitlement with this variable indexed to life expectancy. A statutory retirement age of 65 years is established for both men and women, eliminating previously existing age differentials between men and women.

  •
  A means-tested pension is introduced for all citizens older than the normal retirement age, providing an important safety net consistent with fiscal sustainability.

  •
  Penalties for early retirement are increased in magnitude and scope.

  •
  There is an average reduction of pension outlays weighing predominantly on persons that are currently in the 25-35 age bracket.

  •
  The list of heavy and arduous occupations, which would justify early retirement, is currently being updated and streamlined.

  •
  Social security benefits are to be indexed on the basis of an annual review to the percentage change of the CPI and the GDP.

  •
  As of October 1, 2010, ad-hoc contributions have been imposed on pensions exceeding EUR 1,400.

  •
  Voluntary exit plans that may have existed in the past and gave employees the opportunity to retire early, were abolished.

  •
  The healthcare sector of the employees' social security fund IKA will be gradually separated from the IKA pension sector.

  •
  Welfare benefits are separated from insurance benefits, aiming at improved transparency in the finances of the benefits in question.

  •
  Important administrative measures to fight contribution evasion are put into place.

        In addition, the public sector pension reform (Law 3865/2010) involved:

  •
  Conforming the pension system for civil servants to the private sector pension system.

  •
  Ensuring a more just and equal treatment of all public sector employees.

  •
  Introducing a unified statutory retirement age of 65 for both male and female public sector employees by December 2013, bringing Greece in line with the binding decision of the European Court of Justice and considerably raising the actual retirement age in the public sector.

        As part of the ongoing structural reform efforts, the Government is also preparing a comprehensive reform of the health care system. The overarching objective of the reform is to improve the cost efficiency of the system, and keep public health expenditure at or below 6% of GDP, while maintaining universal access and improving the quality of care delivery. In the short term, the focus will be on macro-level discipline and cost control by creating the prerequisites for an effective monitoring and information system, with the aim of fighting corruption, reducing waste and achieving more timely collection of payments.

        Recent and pending reform measures include:

  •
  The adoption of a new legal framework for the procurement of health supplies and drug tenders.

  •
  The establishment of new systems for the management and pricing of pharmaceuticals that promote the increased use of generic medicines, including an integrated system of electronic monitoring of doctors' prescriptions (e-prescription).

  •
  The pooling of all health care funds in order to ensure a uniform and coherent system of provision of health care.

  •
  The establishment of a consortium of social security funds which will act as a single buyer of drugs and health care services.

  •
  The completion of the program of hospital computerization, upgrading of hospital budgeting systems, reforming of management, accounting (including double-entry accrual accounting), and financing systems.

  •
  Measures to ensure greater budgetary and operational oversight by the Ministry of Finance of health care spending by the Ministry of Health.

Prices and Wages

        Inflation developments in Greece in 2008 were dominated by volatile oil and food prices. Inflation, as measured by the CPI, accelerated in the first three quarters and decelerated in the fourth quarter of 2008. The average annual headline inflation, as measured by the CPI, increased by 4.2% in 2008. The deceleration of inflation continued in 2009, reflecting mainly the fall in the international price of oil and oil products; the headline inflation, on a year-to-year basis, as measured by the CPI, was 1.2% on average in 2009. In 2010, CPI increased by 4.7% on average, with the effect of increasing indirect tax rates dominating the pattern of prices, on top of some remaining market inefficiencies. Since the second quarter of 2010, inflation at constant tax rates has fallen below the euro area average, for the first time since the adoption of the euro. Constant-tax inflation is expected to be negative during 2011 and to remain close to zero thereafter. Inflation is likely to decelerate in 2011, as a result of the deceleration of economic activity, the tightening of domestic demand, structural reforms in the product and services market, and the effect of wage developments being detached from price increases. This process is expected to be gradual, however, as it takes time for indirect tax hikes to be absorbed and for consumer spending to adjust fully to disposable income. CPI inflation is expected to decelerate to 2.2% in 2011.

        Core inflation (i.e., the underlying inflationary pressures, as measured by the CPI excluding fresh fruits and vegetables as well as energy) was 3% in 2010, compared to 2.4% in 2009 and 3.4% in 2008. The excess of core inflation over headline inflation points to the direction of structural reforms, both in the product and services market and the labor market, along the lines of reforms already implemented or planned. Core inflation will decline faster than headline inflation in 2011 and is expected to remain below the euro area average in the next two years.

        In 2008, average earnings of employees on a national accounts basis rose by 7.1% and compensation per employee by 6.8%. The respective figures were significantly lower in 2009 (increases of 1.3% and 2.3%, respectively), since one of the measures adopted was the freezing of salary and pension increases for high-income wage earners and pensioners in the public sector. In 2010, average earnings are expected to decline by 4.7% and compensation per employee by 1.8% compared to 2009.

In the private sector, based on the 2008 wage agreements, the average annual increase of private sector contractual wages was 6.2% in 2008 and 5.7% in 2009; actual increases were lower in 2009, however, because of cuts in working time. Taking into account the fact that labor productivity growth (on a national accounts basis) was 1.9% in 2008 and close to zero in 2009, the real unit labor cost (on a national accounts basis) increased by 1.1% in 2008 and by 2.3% in 2009. During 2010, fiscal consolidation measures on the expenditure side have led to a reduction in public sector wages by 15%. The average wage rate increase in the private sector in 2010 is estimated to be lower than the minimum wage rises foreseen for 2011-2012 (i.e., in line with euro area's HICP of the corresponding previous year), due to lower increases in white-collar workers' salaries and a reduction in bonuses and allowances. Real unit labor cost (on a national accounts basis) is estimated to decline by 5.2% and real compensation per employee by 6.1%.

        The following table shows the rate of inflation, as measured by the CPI, the HICP, the producer price index ("PPI"), and the rate of increase in wages according to the index of nominal hourly earnings in manufacturing for the years indicated. The CPI is based on the prices of a basket of goods and services representing the expenditures of an average consumer. The HICP aims to cover the full range of final consumption expenditure for all types of households and provides the official measure of consumer price inflation in the euro area for purposes of monetary policy and assessing inflation convergence as required under the Maastricht criteria. The PPI measures average changes in prices received by domestic producers for their output.

INDICES OF PRICES AND WAGES

	2005	2006	2007	2008	2009
CPI end of period (2005 = 100)(1)	101.8	104.8	108.8	111.0	113.9
Percentage change at year end	3.6	2.9	3.9	2.0	2.6
HICP end of period (2005 = 100)(1)	101.9	105.2	109.2	111.6	114.5
Percentage change at year end	3.5	3.2	3.9	2.2	2.6
PPI for the domestic market end of period (2005 = 100)(1)	103.2	106.9	117.4	113.6	115.8
Percentage change at year end	9.1	3.5	9.8	(3.2)	4.5
Nominal Hourly Industrial Wages Index (1967 = 100)(2)	17,645.3	18,845.2	19,994.0	21,293.6	21,889.8
Percentage change (annual average)(2)	5.6	6.8	6.1	6.5	2.8
Nominal Unit Labor Cost (percentage change)(2)	3.7	2.3	3.7	5.7	3.9
Real Unit Labor Cost (percentage change)(2)	0.9	(0.8)	0.6	2.4	2.7

(1)
December on December rates of change.

(2)
Estimate.

Sources: Bank of Greece, Monthly Statistical Bulletin, ELSTAT, and Eurostat.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

        In recent years, export receipts have financed about one third of import payments on a settlements basis. In 2009, export receipts totaled €15,318.0 million, while import payments reached €46,085.3 million, resulting in a trade deficit of €30,767.3 million. The current account deficit decreased from €34,797.6 million in 2008 to €25,818.7 million in 2009, i.e., to 11% of GDP in 2009 versus 14.8% of GDP in 2008. The reduction of the current account deficit was mainly the result of a decrease in the trade and income deficits. The trade deficit, in particular, has decreased substantially mainly due to considerable decreases in net vessel imports and the net oil import bill. These developments were offset only to a certain extent by a fall in the services surplus. The financial accounts surplus decreased to €24,395.4 million in 2009 from €29,914.2 million in 2008 and together with the capital account surplus provided sufficient financing to the current account deficit. The financial account surplus in both 2008 and 2009 resulted from high net inflows in portfolio investment. In 2009, net foreign direct investment decreased to €274.5 million from €1,420.7 million in 2008.

        In the period from January to November 2010, the current account deficit decreased by 2.6% year-on-year, mainly reflecting a narrowing of the trade deficit excluding oil and ships by 17.6% and a rise of 4.6% in the surplus of the services' balance. These developments more than offset an increase in the net oil import bill by 23.5% year-on-year, an 83.6% fall in the surplus of the current transfers account, an increase of 11.8% in net payments for purchases of ships, and a small increase by 1.7% in the income account deficit. Exports of goods excluding oil and ships on average decreased slightly by 1.4% year-on-year, while imports of goods excluding oil and ships declined by 11.7% year-on-year.

        Concerning the financial account, in the period from January to November 2010, direct investment showed a net inflow of €709 million. Specifically, net inflows of non-residents' funds for direct investment in Greece reached €1.6 billion (compared with a net inflow of €1.7 billion in the corresponding period of 2009), while an outflow of €0.8 billion was recorded under residents' direct investment abroad (compared with €1.1 billion in the corresponding period of 2009). During the same period, a net outflow of €24.1 billion was observed under portfolio investment (against a net inflow of €32.5 billion in the corresponding period of 2009). Specifically, outflows were recorded due to decreases of €34.2 billion and €1.2 billion in non-residents' purchases of bonds issued by residents/Treasury bills and shares of Greek firms, respectively. There was also a €1.2 billion outflow due to a rise in residents' holdings of foreign shares. These outflows were partly offset by inflows of €12.1 billion and €0.4 billion owing to declines in resident credit institutions' and institutional investors' holdings of foreign bonds and financial derivatives, respectively. Under "Other investment," a net inflow of €45.1 billion (against a net outflow of €11.5 billion in the corresponding period of 2009) is mainly attributable to general government net borrowing of €27.5 billion, as well as a €16.0 billion increase in non-residents' deposit and repo holdings in Greece (inflow). There was also a small decrease (inflow) of €0.5 billion in resident credit institutions' and institutional investors' deposit and repo holdings abroad.

        The following table provides abbreviated balance of payments information compiled on a settlements basis for the years indicated. Certain data below may differ in some respects from corresponding data included elsewhere in this document (such as budget data) as a result of different methods of calculation. The balance of payments system uses the conceptual framework of the IMF Balance of Payments Manual (5th Edition).

BALANCE OF PAYMENTS (PROVISIONAL)

	2005	2006	2007	2008	2009	2010(3)
	(euro in millions)
CURRENT ACCOUNT
Goods
Exports	14,200.9	16,154.3	17,445.5	19,812.9	15,318.0	15,212.5
Non-Oil	11,943.1	13,214.5	14,408.2	15,558.5	12,254.8	10,955.4
Oil	2,257.7	2,939.8	3,037.3	4,254.5	3,063.2	4,257.1
Imports	41,759.8	51,440.6	58,944.8	63,861.7	46,085.3	42,035.2
Non-Oil	32,872.9	39,739.5	46,687.9	47,452.7	35,425.5	29,161.7
Oil	8,886.9	11,701.1	12,256.9	16,409.0	10,659.8	12,873.5
Goods Total	(27,558.9)	(35,286.3)	(41,499.2)	(44,048.8)	(30,767.3)	(26,822.7)
Services
Receipts	27,253.5	28,364.1	31,337.3	34,066.2	26,983.3	26,740.4
Travel	10,729.5	11,356.7	11,319.2	11,635.9	10,400.3	9,466.1
Transportation	13,871.4	14,324.7	16,939.3	19,188.3	13,552.2	14,183.6
Other Services	2,652.6	2,682.7	3,078.9	3,242.0	3,030.9	3,090.7
Payments	11,862.4	13,027.0	14,745.6	16,930.6	14,343.9	13,983.8
Travel	2,445.7	2,382.8	2,485.7	2,679.1	2,424.6	2,024.8
Transportation	6,237.7	6,991.3	7,771.3	9,316.0	7,073.4	7,485.7
Other Services	3,179.0	3,652.9	4,488.6	4,935.5	4,845.1	4,473.3
Services Total	15,391.1	15,337.1	16,591.7	17,135.6	12,640.2	12,756.6
Income
Receipts	3,273.5	3,528.9	4,558.5	5,573.2	4,282.9	3,476.0
Compensation of Employees	287.1	318.1	366.9	344.7	294.6	183.1
Investment Income	2,986.4	3,210.8	4,191.7	5,228.5	3,988.3	3,292.9
Payments	8,949.6	10,738.3	13,844.3	16,216.2	13,267.2	11,763.9
Compensation of Employees	219.8	280.7	332.6	410.1	411.9	341.0
Investment Income	8,729.8	10,457.6	13,511.7	15,806.1	12,855.2	11,423.0
Income Total	(5,676.1)	(7,209.4)	(9,285.8)	(10,643.0)	(8,984.3)	(8,288.0)
Current Transfers
Receipts	6,876.4	6,847.4	6,608.1	6,882.7	5,380.7	4,359.0
General Government	4,615.5	4,462.4	4,361.2	4,678.8	3,527.9	2,998.9
Other Sectors	2,261.0	2,385.0	2,246.9	2,203.9	1,852.8	1,360.0
Payments	3,776.0	3,447.5	5,017.0	4,124.1	4,088.1	4,162.0
General Government	2,921.4	2,472.7	3,825.4	2,717.6	2,679.6	2,739.8
Other Sectors	854.6	974.8	1,191.6	1,406.4	1,408.5	1,422.2
Current Transfers Total	3,100.4	3,399.9	1,591.1	2,758.6	1,292.6	197.0
Current Account Total	(14,743.5)	(23,758.7)	(32,602.2)	(34,797.6)	(25,818.7)	(22,157.0)
CAPITAL TRANSFERS
Receipts	2,324.9	3,310.7	4,673.9	4,637.8	2,328.1	1,139.8
General Government	2,137.1	3,116.5	4,401.4	4,241.9	2,133.2	1,033.6
Other Sectors	187.8	194.2	272.4	395.9	194.9	106.2
Payments	276.3	269.5	341.6	547.0	310.7	259.2
General Government	22.9	32.2	27.1	192.0	14.4	15.1
Other Sectors	253.4	237.3	314.5	354.9	296.3	244.1
Capital Transfers Total	2,048.6	3,041.3	4,332.3	4,090.8	2,017.4	880.6
Current Account and Capital Transfers Total	(12,694.9)	(20,717.4)	(28,269.9)	(30,706.8)	(23,801.3)	(21,276.4)

	2005	2006	2007	2008	2009	2010(3)
	(euro in millions)
FINANCIAL ACCOUNT(1)
Direct Investment(1)
Assets	(1,180.4)	(3,324.4)	(3,832.9)	(1,650.4)	(1,479.3)	(844.0)
Liabilities	501.3	4,268.8	1,542.7	3,071.1	1,753.8	1,553.2
Direct Investment Total	(679.0)	1,044.4	(2,290.2)	1,420.7	274.5	709.2
Portfolio Investment(1)
Assets	(18,459.7)	(6,961.2)	(16,351.1)	(268.9)	(3,773.0)	11,283.8
Liabilities	25,782.3	15,076.6	33,792.8	16,696.9	31,636.8	(35,365.4)
Portfolio Investment Total	7,322.6	8,115.4	17,441.7	16,428.0	27,863.8	(24,081.6)
Other Investment(1)
Assets	(6,301.5)	(5,851.0)	(16,266.1)	(27,823.3)	(23,875.7)	(552.5)
Liabilities	12,215.5	17,369.5	29,006.8	39,917.8	20,238.8	44,595.0
Loans of General Government	(447.0)	(447.7)	(2,341.7)	(572.7)	(2,335.0)	27,548.0
Other Investment Total	5,914.0	11,518.5	12,740.6	12,094.6	(3,636.9)	45,147.5
Change in Reserve Assets(2)	49.0	(224.0)	(322.0)	(29.0)	(106.0)	167.0
Financial Accounts Total	12,606.6	20,454.3	27,570.2	29,914.2	24,395.4	21,942.1
Balance	88.3	263.1	699.7	792.6	(594.1)	(665.7)
Reserve Assets (Stock)	1,945.0	2,169.0	2,491.0	2,521.0	3,857.0	4,372.0

(1)
(+) net inflow/(-) net outflow

(2)
(+) decrease/(-) increase

(3)
Data for 2010 covers period from January to November 2010.

Source: Bank of Greece.

Foreign Trade

        Greece's main trading partners are the EU Member States. Exports from Greece to EU Member States increased from 61.79% of total exports in 2005 to 62.51% in 2009; imports from EU Member States to Greece increased from 58.52% of total imports to 64.26% over the same time period. Exports of goods increased by 23.38% in constant terms over the period from 2005 to 2009. Germany and Italy are Greece's main trading partners.

        The tables below provide data on the composition of Greece's merchandise trade by country.

MERCHANDISE EXPORTS BY COUNTRY

	Exports
	2005	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)(2)
	(in % of total exports)
EU (27)	61.79	64.38	65.03	64.05	62.51	64.92
of which Germany	20.14	17.76	17.75	16.41	17.72	17.73
of which Italy	17.01	17.68	16.56	18.03	17.66	16.31
of which France	6.69	6.94	6.41	6.02	5.98	6.22
THIRD COUNTRIES
(NON EU-27)	38.21	35.62	34.97	35.95	37.49	35.08
of which USA	11.17	9.67	11.49	14.21	13.26	10.12
of which Russia	4.18	4.26	5.92	6.72	4.34	5.68
of which China	1.23	1.20	1.84	1.68	1.72	2.66
of which Japan	0.67	0.79	2.15	0.53	0.54	0.60
Total	100.0	100.0	100.0	100.0	100.0	100.0

(1)
Provisional data.

(2)
Data for 2010 covers period from January to September 2010.

Source: ELSTAT.

MERCHANDISE IMPORTS BY COUNTRY

	Imports
	2005	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)(2)
	(in % of total imports)
EU (27)	58.52	57.31	57.90	54.93	64.26	62.73
of which Germany	22.74	21.91	22.18	21.72	21.47	20.78
of which Italy	20.90	20.06	20.17	20.76	19.70	19.32
of which France	9.78	10.40	9.62	9.29	9.47	9.52
THIRD COUNTRIES
(NON EU-27)	41.48	42.69	42.10	45.07	35.74	37.27
of which Russia	17.57	15.60	13.35	16.29	5.95	7.98
of which China	8.82	7.93	11.91	12.24	19.85	20.67
of which USA	7.76	3.89	5.37	6.04	8.65	9.03
of which Japan	4.80	5.61	5.32	3.36	4.52	3.99
Total	100.0	100.0	100.0	100.0	100.0	100.0

(1)
Provisional data.

(2)
Data for 2010 covers period from January to September 2010.

Source: ELSTAT.

        There were no substantial changes in the geographic distribution of Greek exports and imports during the 2004 to 2010 period. The EU Member States continue to be the destination of more than 50% of Greek exports, about 20% of which are directed towards Eastern Europe and the Balkans. However, Greek exports have not been successful in benefiting from the growth of foreign demand in most international markets and, as a result, have lost market share.

        The tables below provide data on the composition of Greece's merchandise trade by product (excluding the oil bill and vessels). In fact, net oil imports were one of the main contributing factors to the trade deficit decrease in 2009, accounting for about 35% of the trade deficit decrease, mainly due to price effects in 2009, compared to a 115% rise in 2008; conversely, the contribution of net vessel imports to the trade deficit decline was 10% in 2009, compared to a 32% increase in 2008. The remaining 55% of the trade deficit decrease in 2009 was attributable to the remaining product categories.

MERCHANDISE EXPORTS BY PRODUCT (EXCLUDING OIL AND VESSELS)

	2005	2006	2007	2008	2009	2010(1)
	(in % of total exports)
Agricultural goods	21.1	19.9	18.3	18.5	21.9	19.6
Chemicals, plastics	13.6	13.5	12.1	11.9	13.6	13.0
Manufacturing (except metallurgy)	18.6	15.8	15.3	13.4	14.1	13.0
Metallurgy	15.0	18.1	19.9	18.5	14.5	16.5
Machinery and equipment	6.4	6.6	10.1	8.5	7.6	7.5
Transportation equipment	1.7	2.2	3.2	1.4	1.1	1.2
Goods non-otherwise classified	23.6	24.0	21.0	27.8	27.3	29.2

Total	100.0	100.0	100.0	100.0	100.0	100.0

(1)
Provisional data covering period from January to October 2010.

Source: Bank of Greece.

MERCHANDISE IMPORTS BY PRODUCT (EXCLUDING OIL AND VESSELS)

	2005	2006	2007	2008	2009	2010(1)
	(in % of total imports)
Agricultural goods	14.2	13.7	14.0	14.3	15.9	15.6
Chemicals, plastics	16.9	15.8	15.4	15.2	17.3	18.0
Manufacturing (except metallurgy)	23.5	22.1	22.2	21.1	21.6	19.5
Metallurgy	10.3	11.2	11.5	11.2	8.3	9.8
Machinery and equipment	19.2	17.8	18.8	20.1	19.8	18.4
Transportation equipment	14.9	15.7	16.9	17.4	15.5	10.3
Goods non-otherwise classified	0.9	3.7	1.2	0.7	1.6	8.4

Total	100.0	100.0	100.0	100.0	100.0	100.0

(1)
Provisional data covering period from January to October 2010.

Source: Bank of Greece.

Foreign Investment and Investment Incentives

        A fundamental objective of the Government continues to be the attraction of foreign investment. In pursuit of this objective and in accordance with the Government's policy of fostering free trade within the context of European economic integration, the Government eliminated all general restrictions on inward foreign investment in 1994. Remaining restrictions concern direct investments by residents of non-EU countries in border regions and maritime transportation, the acquisitions of mining rights, investments (including passive investments) by residents of non-EU countries in real estate in border regions, and participations by such persons in new or existing enterprises in the television, radio broadcasting, and air transportation industries. Foreign investors are entitled to repatriation of dividends and profits and are protected against arbitrary expropriation.

        One objective of the Economic Adjustment Program is to improve the business environment in Greece to unlock potential for investment. In November 2010, fast-track investment legislation was adopted, which is intended to accelerate procedures for large scale projects, and, in particular, foreign direct investment. To support investment more generally, legislation to accelerate licensing procedures for enterprises' physical establishments (in particular, by setting binding deadlines and defining clear standards for applications) is being amended. The Government is also taking steps to eliminate key legal and technical hurdles to the full operation of one-stop-shops by end-March 2011, including adapting IT systems and ensuring compatibility of legislation across the government entities involved. Finally, to promote more competitive markets and help prevent future barriers to entry, the Government expects to propose legislation aimed at reinforcing the independence and effectiveness of the competition authority by the end of 2011.

        The structural framework for investment support in Greece revolves around three institutional pillars: the Investment Incentives Law, the National Strategic Reference Framework 2007-2013, and Public Private Partnerships ("PPP").

        The Economic Adjustment Program calls for measures to facilitate foreign direct investment and investment in strategic innovation. Greece's Investment Incentives Law governs the terms and conditions of direct investment in Greece and provides for incentives, available to domestic and foreign investors, dependent on the sector and the location of the investment. Law 3299/2004 was suspended as of January 2010 and the new law, which was adopted by Parliament as Law 3908/2011 in January 2011, focuses on supporting high-return sustainable investment plans by providing tax relief, favorable loans, and capital assistance to selected productive investment activities.

        The NSRF establishes the broad priorities for Structural Funds Programs in Greece. Greece's NSRF seeks to achieve a balanced development of the country, with 82% of the CSF IV focusing on regional projects. It is expected that the NSRF will lead to an increase in real GDP of up to 3.5% and create up to 20,000 new jobs by 2013. NSRF is expected to contribute €3.3 billion to human capital investment and more than €1.0 billion to research and development. The goal is to increase the share of research and development to 1.5% of GDP by the end of the program period. For more information on the NSRF and community support frameworks, see "Public Finance—Transfers between Greece and the European Union."

        The framework for PPP provides for collaboration between public and private sector organizations for the financing, construction, maintenance, and operation/exploitation of infrastructure projects or for the provision of services.

        With EU support, the Government established the Hellenic Center for Investment ("ELKE"), now known as the Invest in Greece Agency, as a one-stop-shop to seek, promote, and support foreign investment in Greece and international alliances with Greek companies. The Invest in Greece Agency provides immediate assistance and guidance through all phases of the investment process, including advice on making maximum use of the investment incentives offered by both the Government and the EU, assistance in securing the necessary licenses, and information on Greece's legal and institutional framework. The Invest in Greece Agency is also vested with the authority to make specific recommendations for changes to the legal and institutional framework for investment. In connection with the Economic Adjustment Program, the Invest in Greece Agency has been designated to operate as a one-stop shop for strategic investments. As such, it will receive applications from investors, will assess them, deliver its opinion, and conduct the authorization procedures and organize calls for tenders.

        In 2009, gross fixed capital formation (investment) in Greece decreased to 17.2% of GDP at current prices, compared to 19.2% of GDP in 2008 and 22.7% of GDP in 2007; in 2010, according to provisional estimates, it decreased further to 14.8% of GDP. Inward foreign direct investment ("FDI") in Greece increased from €1,692.0 million, or 0.9% of GDP, in 2004 to €4,268.8 million, or 2.0% of GDP, in 2006 before falling to €1,542.7 million in 2007, rising to €3,071.1 million in 2008 and falling again to €1,753.8 million, or 0.75% of GDP in 2009. In January-November 2010, inward FDI amounted to €1,553.2 million. Thus, in 2009, inward FDI showed a 42.9% decrease as a consequence of the international crisis, and then a further 10.5% year-on-year decrease in January-November 2010. During the period 2003-2009, inward FDI totalled €14.0 billion, while outward FDI totalled €12.6 billion, resulting in a €1.4 billion net FDI inflow. Outward FDI is undertaken by companies resident in Greece and mainly concerns investment and acquisitions in Southeast Europe, to some extent in Central Europe, as well as in the Mediterranean region; in this way, Greece is fulfilling an important "bridge function" role in the Balkans.

FOREIGN DIRECT INVESTMENT

	2005	2006	2007	2008	2009	2010(1)
	(euro in millions)
Greek investment abroad	1,180.4	(3,224.4)	(3,832.9)	(1,650.4)	(1.479.3)	(844.0)
Foreign investment in Greece	501.3	4,268.8	1,542.7	3,071.1	1,753.8	1,553.2
Direct investment total	(679.1)	1,044.4	(2,290.2)	1,420.7	274.5	709.2

(1)
Provisional data covering period from January to November 2010.

Source: Bank of Greece.

MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Bank of Greece

        The Bank of Greece (the "Bank") is the central bank of the Hellenic Republic within the ESCB. Currently, the Hellenic Republic controls 55.2% of the share capital of the Bank, with 45.2% being held by public entities, and 10% by the Hellenic Republic and state-owned commercial and industrial enterprises. The balance of the Bank's shares is widely held by the public. By law, shares of the Bank held by state enterprises and public entities may not be pledged or transferred unless approved by the Governor of the Bank.

        The Bank acts as the depository and financial agent for the Government with respect to its membership in the IMF and manages its gold and foreign currency reserves. It is also entrusted with supervisory and regulatory powers over all banks and non-deposit-taking financial institutions operating, including insurance companies operating in Greece. Further, the Bank is charged with handling international bilateral and multilateral payment arrangements.

        Greek banks are subject to regular audits by the Bank and are required to provide the Bank with all information necessary for statistical and regulatory purposes. Other regulations applicable to the banking industry relate to the banks' adoption of a specified accounting plan, the enforcement of prudential rules with respect to solvency ratios, limits on large exposures, minimum levels of provisions for loan losses, and mandatory contributions to a deposit insurance fund.

        On the European level, the ESCB is responsible for the monetary and financial system. The ESCB comprises the ECB and the national central banks of the 27 Member States, while the Eurosystem consists of the ECB and the national central banks of the 17 Member States that have adopted the euro as their legal currency.

        On January 1, 1999, the Eurosystem assumed responsibility for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting rights in the decision-making process, particularly with respect to monetary policy. The Eurosystem's primary objective is to maintain price stability while supporting the general economic policies of the EU.

Monetary Policy Instruments of the ESCB

        To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities, and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB's monetary policy for the purpose of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage, and possibly contribute to the control of monetary expansion.

        While its overall monetary policy instruments remained unchanged, the ESCB changed its liquidity framework quite substantially in response to the global economic and financial crisis. The ECB has provided substantial amounts of liquidity to the European financial sector. The liquidity measures have been accompanied by extensive changes in the liquidity framework of the ECB, including an expansion of assets eligible as collateral in the Eurosystem, enhanced open market operations, the provision of U.S. dollar liquidity to Eurosystem counterparties, the provision of euro liquidity to central banks outside the Eurosystem, and changes in the ECB standing facility rates corridor. In addition to these liquidity measures, the ECB lowered its key interest rate from 4.25% in July 2008 to 1.00% in early

May 2009—the lowest interest rate level since the introduction of the euro in 1999. Also in early May 2009, the ECB decided to implement further measures, including the conduct of additional liquidity-providing longer-term refinancing operations, the acceptance of the European Investment Bank as an eligible counterparty in the Eurosystem's monetary policy operations, and the purchase of euro-denominated covered bonds issued in the euro area in a total volume of EUR 60 billion. The purchases were completed in June 2010. In line with its enhanced liquidity operations, the balance sheet of the ECB grew strongly during 2008 and reached EUR 383.9 billion as of December 31, 2008. The reduction of uncertainty in financial markets during 2009 led to a lower demand for liquidity and ECB's balance sheet shrank to EUR 138.0 billion as of December 31, 2009. To address severe tensions that are hampering the monetary policy transmission mechanism in the euro area, the ECB decided in early May 2010 to conduct further interventions in the euro area public and private debt securities markets to ensure depth and liquidity in those market segments that are dysfunctional (the "Securities Markets Program"). In order to sterilize the impact of the above interventions, the ECB will conduct specific operations to re-absorb the liquidity. The measures will not affect the monetary policy stance of the euro area. As of January 21, 2011, the value of accumulated purchases under the Securities Markets Program totaled EUR 76.5 billion. This number includes securities issued by the Hellenic Republic. For information on the ECB's capital increase, see "General—The European Union and European Integration—Monetary Integration—General."

Monetary Policy Strategy and Prices

        The ECB's primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the Harmonized Index of Consumer Prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

        For more information on price trends in Greece, see "The Economy—Prices and Wages."

Foreign Exchange Rates and Controls

        The euro is a freely convertible currency. Since its introduction, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

        The following table sets forth the average exchange rates for selected currencies against the euro for each of the years indicated.

EURO EXCHANGE RATES

	2006	2007	2008	2009	2010
U.S. dollar	1.2556	1.3705	1.4708	1.3948	1.3257
Japanese Yen	146.02	161.25	152.45	130.34	116.24
British pound	0.68173	0.68434	0.79628	0.89094	0.85784
Swiss franc	1.5729	1.6427	1.5874	1.5100	1.3803

Source: European Central Bank.

Gold and Foreign Currency Reserves

        The Hellenic Republic's gold and foreign currency reserves are managed by the Bank and take the form of direct holdings by the Bank, membership contributions from Greece to the IMF denominated in foreign exchange and deposited with the IMF, and certain of its facilities and SDRs issued by the IMF to Greece.

        The following table provides the composition of international reserves of the Bank for each of the years indicated:

GOLD AND FOREIGN CURRENCY RESERVES OF GREECE

	At December 31,
	2006	2007	2008	2009	2010
	(euro in millions)
Foreign Exchange	310	352	114	138	81
Gold	1,734	2,056	2,268	2,771	3,786
IMF Reserves Position	97	58	116	186	198
SDRs	28	25	23	762	712

Total	2,169	2,491	2,521	3,857	4,777

Source: Bank of Greece.

        At December 31, 2010, international reserves amounted to €4,777 million. Gold is valued by the Bank at the closing market rate at the end of each quarter.

        As of December 31, 2009, the Member States participating in the EMU have transferred foreign reserve assets in an aggregate amount equivalent to approximately €40.1 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Member States participating in the EMU. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

The Greek Financial Sector

  Institutions

        The Greek financial sector consists of commercial banks, a specialized credit institution, cooperative banks and non-bank financial institutions. Commercial banks play a dominant role in attracting savings and providing financing to all sectors of the Greek economy, as their total assets account for almost 75% of the financial sector's assets. Non-bank financial institutions, such as insurance companies, investment companies and mutual funds, play an increasingly important role in the Greek financial system. The Bank is responsible for banking supervision, which has been reinforced in connection with the Economic Adjustment Program, to involve more frequent reporting and quarterly stress tests. In addition, also in connection with the Economic Adjustment Program, the Bank has recently been assigned responsibility for the supervision of the insurance sector.

  Securities Market

        The Athens Exchange ("ATHEX") is currently the only official market in Greece for trading shares. Founded in 1867 as a self-regulated government agency, ATHEX is now a societé anonyme (public limited company) governed by a board of directors consisting of seven members who serve for a three-year term.

        Members of the ATHEX eligible to place trading orders are brokerage firms that satisfy specific criteria regarding organization, personnel, capital adequacy, and technical capacity and have obtained a license issued by the Hellenic Capital Markets Commission ("HCMC"). Since 2000, credit institutions may also become members on condition that they have been granted a license by the Bank of Greece and the HCMC. In addition, following the implementation of the Markets in Financial Investments Directive, ATHEX has 15 remote members which are companies from other EU Member States.

        The following types of securities are currently traded on ATHEX:

  •
  registered and bearer shares of the listed companies and their rights;

  •
  bearer government bonds; and

  •
  corporate bearer bonds.

        The majority of transactions involve shares trading on the Integrated Automated System of Electronic Transactions (OASIS), while rather limited activity is observed on other types of securities as government bonds are mostly traded through the Electronic Secondary Securities Market (HDAT) operated by the Bank of Greece, and the corporate bond market in Greece is still in the early stages of development.

        Following an institutional reform effective from the end of November 2005, ATHEX comprises one stock market that is separated into four segments: large capitalization, medium and small capitalization, the special stock exchange segment, and the segment under supervision. In the beginning of 2008 an additional market, the alternative market (ENA), was launched, which is open to small firms that do not qualify for listing in the other market segments. The Central Securities Depository (HELEX) manages the clearing and settlement of transactions. Finally, aside from the stock market, ATHEX also operates a separate derivatives market.

        Stock prices in the euro area recorded a relatively small increase during 2010 as the Dow Jones EURO STOXX 50 index increased by 12.0% following a decline of 22.9% in 2009, resulting from the global financial crisis.

        Share prices, traded value, and traded volume through ATHEX sharply declined as a result of the crisis in 2010. The ATHEX composite share price index fell by 35.6% between December 2009 and December 2010. The daily average volume of transactions reached €139.6 million during 2010, declining by 31.8% compared to 2009, while the value of equity securities traded in 2010 amounted to €54,007 million, compared to €83,447 million in 2009.

        Fundraising through the stock market in 2010 amounted to €3,426 million, mostly attributable to the banking sector (and in particular four credit institutions), compared to €4,295 million in 2009 again mainly attributable to credit institutions.

        Finally, despite financial sector growth in Greece, mutual fund activity declined for the sixth consecutive year. Specifically, the total assets of the 308 mutual funds in September 2010 (305 in 2009) amounted to €8,212 million, recording a 23.1% decline compared to 2009. By individual category, money market funds, accounting for 14% of total mutual fund assets in September 2010 (compared to 19% in 2009) reduced their share in total mutual fund assets, while the shares of bond funds (Sep. 2010: 32%, 2009: 30%), special purpose funds (September 2010: 6%, 2009: 5%), and funds of funds (September 2010: 9%, 2009: 7%) increased. Finally, the shares of mixed funds and equity funds remained constant at 15% and 24%, respectively.

  Policy Response to the Crisis in the Global Financial Markets

        In the fall of 2008, the Government adopted a package of measures to stabilize the Greek financial market consisting of the following three schemes:

  •
  A recapitalization scheme amounting to €5 billion pursuant to which Greek credit institutions may issue preferential shares that are purchased by the Government in exchange for Government bonds with a maturity of three years. This allows credit institutions to strengthen their capital base against potential losses. The preferential shares are treated as non-core tier 1 capital and bear interest at a rate of 10%.

  •
  A guarantee scheme amounting to €15 billion covering new debt (in the form of loans or securities) with a maturity of three months to three years, issued by financial institutions, against remuneration. The guarantees are collateralized by eligible assets of the financial institutions. Subordinated debt and interbank loans are excluded from the scheme. This scheme was increased by a total of €40 billion in 2010 and extended to June 30, 2011.

  •
  A securities scheme amounting to €8 billion, providing government bonds to eligible financial institutions. This enhances financial institutions' access to liquidity mainly via rep operations. Financial institutions borrow the bonds against collateral subject to significant haircuts and pay a fee similar to the remuneration under the guarantee scheme.

        All schemes are open to all credit institutions licensed in Greece. They are limited in time and scope, with entry windows of up to a maximum of six months and budget caps. Beneficiaries are required to pay market-oriented remuneration. The measures target only financially sound institutions; the provision of guarantees and capital and bond allocations are based on solvency and capital ratio requirements.

        Only the measures taken under the first scheme have a direct impact on public debt and the deficit. From the inception of the schemes through December 28, 2010, an amount of approximately €57.5 billion had been absorbed as follows:

  •
  €3.8 billion under the recapitalization scheme in 2009;

  •
  €3.0 billion under the guarantee scheme in 2009, of which €2.0 billion has matured, and €45 billion in 2010;

  •
  €1.9 billion in 2008, €2.8 billion in 2009 and €3.0 billion in 2010 under the securities scheme.

  Key Financial Sector Policies in Connection with the Financial Assistance Program

        Despite the stabilization measures taken in response to the global financial crisis, the Greek financial sector continued to suffer from tight liquidity conditions as Greece's deteriorating fiscal results and the associated loss of confidence led rating agencies to downgrade Greek sovereign bonds, which were widely held by Greek banks. At the end of 2009, banks lost access to international money markets, maturing interbank liabilities were not renewed, and some moderate deposit outflows were recorded in the first few months of 2010. As a result, Greek banks came to rely increasingly on the ECB for liquidity. Furthermore, the weakening performance of the Greek economy resulted in a reversal of credit growth and an increase in non-performing loans leading to increasing concerns about solvency as well. Structural problems with the financial sector, including with regard to supervision, were also identified.

        As part of the Economic Adjustment Program agreed upon in connection with the financial assistance program extended by the Euro Area Member States and the IMF (see "Public Finance—Financial Assistance Program"), Greece, therefore, undertook to implement various reforms of the Greek financial sector, including the establishment of the FSF. The purpose of the FSF is to maintain the stability of the Greek banking system by providing equity capital to credit institutions authorized to operate in Greece in case of a significant decline of capital buffers.

        The FSF was established in July 2010 as a private law institution with a strong governance structure to ensure independence, transparency and accountability. The board of directors, which was appointed in October 2010, comprises seven members. The European Commission and the ECB each also have a non-voting observer who may attend monthly board meetings. The FSF has a limited duration and will expire on June 30, 2017.

        The FSF can be activated if certain triggering events occur, such as when a bank's capital ratio falls below the legally required capital adequacy requirements. Capital will generally be injected in the form of preference shares with a return on capital determined by the FSF in accordance with EU rules. The preference shares will come with extensive voting and control rights, the distribution of dividends will be restricted, and the management of banks utilizing funds from the FSF will be subject to restrictions on compensation. Capital will be provided on the presentation of an emergency business plan including a timetable and in accordance with EU state aid rules.

        The FSF's total capital will amount to €10 billion, which will stem from funds provided by the financial assistance program and be paid to the FSF in tranches. By December 31, 2010, a total of €1.5 billion had been disbursed. However, according to current projections, banks are not expected to turn to the FSF in the near future. A dedicated account will be opened by the General Accounting Office in which the subsequent tranches of the FSF will be placed until they are needed, allowing the Government to optimize cash management.

        In July 2010, the Committee of European Banking Supervisors carried out Europe-wide stress tests on the major European banks. The largest public bank in Greece, the Agricultural Bank of Greece ("ATE"), failed these stress tests as a result of an accumulation of losses leading to an erosion of its capital base. Because of ATE's poor asset portfolio and rapidly deteriorating capital base, there were concerns regarding its profitability and long-term viability.

        In August 2010, the Ministry of Finance appointed three international investment banks as consultants to carry out a strategic study of the future of the Greek banking sector and to identify options for the Ministry of Finance in relation to its stakes in various state-owned banks, including ATE. The study was completed in November 2010 and concluded that ATE should be thoroughly restructured as a stand-alone institution with reduced lending to public entities and enhanced corporate governance. A recapitalization of the bank is envisaged in 2011, subject to approval from the European Commission. The strategic review also recommended that the Government sell its stake in Post Bank by the end of 2011 and consult with the management of Attica Bank on the Government's sale of its stake in that bank.

        Other financial sector policies launched in connection with the financial assistance program include legislation to address the restructuring of household and corporate debts, measures to enhance the quality of banking supervision, including the methodology of supervisory stress tests, measures to enhance coordination with other national banking supervisors within the EU framework, and efforts to increase bank flexibility so as to allow them to reduce costs, for example, by ending the process by which the employees of public banks benefit from contracts similar to those granted to civil servants.

PUBLIC FINANCE

Introduction

        The fiscal year of the Hellenic Republic is the calendar year. The Ministry of Finance, in close collaboration with the Hellenic General Accounting Office, is responsible for the preparation of the annual budget of the Hellenic Republic (the "Central Government Budget"). According to the Greek Constitution, the Minister of Finance is required to submit the budget for the coming year to Parliament by the end of November each year. Following extensive parliamentary discussions in plenary session, the Parliament usually approves the final budget by the end of the fiscal year. At the time of submission of each annual budget to Parliament, final accounts for the previous year and estimates for the current year are also submitted to Parliament.

        Greece's public sector consists of the administrative public sector (the "General Government") and state-owned enterprises. General Government is comprised of the Central Government, the social insurance organizations, local authorities, and a considerable number of public legal entities. The Central Government Budget is split into two parts, the Ordinary Budget, for all current revenues and expenditures, and the PIP, which comprises capital investment expenditures and specific capital inflows/revenues derived from the EU structural funds. The budget, when submitted to the Parliament for consideration, is accompanied by the Budget Report, which describes and analyses the domestic and international economic environment, current economic developments, and policies and fiscal targets for the coming calendar year.

        The Government has launched two initiatives aimed at improving the quality of public finances. The first is the introduction of Program Budgeting, aimed at improving the effectiveness of public expenditure, facilitating multi-annual budgeting and enhancing transparency in fiscal management. The second initiative is the implementation of a new accounting system on an accrual basis that is expected to produce a more accurate presentation of public finances and effective implementation of the Central Government Budget. In addition, the Ministry of Finance has incorporated special extra-budgetary accounts in the general state budget, further intensified fiscal audits, and required public enterprises to provide accounting reports every six months.

        A new framework (Law 3871/2010) has been adopted for drawing up, executing and monitoring the government budget. The new framework aims at reinforcing the trustworthiness of state fiscal policy via an overhaul reform of the budget process and of the accounting system of the public sector. The new law introduces a medium-term fiscal framework and a compulsory contingency reserve in the budget. The 2011 budget was the first budget drafted under the new framework and contains detailed expenditure ceilings for each line ministry, local governments and social security funds consistent with the general government deficit. In addition, transparency and accountability are enhanced through the creation of a parliamentary budgeting office. Expenditure monitoring mechanisms are strengthened through the creation of a commitment registry intended to register monthly reports of expenditure commitments undertaken by all spending entities.

Sources of Revenue

        The main sources of revenue of the Hellenic Republic are transaction taxes (Value Added Tax) and consumption taxes (excise taxes on fuel and tobacco), capital transfers from EU funds, and income taxes (personal and corporate). For more information on transfers from the EU, see "—Transfers between Greece and the European Union."

        In connection with the Government's fiscal consolidation efforts, a new tax law was enacted in April 2010, which aims to simplify and increase the efficiency of the tax system, and to introduce rules and procedures to effectively combat tax evasion. The new tax law represents a complete overhaul of the Greek tax system with the aim of rendering it simpler, more stable, transparent, fair, and effective in fighting tax evasion by improving auditing and the exchange of information. The law introduces reforms in four main areas of the Greek tax system: Taxation of personal income; capital and real estate taxes; business and corporate taxation; and tax administration, auditing and combating tax evasion. The new law also provides for targeted tax incentives to promote entrepreneurship, safeguard employment and enhance investment in research.

        The main elements of the new tax law include:

  •
  Introduction of a unified progressive tax scale.

  •
  Abolition of autonomous taxation and most exemptions for personal income.

  •
  Determination of imputed minimum taxable income based on the services, assets, and estates owned or used by the taxpayer.

  •
  Reintroduction of a progressive tax on large property, inheritances, and bequests.

  •
  Introduction of a progressive taxation of transfers and contributions of real estate.

  •
  Increased taxation of Church real-estate holdings and introduction of a tax on Church property income.

  •
  Treatment of dividends as personal income taxed at the progressive tax scale.

  •
  Introduction of incentives to facilitate the repatriation of capital from abroad.

  •
  Move to mandatory fully electronic tax declarations together with e-tax reforms, such as electronic invoicing.

  •
  Increase the tax accountability of off-shore companies and their owners.

  •
  Introduction of incentives for issuing and collecting transaction receipts.

  •
  Extension of VAT obligation to include economic activities currently exempt.

  •
  Radical measures for improving the auditing process through IT-based management system and risk-based approaches.

  •
  Elimination of bargaining in penalty assessment and adoption of a point system.

  •
  Review and strengthening of existing procedures for the cross-checking of tax data.

  •
  Penalties for tax evasion and illicit trafficking.

  •
  Reorganization of tax services.

  •
  Tax incentives to support youth entrepreneurship, investments, research, and environmental protection.

Greece's General Government Deficit

        The following table provides the general government deficit and general government debt as percentage of GDP for Greece and the EU in its current composition for the years indicated as well as projections for the years 2010 to 2012 as set forth in the European Commission's 2010 Autumn Forecast.

GENERAL GOVERNMENT DEFICIT AND GENERAL GOVERNMENT DEBT AS PERCENTAGE OF GDP
(EXCESSIVE DEFICIT PROCEDURE)

	2006	2007	2008	2009	2010(1)	2011(2)	2012(2)
	(percentage of GDP)
General Government Deficit
Greece	5.7	6.4	9.4	15.4	9.4	7.4	7.6
EU	1.5	0.9	2.3	6.8	6.8	5.1	4.2
Euro area	1.4	0.6	2.0	6.3	6.3	4.6	3.9
General Government Debt
Greece	106.1	105.0	110.3	126.8	140.2	150.2	156.0
EU	61.5	58.8	61.8	74.0	79.1	81.8	83.3
Euro area	68.4	66.0	69.7	79.1	84.1	86.5	87.8

(1)
Provisional figures.

(2)
Projected figures.

Source: European Commission, 2010 Autumn Forecasts.

        At 15.4% of GDP, the general government deficit in 2009 surpassed the level of 2008. According to the MEFP, the deficit is expected to fall below the reference value of 3% GDP in 2014, starting with a frontloaded fiscal consolidation effort, which is expected to reduce the general government deficit by 6% of GDP to 9.4% of GDP in 2010. The 2011 Budget adopted in December 2010 foresees a further general government deficit reduction effort of 2.0% of GDP to 7.4% of GDP. For an overview of the measures adopted or planned in connection with the 2010 and 2011 budgets aimed at consolidating public finances, see "—Central Government Budget—2010 Budget" and "Central Government Budget—2011 Budget" below.

Excessive Deficit Procedure

        Under the Pact, Member States participating in the EMU are required to pursue a medium-term objective of ensuring the long-term sustainability of public finances and minimizing the risk of their government deficit exceeding the reference value of 3% of GDP. A Member State participating in the EMU whose general government deficit exceeds the reference value of 3% of its GDP becomes subject to the "excessive deficit procedure." See "General—The European Union and European Integration—Monetary Integration" for a general description of the excessive deficit procedure.

        After the excessive deficit procedure initiated against Greece in 2004 (based on an excessive deficit in 2003) was abrogated by the Ecofin Council in June 2007 based on data notified at the time showing a reduction of the general government deficit to below 3% of GDP in 2006, the general government deficit once again exceeded 3% of GDP in 2007 and 2008. Accordingly, in April 2009, the Ecofin Council decided that an excessive deficit existed in Greece and recommended that the Government take effective action to reduce the excessive general government deficit to below the 3% threshold by 2010. In its decision, the Ecofin Council recommended measures for the correction of the deficit by 2010 and called for continued efforts to improve the collection and processing of government statistical data. A deadline was set for October 2009, to assess whether Greece had taken effective action in response to the Ecofin Council's recommendations of April 2009.

        Greece's October 2009 EDP notification included substantial revisions of the government deficit and the debt data for the previous years, including revisions to the general government deficit for 2008, which increased to almost 7 3/4% of GDP, up by 4 percentage points compared to the January 2009 SGP Update and 2 3/4 percentage points compared to Greece's April 2009 EDP notification. In addition, the

October 2009 EDP notification estimated the government deficit in 2009 to amount to 12 1/2%, compared to the Commission's forecast of 3.7% of GDP.

        On December 2, 2009, the Ecofin Council decided that Greece had not taken effective action in response to its recommendation of April 2009. According to the Ecofin Council, shortcomings in public finance statistics had recurred, and Greek public finances had worsened beyond what could have been expected as a result of the economic downturn. In addition, the Ecofin Council was of the opinion that new measures for the 2009 budget consisted mainly of revenue-enhancing measures, partly temporary, and not permanent measures on the expenditure side as called for by the Ecofin Council.

        On January 15, 2010, the Government submitted the January 2010 SGP Update, which envisaged reducing the budget deficit by 4 percentage points to 8.7% of GDP in 2010 and thereafter to 5.6% in 2011, 2.8% in 2012, and 2% in 2013, to the Commission. The January 2010 SGP Update outlined a package of concrete fiscal consolidation measures for 2010 as well as a number of structural reforms aimed at improving the budgetary framework and the efficiency of public spending, enhancing investment, and improving the functioning of labor and product markets. At the beginning of February 2010, the Government announced further fiscal consolidation measures.

        On February 16, 2010, the Ecofin Council adopted a decision notifying Greece to put an end to its excessive deficit by 2012 at the latest and to adopt a comprehensive structural reform package. The package, which was largely consistent with Greece's January 2010 SGP Update, was aimed at increasing the effectiveness of the public administration, stepping up pension and healthcare reform, improving labor market functioning and the effectiveness of the wage bargaining system, enhancing product market functioning and the business environment, and maintaining banking and financial sector stability. Greece was required to submit a first report in mid-March 2010, detailing the implementation calendar of the measures to achieve the 2010 budgetary targets and was required to be prepared to adopt additional measures if needed. In addition, Greece was required to submit quarterly integrated reports from mid-May 2010 onwards addressing the implementation of the recommendations.

        On March 5, 2010, the Parliament approved a package of additional measures designed to safeguard the achievement of the SGP targets (this package included permanent measures, which were intended to contribute to a further reduction in the fiscal deficit by 2% of GDP).

        On March 16, 2010, the Ecofin Council welcomed the first report by Greece and considered that the additional measures announced by the Greek government at the beginning of March 2010 appeared sufficient to safeguard budgetary targets for 2010, provided that they were implemented effectively, fully, and in a timely manner.

        However, despite the measures Greece was undertaking to correct its excessive deficit, it continued to experience serious difficulties in accessing the financial markets to obtain new borrowings in April 2010 with two-year bond spreads reaching 652 basis points and 10-year bond spreads reaching 430 basis points on April 8, 2010. On April 11, 2010, the Euro Area Member States declared their readiness to take determined and coordinated action if the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs.

        Following the Euro Area Member States' declaration of April 11, 2010, Greece requested discussions with the European Commission, the ECB, and the IMF on a multi-year program of economic policies that could be supported with financial assistance if the Greek authorities decided to request such assistance. On April 23, 2010, the Government officially requested financial assistance from the Euro Area Member States and the IMF.

Financial Assistance Program

        The financial assistance program takes the form of pooled bilateral loans from the Euro Area Member States in the amount of up to EUR 80 billion over a period of three years parallel to a stand-by arrangement of credit provided by the IMF in the amount of up to EUR 30 billion.

        The funds from the financial assistance program are disbursed in quarterly tranches and each disbursement of funds requires unanimity among the Euro Area Member States and is subject to strict conditionality, which requires Greece to meet various fiscal consolidation targets, including the reduction of the budget deficit to below 3% of GDP by 2014. In order to meet those targets, the Government, in close cooperation with the European Commission, the ECB, and the IMF, adopted a three-year economic adjustment program on May 2, 2010 (the "Economic Adjustment Program"). In addition to the significant fiscal consolidation it entails, the Economic Adjustment Program also includes specific milestones for the implementation of structural measures relating to the tax system, the budget process, the reform of pensions, labor market reform, the opening up of product markets and closed professions, and reforms in public administration. On May 7, 2010, the heads of state and government of the euro area finalized the procedures to implement the financial assistance program and on May 9, 2010, the Executive Board of the IMF approved the agreement. The implementation of the financial assistance program started immediately, and approximately €20 billion was available to the Greek government in May 2010.

        Under the financial assistance program, the quarterly disbursements of bilateral financial assistance from the Euro Area Member States are subject to quarterly progress assessments of the Economic Adjustment Program for the duration of the arrangement. The release of the tranches is based on observance of quantitative performance criteria and a positive evaluation of progress made with respect to policy criteria in the MEFP and in the MoU, which are updated and further specified in connection with the quarterly reviews.

        The first assessment was successful and resulted in the approval of the second disbursement of €9 billion in September 2010. The Greek government accomplished a series of critical structural milestones, such as the reform of the private and public pension systems together with a major labor law overhaul intended to boost competitiveness, the reform of local and regional public administration, the establishment of a Financial Stability Fund to safeguard the country's banking system, the establishment of a new public finance management framework, and the establishment of a single payment authority for the public sector wage bill.

        The second assessment of the Economic Adjustment Program was completed in November 2010. In a joint statement, European Commission, the ECB, and the IMF stated that the program remains broadly on track and that the end-September quantitative criteria had all been met. They also recognized that significant progress has been made with some landmark reforms, including pension reform. In the fiscal area, although the general government deficit target of 8.0% for 2010 had not been met, the estimated deficit reduction by 6.0% to 9.4% of GDP in 2010 was larger than the initially targeted reduction of 5.5%. The third disbursement of €9 billion was approved in December 2010, meaning that a total of €38 billion had been drawn down under the financial assistance program in 2010.

        The third program assessment was concluded in mid-February 2011. In a joint statement, the European Commission, the ECB, and the IMF concluded that the program had made further progress toward its objectives and that, while there had been delays in some areas, the underlying fiscal and broader reforms necessary to deliver the program's medium-term objectives are being put in place. In order to secure fiscal stability and economic recovery, however, it was necessary to design and implement major reforms to build a critical mass. Subject to formal approval of the conclusions of the third review, a further €15 billion are expected to be disbursed in March 2011. The mission for the next program review is scheduled for May 2011.

Central Government Budget

        The following table sets forth the Central Government Budget (Ordinary and Public Investment Budget) for the years indicated.

CENTRAL GOVERNMENT BUDGET

	2006 Outturn	2007 Outturn	2008 Outturn	2009 Outturn	2010 Budget	2010 Outturn(1)	2011 Budget
	(euro in millions)
Ordinary Budget
Revenue
Tax revenue	44,991	48,405	51,085	49,722	54,145	51,269	52,860
Revenue of incorporated off-budget accounts	—	—	—	1,088	1,120	1,136	1,157
Proceeds of the liquidity support plan	—	—	—	47	280	635	643
Revenues from NATO	—	—	—	—	52	13	40
Total revenue	48,685	51,777	55,334	53,498	58,402	56,160	59,360
Tax refunds (-)	2,392	2,624	3,654	4,952	4,650	4,979	3,800
Net revenue	46,293	49,153	51,680	48,546	53,752	51,181	55,560
Expenditure
Salaries and pensions	19,507	20,746	22,835	23,825	26,213	21,542	21,061
Wages	13,702	14,433	15,409	15,746	16,328	14,146	13,579
Grants to social security funds, social protection and medical care	9,807	11,155	13,447	17,021	15,555	15,747	16,653
Operating expenditure	7,555	8,896	8,781	9,269	9,513	8,132	7,798
Returned resources	4,085	4,313	4,624	6,452	4,855	5,656	5,978
Payments to insurance fund for the persons working in the Public Electricity Company	420	465	710	758	710	604	600
Tranfers to hospitals for the settlement of past debt Returned resources				1,498		375	450
Reserves	—	—	—	—	—	—	580
Expenditures financed by abolished off-budget accounts	—	—	38	668	722	602	564
Non-recurring expenditure	—	—	—	—		—	—
Non-recurring contribution to the EU (due to GDP revision)	—	1,108	—	—		—	—
Total primary expenditure	41,375	46,682	50,435	59,490	56,846	52,024	53,083
Interest payments	9,589	9,796	11,207	12,325	12,950	13,223	15,920
Total expenditure	50,964	56,478	61,642	71,816	69,796	65,247	69,003
Primary surplus	4,918	2,471	1,245	(10,945)	(3,094)	(843)	2,487
Ordinary budget deficit	(4,671)	(7,325)	(9,962)	(23,270)	(16,044)	(14,066)	(13,443)
Amortization	16,954	16,954	26,246	29,135	19,510	19,549	28,130
Military equipment procurement	2,076	2,076	2,597	2,129	2,000	1,017	1,600
Public Investment Program
Revenue	3,775	4,875	5,018	2,306	3,860	3,072	3,922
Inflows from EU	3,563	4,811	4,668	2,106	3,710	2,801	3,722
Other	212	64	350	200	150	271	200

	2006 Outturn	2007 Outturn	2008 Outturn	2009 Outturn	2010 Budget	2010 Outturn(1)	2011 Budget
	(euro in millions)
Expenditure	8,184	8,809	9,624	9,588	10,300	8,447	8,500
Public Investment Program Deficit	(4,409)	(3,934)	(4,606)	(7,547)	(6,440)	(5,375)	(4,578)
Central Government Budget
Net revenue	50,068	54,028	56,698	50,585	57,612	54,253	59,482
Expenditure	59,148	65,287	71,266	81,403	80,096	73,694	80,339
Central government deficit	(9,080)	(11,259)	(14,568)	(30,818)	(22,484)	(19,441)	(20,857)
Percentage of GDP	(4.3)	(5.0)	(6.1)	(13.1)	(9.2)	(8.4)	(9.1)
GDP (Revised)	211,314	227,134	236,936	235,035	244,233	231,888	228,408

(1)
Provisional data.

Source: Ministry of Finance—General Accounting Office.

        The following table breaks down Ordinary Budget revenue for each of the years indicated.

ORDINARY BUDGET REVENUE BY CATEGORY

	2006 Outturn	2007 Outturn	2008 Outturn	2009 Outturn	2010 Budget	2010 Outturn(1)	2011 Budget
	(euro in millions)
Ordinary revenue	47,912	51,777	55,334	52,308	56,950	54,376	57,520
Direct taxes	18,704	19,832	20,863	21,431	23,725	20,265	20,880
Income tax.	15,006	16,093	16,670	16,589	17,375	14,317	14,820
Personal income tax	9,275	10,161	10,816	10,841	11,400	9,430	10,600
Corporate income tax	4,438	4,659	4,211	3,813	3,525	3,167	2,800
Other	1,293	1,273	1,643	1,935	2,450	1,720	1,420
Property taxes	464	434	486	526	865	487	910
Tax arrears	1,848	1,742	2,077	2,446	2,725	2,890	2,700
Other direct taxes	1,386	1,563	1,630	1,870	2,760	2,571	2,450
Indirect taxes	26,287	28,573	30,222	28,291	30,420	31,004	31,980
Transaction taxes	17,692	19,624	20,060	17,872	18,472	18,457	19,290
VAT	15,825	17,381	18,243	16,582	17,315	17,375	18,030
Fuel	1,710	1,795	2,299	1,907	2,055	2,653	2,410
Tobacco	622	673	657	681	755	779	972
Other	13,493	14,913	15,287	13,994	14,505	13,943	14,648
Other transaction taxes	1,867	2,243	1,817	1,290	1,157	1,082	1,260
Capital transfers	1,045	1,322	1,130	831	698	702	828
Stamp duty	710	682	685	459	458	379	432
Consumption taxes	7,469	8,044	9,048	9,569	10,986	11,824	11,640
On insurance premiums	296	337	345	358	370	404	410
On vehicles	897	998	842	473	508	249	285
Excise tax on fuel	2,608	2,868	3,690	4,374	4,655	5,698	5,240
Other excise taxes (tobacco, etc.)	2,738	2,904	2,836	2,924	3,210	3,382	3,911
Road duties	794	819	997	1,046	1,600	1,590	1,212
Other	136	118	338	394	643	501	582
Tax arrears	497	383	485	434	485	339	530
Other indirect taxes	629	522	629	416	477	384	520
for EU	267	314	307	245	274	208	230
Tax revenue	44,991	48,405	51,085	49,722	54,145	51,269	52,860
From E.U.	234	170	579	264	372	320	340
Other non-tax revenue	2,687	3,202	3,670	2,319	2,433	2,787	4,320
Non-tax revenue	2,921	3,372	4,249	2,583	2,805	3,107	4,660
Non-recurring revenue	773	—	—	1,190	1,400	1,784	1,840
Total	48,685	51,777	55,334	53,498	58,350	56,160	59,360
Tax refunds	2,392	2,624	3,654	4,952	4,650	4,979	3,800
Net revenue	46,293	49,153	51,680	48,546	53,700	51,181	55,560

(1)
Provisional data.

Source: Ministry of Finance—General Accounting Office.

        The following table breaks down Ordinary Budget Expenditure for each of the years indicated.

ORDINARY BUDGET EXPENDITURE BY CATEGORY

	2006 Outturn	2007 Outturn	2008 Outturn	2009 Outturn	2010 Budget	2010 Outturn(1)	2011 Budget
	(euro in millions)
A. Salaries and Pensions (1+2+3)	19,507	20,746	22,871	24,487	25,425	22,139	21,593
1. Salaries and pensions of central government personnel	16,444	17,615	19,517	20,934	21,736	18,920	18,444
Wages and salaries	11,493	12,125	12,971	13,120	13,538	11,752	11,329
Special financial support	—	—	—	126	—	—	—
Special benefit to the judiciary	—	—	190	146	140	2	—
Pensions	4,576	5,052	5,904	6,487	7,064	6,250	6,258
Other allowances	368	393	409	393	348	319	325
Productivity bonus financed by incorporated off-budget accounts	—	—	36	662	656	597	532
Non-recurring expenditures	7	46	7		—	—	—
2. Salaries for hospital personnel and other government bodies	3,063	3,131	3,354	3,768	3,662	3,219	3,099
Salaries for hospital personnel, etc.	2,660	2,783	2,927	3,205	3,335	2,936	2,803
Special financial support	—	—	—	24	—	—	—
Clergy and other government bodies	384	338	419	324	327	283	297
Non-recurring expenditure	18	10	7		—	—	—
3. New recruitment	—	—	—	—	27	—	50
B. Grants to Social Security Funds, Medical Care, Social Protection (4+5+6+7)	9,807	11,155	13,447	17,021	14,964	15,143	16,053
4. Medical care	1,043	1,163	1,211	1,383	1,318	1,313	1,312
5. Grants to social security funds	6,769	7,505	9,644	12,234	10,231	10,376	10,500
Insurance Fund for the Agricultural Sector	3,050	3,649	4,178	4,563	4,550	4,840	4,600
Wage Earners' Fund	1,700	1,800	2,404	4,000	2,450	2,485	2,310
Other Grants	2,019	2,056	3,062	3,671	3,231	3,051	3,590
6. Other Social Ins. and Health expend.	—	—	—	—	—	600	1,200
7. Social protection	1,995	2,387	2,592	3,404	3,415	2,854	3,041
Complementary pension allowance	849	924	1,064	1,034	1,142	914	940
Allowances to families with many children	470	495	710	790	795	792	675
Allowances to disabled persons(2)	549	596	662
Grant to National Social Cohesion Fund	—	—	—	311	—	—	—
Grant to Intragenerational Solidarity Fund	—	—	—	522	630	560	606
Temporary support for social solidarity	—	—	—	488	500	113	—
Other income payments	123	109	105	119	148	105	320
Non-recurring expenditures	4	263	51		—
Grant to Unemployment Benefit Organization	—	—	—	140	200	370	500

	2006 Outturn	2007 Outturn	2008 Outturn	2009 Outturn	2010 Budget	2010 Outturn(1)	2011 Budget
	(euro in millions)
C. Operational and Other Expenditures (8+9+10+11)	7,555	8,895	8,783	9,275	8,830	8,107	7,830
8. Grants to other entities	2,141	2,372	2,606	2,619	2,657	2,529	2,213
Urban transportation	220	224	256	273	257	262	446
Other grants	1,759	1,995	2,287	2,349	2,400	2,237	1,767
Non-recurring expenditures	162	153	62		—	—	—
9. Consumption expenditure	2,396	3,395	2,702	3,209	2,573	2,604	2,255
Operational expenditures	2,254	2,378	2,628	3,209	2,573	2,604	2,255
Non-recurring expenditures	143	1,017	74		—	—	—
10.Conditional expenditures	2,866	2,891	3,408	3,148	3,394	2,879	3,222
Agricultural subsidies	694	734	758	664	681	516	735
Payments to E.U.	2,172	2,157	2,649	2,484	2,713	2,363	2,487
Non-recurring expenditures	—	—	—		—	—	—
11.Non-allocated	151	237	68	299	407	125	139
New programs	28	103	62		243	—	87
Other expenditures financed by incorporated off-budget accounts	—	—	2	6	66	5	32
Electoral expenditures	124	134	—	293	50	120	20
Non-ordinary expenditure	—	—	—	—	48	—	—
Non-recurring expenditures	—	—	—		—	—	—
D. Returned Resources	4,085	4,313	4,624	6,452	6,718	5,656	5,978
Non-recurring expenditures	—	—	—	—	—	—	—
E. Payments in exchange of claims for personnel working in the Public Electricity Company	420	465	710	758	710	604	600
F. Reserve	—	—	—	—	—	—	580
G. Tranfers to hospitals for the settlement of past debt	—	—	—	1,498	—	375	450
Primary Expenditure (A+B+C+D+E+F+G)	41,375	45,574	50,435	59,490	56,846	52,024	53,083
Non-recurring contribution to the EU (due to GDP revision)	—	1,108	—	—	—	—	—
Interest payments	9,589	9,796	11,207	12,325	12,950	13,223	15,920
Total expenditure (Ordinary Budget) excluding amortization	50,964	56,478	61,642	71,816	69,796	65,247	69,003
Amortization payments	16,954	23,543	26,246	29,135	19,150	19,549	28,130
Military equipment procurement	1,590	2,380	2,597	2,129	2,000	1,017	1,600

(1)
Provisional data.

(2)
From 2009 onwards, this allowance is included in returned resources.

Source: Ministry of Finance—General Accounting Office.

  2009 Budget Results

        Fiscal developments in 2009 were characterized by a continuous deterioration of the general government deficit. The 2009 Budget presented in November 2008 projected a general government deficit of 2% of GDP, based on the projected achievement of increases of tax revenues of 15.0% in 2009.

        This deficit estimate was soon revised upwards to 3.7% of GDP when the January 2009 Update of the Hellenic Stability and Growth Program ("January 2009 SGP Update") was submitted to the European Commission. The main cause for this revision was the restoration of the tax-free threshold for income of up to €10,500 for the self-employed in the wake of the economic crisis, which had been abolished two months earlier in order to strengthen tax receipts in connection with the 2009 Budget. In addition to the January 2009 SGP Update, the Government submitted an Addendum elaborating on the fiscal measures that would ensure the realization of the fiscal targets for 2009.

        At the same time, a limited social welfare package was introduced in response to the effect of the economic crisis on vulnerable groups, which consisted mainly of allowances to low-income pensioners and registered unemployed, supplemented by measures to support farmers and small- and medium-sized enterprises. The total annual impact of these measures amounted to €1,519 million, which was €236 million less than the initial estimate of €1,755 million.

        A mid-year examination of the fiscal situation undertaken by the Government revealed that tax revenues registered significant shortfalls. Tax shortfalls were projected to contribute 1% of GDP to the general government deficit, stemming mostly from reduced VAT (€1.4 billion less than projected) and income tax receipts (€0.8 billion less than projected). In addition, expenditure overruns, relating mainly to ad-hoc benefits granted to low-income pensioners, measures supporting the tourism sector, a new wage bill for doctors and unsettled obligations to local government authorities, resulted in a further increase of the general government deficit by 0.4% of GDP.

        In light of these developments, the Greek general government deficit was estimated at 5.1% of GDP in the European Commission's Spring 2009 forecasts. In response to the Ecofin Council's recommendations and to the expected failure to meet the deficit target, the Government announced a second wave of corrective measures to contain the deficit in June 2009. The fiscal impact of the implementation of these measures was initially estimated at €2.3 billion, or 1.7% of GDP. However, the failure to implement the announced measures as planned, with one of them (the imposition of a capital levy on buildings with land-use violations, the expected revenues of which were estimated at €1,150 million) having to be cancelled and another (the imposition of a tax on lotteries and gambling, the expected revenues of which were estimated at €180 million) postponed, led to shortfalls estimated at €1.5 billion. After the announcement of the new measures and before they were deployed, a general election took place and a new government was elected.

        The 2010 budget, which was submitted to Parliament in late November 2009 by the newly elected government, recorded an estimated general government deficit of 12.7% of GDP for 2009. This significant deviation of the general government deficit from the initial (2.0% of GDP in the 2009 Budget, 3.7% of GDP in the January 2009 SGP Update) and mid-term forecasts (5.1% of GDP mid-year 2009) mainly reflected revenue shortfalls of 3.4% of GDP and expenditure overruns of 2.6% of GDP. An additional deterioration of the deficit by 2.1% of GDP was due to the significant revision of GDP at current market prices, which was estimated to amount to €260,248 million in 2009, the figure that was used as a basis for projections in the 2009 Budget, but was later revised to €240,150 million. A further deterioration in the deficit of 0.9% of GDP was due to the general government's liabilities to the private sector (public hospitals arrears to suppliers) being taken into account.

        On November 15, 2010, Eurostat released the final figures for the general government deficit for 2009, which came to 15.4% of GDP, or €36,150 million. This revision was mainly due to:

  •
  The reclassification of state enterprises into general government data (increasing the deficit by 0.7% of GDP);

  •
  An adjustment of accounts of social security funds and local government (increasing the deficit by 0.9% of GDP); and

  •
  A downward revision of GDP for 2009 (increasing the deficit by 0.2% of GDP).

        The revision also affected debt figures with the 2009 general government consolidated debt being revised to €298,032 million, or 126.8% of GDP, from 115.4% of GDP, an increase of 11.4 percentage points. This revision was mainly due to:

  •
  The reclassification of state enterprises into general government data (increasing debt by 7.75% of GDP or €18,204 million); and

  •
  An adjustment for off-market swaps (increasing debt by 2.3% of GDP or €5,530 million).

  2010 Budget

        The 2010 budget, which was proposed in November 2009, included measures in order to reduce the general government deficit, which at the time was estimated to amount to 12.7% of GDP, by €8.4 billion, or 3.6% of GDP. The corrective fiscal measures provided for structural as well as "one-off" measures, and were evenly distributed between efforts to curb expenditure and efforts to increase revenues. In addition, by redistributing expenditures, it was intended to provide an amount equal to €2.6 billion, or 1.1% of GDP, as financial support to vulnerable social groups, as well as to help redress the country's eroding international competitiveness, and facilitate entrepreneurship.

        Interventions on the expenditure side were to include: (i) 10% reduction in government operating expenditures including a 25% reduction in consumption expenditures; (ii) a 10% reduction in expenditures for the social security system; (iii) a hiring freeze for 2010 in permanent public sector jobs (with exceptions for sensitive sectors such as health and education) and adherence to a hiring rule of one new civil servant hired for every five civil servants that retire from 2011 onwards; (iv) a cut by up to one-third of short term contracts in the public sector; (v) a wage freeze for public sector incomes above €2,000 per month and an overall 10% cut in salary allowances for the public sector as a whole; (vi) the closing down of one-third of the National Tourist Organization offices abroad and a consolidation of certain press offices in embassies; (vii) a significant reduction in military expenditures for the next three years; and (viii) a 50% reduction in the remuneration of board members, a salary cap on the remuneration of managers, and at least a 10% reduction in the current remuneration of managers of state enterprises.

        Interventions on the revenue side were to include: (i) a unified progressive tax scale for income from all sources; (ii) the reintroduction of a progressive tax on large property, inheritances, and bequests; (iii) the abolition of autonomous taxation and tax exemptions; (iv) the introduction of a capital gains tax and the effective taxation of off-shore companies; (v) new transfer pricing and "thin capitalization" rules; (vi) the codification and drastic simplification of tax statutes; and (vii) a comprehensive system of tax declarations which includes income from all sources as well as assets.

        Greece's January 2010 SGP Update, which was approved by the Ecofin Council on February 16, 2010, provided for additional cost-cutting and revenue-enhancing measures in order to bring about an adjustment of 4 percentage points of GDP in 2010. This adjustment was split between permanent expenditure reductions (1.5%) and permanent increases in revenues (2.5%). Expenditure reductions included a 10% cut in wage allowances, which was equivalent to a 4% average wage cut in nominal terms and 5.5% in real terms (higher than any other euro area country). This, together with a recruitment freeze in 2010 and the implementation of a 5:1 retirement-to-recruitment ratio from 2011 onwards, drastically reversed the tendency for a larger public sector wage bill. The same wage policy was applied to the broader public sector entities. The January 2010 SGP Update also provided for the termination of a large number of short-term contracts in the public sector, a reduction in operating expenditures for line Ministries by 10%, a reduction of the budget item relating to social security and pension funds by 10%, and a significant reduction of military expenditures up to 2013. On the revenue side, a number of permanent tax increases were planned or implemented. Reliance on reducing tax evasion and improving the tax collection mechanism to pre-crisis levels was estimated at 0.5% of GDP. Permanent tax revenue increases included:

        a single progressive taxation scale for individual incomes, abolition of all forms of "autonomous" taxation, abolition of a large number of tax exemptions, progressive taxation on large properties, and an increase in the excise duties on tobacco and alcohol, as well as changes in taxation rules, including those applied to off-shore companies, transfer pricing and thin capitalization, and reforms.

        On March 5, 2010, the Parliament approved a package of additional measures designed to safeguard the achievement of the Stability and Growth Program targets. The new package included measures equivalent to up to €4.8 billion, or 2% of the GDP, and consisted of permanent revenue-enhancing and expenditure-reducing measures, such as:

  •
  Further increases in VAT rates (from 4.5%, 9% and 19% to 5%, 10% and 21% respectively) with a fiscal impact of 0.54% of GDP, or €1.3 billion;

  •
  Increases in excise taxes (petrol, diesel, cigarettes, alcohol) and introduction of excise taxes (electricity, luxury goods) with a fiscal impact of 0.46% of GDP, or €1.1 billion;

  •
  A further reduction in public sector nominal wages and pensions (in addition to the wage cutbacks already announced) with a fiscal impact of 0.7% of GDP, or €1.7 billion; and

  •
  A reduction in the current and capital expenditures in the public sector, with a fiscal impact of 0.3% of GDP, or €0.7 billion, through a reduction in the PIP and education expenditures.

        The Economic Adjustment Program included cumulative fiscal consolidation measures (in addition to those already adopted by the Government in March) in the order of 11% of GDP through 2013. The program revised the Government's deficit target for 2010 to 8.1% of GDP compared to a deficit of 13.6% in 2009 projected at the time. Additional fiscal measures for 2010 of €5.8 billion, or 2.55% of GDP, were adopted by the Parliament on May 6, 2010, and included:

  •
  An additional €1.25 billion increase in tax revenues, equivalent to 0.6% of GDP, with a significant carryover for 2011, including through further increases in VAT rates, increases in excise tax on fuel, cigarettes, and alcohol; and

  •
  An additional €4.55 billion in expenditure cuts, equivalent to 1.9% of GDP, by means of nominal wage cuts, nominal pension cuts, an intermediate consumption cut, the elimination of the one-off solidarity allowance (second installment), and a reduction in public investment.

        The revision of the general government deficit for 2009 from 13.6% to 15.4% of GDP in November 2010 had a carryover effect on the general government deficit in 2010, since the starting point for 2010 turned out to be higher. Despite the data revision, the deficit reduction by 6 percentage points expected for 2010 will be larger than the initially targeted reduction of 5.5 percentage points. About one-third of the shortfall is explained by propagation effects of the revisions to 2009 fiscal statistics; the remainder is explained by revenue underperformance. The 2010 deficit resulting from the new revised figures and general government accounts after the reclassification is estimated to be 9.4% of GDP, a reduction in excess of €14 billion compared to 2009.

  2011 Budget

        The 2011 Budget continues the aggressive fiscal consolidation effort that began in 2010 with the goal of reducing the deficit to below 3% of GDP in 2014, assuming a return to positive growth by the end of 2011. For 2011, the main aim is to reduce the general government deficit by €5 billion, or 2% of GDP, to 7.4% of GDP in 2011. The deficit reduction will be based on concrete measures to cut expenditures and increase revenues totaling €14 billion. The size of the required fiscal adjustment is larger than initially projected in the Economic Adjustment Program and, accordingly, the budget for

2011 includes additional measures beyond those provided for by the Economic Adjustment Program. Measures include an increase in the VAT rate, a levy on highly profitable firms, cuts in government operating expenditures, and a nominal pension freeze, as well as significant reductions in operational and wage costs of loss-making public enterprises, reductions in health costs and in defense spending, and the introduction of means-testing for social benefits. The 2011 budget also includes measures aimed at jump-starting economic activity, including by reducing the tax rate of non-distributed corporate profits from 24% to 20%, and VAT for the tourism sector and drugs from 11% to 6.5%. Finally, the 2011 budget is set in the context of a far-reaching effort to remove structural impediments to growth, which includes the opening of closed professions, restructuring of public enterprises, combating tax evasion, overhauling the pension system, reforming the labor market, and opening up product markets.

Transfers between Greece and the European Union

        Greece is a net recipient of funds under the EU budget, i.e., receipts from the EU exceed payments to the EU. Total net transfers for the period from 2000 to 2009 on average amounted to €4.2 billion per year (on a settlement basis, BoP data). This amount represents 2.2% of GDP, and 14.7% of the trade deficit. More than 55% of grants are derived from the Structural Funds (European Agricultural Guidance and Guarantees Fund ("EAGGF")—Guidance Section, European Regional Development Fund, European Social Fund and Financial Investment for Fisheries Guidance), which provide funding for regional development projects, and the Cohesion Fund, which finances environmental and large-scale transportation projects in accordance with the provisions of the Community Support Frameworks ("CSF"). Remaining grants are related to subsidies and direct financial assistance in the context of the EU CAP.

        According to the BoP statistics, direct financial assistance and subsidies in the context of the CAP as well as receipts from the European Social Fund and Greece's payments to the EU budget appear under the current account. Receipts from the Structural Funds—except from the European Social Fund—and the Cohesion fund under CSFs appear under the capital account. Receipts from the Structural Funds are allocated to the Ordinary Budget, the PIP, and the Budget of Public Enterprises and Organizations. Receipts related to the CAP are allocated to the special guarantees account for agricultural products at the Agricultural Bank of Greece.

        For the period from 2007 to 2013, Greece is expected to receive €24.3 billion (current prices) for the implementation of the NSRF 2007-2013 (including €3.7 billion for rural development). In accordance with EU regulations, an average of approximately 75% of total cost of eligible projects is financed from the Structural Funds, while the rest is financed from national funds. Part of the national contribution can be financed with loans from the EIB. A loan of €2 billion was agreed to in July 2010.

        CSF III, which covered the period from 2000 to 2006, has been almost completed. Disbursements under the NSRF 2007-2013 during the first three years of its implementation have been limited, given the delays in the implementation of projects and programs in part as a result of the new, stricter institutional framework for management and control. However, in 2010 disbursements under NSRF have been accelerated. At year-end 2010, more than 18% of total community financing had been absorbed and the goal is to exceed 35% at year-end 2011.

        The increased absorption of structural funds is closely linked to the disbursements of bilateral financial assistance from the euro area Member States. To achieve the six-monthly targets set forth in the MoU, a number of measures are put in place such as:

        the revision of projects and simplification of the institutional and legal framework, measures for a "fast-track project production," co-operation of the private and the public sector, and establishment of a technical task force in direct contact with the Commission services. The Government ensures that budgetary appropriations for the national co-financing of projects cannot be used for any other purposes.

        In addition, it is expected that subsidies in the context of the CAP will remain substantial until 2013, since a new revision of the CAP will take place after 2013. The European Commission will review all the expenditures of the Community Budget, including the CAP, in the context of the EU financial perspectives for the period 2014-2020.

        The table below sets forth the receipts and payments of Greece from and to the EU for the years indicated on a cash basis.

FINANCIAL ACCOUNT OF GREECE WITH THE EU

	2005	2006	2007	2008	2009	2010(1)	2011(2)
	(euro in millions)
Receipts from the EU
Flat rate (25%) repayment of expenditure incurred in collecting EU's own resources	67	68	77	77	64	71	52
European Social Fund	576	552	783	992	118	287	666
EAGGF—Guidance Section	376	382	590	504	84	165	259
European Regional Development Fund	1,341	2,146	3,065	2,853	1,337	1,650	2,079
EAGGF—Guarantees Section	2,754	3,071	2,374	2,228	2,386	2,565	2,750
Cohesion Fund	311	483	334	200	274	494	640
EFTA Countries	3	3	2	2	0	1	2
Financial Instruments for Fisheries Guidance	22	18	33	30	26	0	30
Other Receipts	5	11	17	596	209	327	340
Total	5,455	6,733	7,273	7,482	4,498	5,560	6,818
Payments to the EU
Agricultural levies and duties	12	12	11	7	4	—	—
Sugar levies	4	3	—	2	2	2	2
Customs duties under the Common External Tariffs provision	250	258	297	298	248	285	208
Contribution on the basis of VAT base	424	467	473	577	512	493	414
Contribution on the basis of GNP	1,211	1,222	1,184	1,415	1,522	1,677	1,768
Other contributions	41	2	1,108	136	150	20	30
Contributions to the European Regional Development Fund	33	33	36	40	43	47	55
Payments due to unrealized projects	249	175	157	174	2	10	10
Total	2,224	2,172	3,265	2,649	2,483	2,534	2,487
Net Receipts from the EU	3,231	4,561	4,008	4,833	2,016	3,026	4,331
Percentage of GDP	1.7	2.2	1.8	2.0	0.9	1.3	1.9

(1)
Provisional data.

(2)
Forecast.

Source: Ministry of Finance.

State Enterprises

        The Greek public sector is very large, spanning fully and partially state-owned enterprises in industries ranging from transport and utilities to gaming and tourism. At December 31, 2009, there were 52 state enterprises not listed on a stock exchange, which are monitored by the Ministry of Finance. In 2009, the group of the 11 largest loss-making state enterprises achieved combined revenues of €1.5 billion, while the combined losses amounted to €1.7 billion. Net lending of these enterprises in 2009 amounted to €12 billion, with interest payments equaling €574 million.

        In the past the Government controlled the state enterprises and nominated the members of their boards of directors. The Directorate for state enterprises in the Ministry of Economy and Finance was responsible for approving their annual budgets and supervising their investment programs. Since 1997, all state enterprises have become sociétés anonymes based on a decision of the competent Ministers.

        Under the Economic Adjustment Program, the Government is implementing measures to improve state enterprises' financial performance. As a first step, the Government put in place measures to enhance transparency and increase accountability of state enterprises' financial management. The financial supervision of state enterprises has been centralized with the Ministry of Finance, which receives financial statements audited by public accountants on a quarterly basis that are then published. In addition, state enterprises were obliged to submit their strategy and business plans for the period from 2011 through 2013, drawn up under a specific framework provided to them, and to present their financing sources and schedules. Another important aspect has been the curtailment of wage expenditure for state enterprises through the implementation of wage cuts and limits on wages and extra payments.

        Upcoming reform measures with respect to state enterprises include the establishment of a central registry for state enterprises and further restructuring measures, which are intended to follow along the lines of the successful reorganization plan of the Hellenic Railways Organization, which was adopted by the Parliament in October 2010.

        In addition, the Government is currently upgrading its current privatization plan for the divestment of state assets and enterprises by also including real estate development, with the aim of raising at least €15 billion by 2013, including at least €1 billion in 2011. Plans covering about 40% of the total target have been drafted, and 14 companies have been identified for full or partial privatization using different placement methods (including direct sales, auctions, and concession agreements). To further develop the plan, the authorities indicated that by mid-2011 they would prepare an inventory of state real estate holdings. The Government has also committed to considerably scale up its privatization and real estate development program with the objective of realizing EUR 50 billion in proceeds until 2015. Restructuring and privatizations should be conducted in accordance with EU competition and State aid rules. Proceeds from privatization are to be used to redeem debt and do not substitute for fiscal consolidation efforts.

        The Interministerial Committee for Asset Restructuring and Privatizations (ICARP) in a meeting held on December 15, 2010 decided to appoint financial and legal advisors for the extension of the concession of the Athens International Airport, the assessment of the best available options for its stake in DEPA (natural gas supplier) and DESFA (natural gas network operator), and the attraction of a strategic investor for Hellenic Defense Systems. In addition, it decided to assess the best available options for the development (privatization, entry of strategic investors, extension of concessions) for many public enterprises, such as the Loan and Consignment Fund, regional airports, TRAINOSE (national railways operating company), the OSE group (national railways), the Attiki motorway (highway around Athens) and Egnatia motorway (Northern highway), the Hellenic Post Office, the frequency spectrum and the Digital Dividend, ports in Attica and regional ports and marinas, LARCO (nickel mining company), EYDAP and EYATH (water suppliers), OPAP (lotteries and betting company), Horse Racing Organization (ODIE), the "Mont Parnes" Casino, and the state lottery tickets system (Ethniko, Laiko).

        The table below sets forth the total deficits and related financing of Greece's major state enterprises on an aggregate basis for the years indicated.

ECONOMIC RESULTS OF MAJOR STATE ENTERPRISES AND THEIR FINANCING

	2006	2007	2008	2009(1)	2010(2)
	(euro in millions)
Operating account
Revenue	1,492	1,814	1,806	1,649	1,828
Expenditure	2,797	3,278	3,676	3,478	3,613
Balance	(1,305)	(1,464)	(1,870)	(1,829)	(1,785)
Capital account
Revenue	—	—	—	—	—
Expenditure investment	1,004	1,322	1,112	1,559	1,592
Working capital	132	380	(10)	372	84
Other	177	248	228	96	97
Balance	(1,313)	(1,950)	(1,330)	(2,027)	(1,773)
Special resources(3)	761	1,079	1,136	1,484	1,428
Overall balance	(1,857)	(2,335)	(2,065)	(2,372)	(2,130)
Financing
Grants	—	—	—	—	—
Ordinary budget	163	185	191	200	206
Depreciation	254	256	255	259	265
Net borrowing	1,440	1,894	1,619	1,913	1,659
Total financing	1,857	2,335	2,065	2,372	2,130
Amortization and repayment of credits	238	139	534	143	1,211
New commercial credits	96	132	38	420	205
Gross borrowing(4)	1,581	1,902	2,115	1,636	2,665

(1)
Provisional Data.

(2)
Budget.

(3)
Mainly grants from the Public Investment Budget and the EU in the form of capital injections.

(4)
Gross borrowing equals net borrowing plus amortization payments and repayment of credits minus new commercial credits and includes domestic and foreign borrowing.

        In 2009, the total operational revenue of public enterprises is estimated to have decreased by 8.7% compared to 2008, amounting to an estimated €1,649 million. Total operational expenditure declined by an estimated 5.4% in 2009 compared to 2008, amounting to an estimated €3,478 million. Combined operational and capital accounts expenditures rose by an estimated 10.0% in 2009 compared to 2008, amounting to €5,505 million. Accordingly, the deficit in 2009 is estimated to amount to €2,372 million, or approximately 1% of GDP, compared to €2,065 million, or 0.86% of GDP, in 2008.

        According to the latest available data covering the period from January to September 2010, the total payroll of the 52 state enterprises declined by 15%, or €143.4 million, in 2010. In detail, the payroll amounted to €812.3 million for the first nine months of 2010, as compared to €955.7 million for the corresponding period in 2009. The annual reduction of payroll expenses is projected to be about €220 million in 2010 compared to the previous year as a result of the wage cuts provisioned for the public enterprises' employees.

Public Entities

        Public entities include local authorities, organizations providing social services, and the largest sub-category of public entities:

        social security organizations. Council members and presidents of local authorities are elected by the relevant constituency, while members of the management boards of social service and social security organizations, as well as the presidents of such organizations, are appointed by the Ministry in whose field of competence their respective activities fall.

        In 2010, total revenue for the social security and welfare funds is estimated to amount to €40,204 million (€22,617.56 million from social security contributions, €10,741.00 from state budget subsidies, and €6,841.51 from rest sources), representing a decrease of 2.97% compared with 2009, while total expenditures are estimated to amount to €38,642.63 million (€1,055.70 million for salaries of social security funds employees, €25,520.40 for pensions, and €12,066.53 for rest expenditures), corresponding to a decrease of 3.54% compared with 2009. In 2011, the total revenue is forecast to amount to €41,073.91 million (€23,816.83 million from social security contributions, €9,997.54 from state budget subsidies, and €7,259.53 from rest sources), representing an increase of 2.16% compared with 2010, while total expenditures are estimated to amount to €38,927.50 million (€1,026.40 million for salaries of social security funds employees, €27,168.79 for pensions, and €10,732.31 for rest expenditures), corresponding to an increase of 0.74% compared with 2010.

        Under the Economic Adjustment Program, the Government intends to eliminate unnecessary public entities.

        The following table sets forth the total deficits and related financing of the six main social security and welfare funds on an aggregate basis for the years indicated.

ECONOMIC RESULTS OF MAIN SOCIAL SECURITY ORGANIZATIONS
AND THEIR FINANCING

	2006	2007	2008	2009(1)	2010(2)
	(euro in millions)
Operating account
Revenue	17,219	18,021	20,095	22,019	22,733
Expenditure	23,862	25,330	29,261	33,815	36,219
Balance	(6,643)	(7,309)	(9,166)	(11,796)	(13,486)
Capital account
Revenue	—	—	—	—	—
Expenditure investment	171	227	113	251	493
Working capital	111	187	344	309	340
Other	—	105	117	127	134
Balance	(282)	(519)	(574)	(687)	(967)
Special resources	—	—	—	—	—
Overall balance	(6,925)	(7,828)	(9,741)	(12,483)	(14,453)
Financing
Grants	6,568	7,578	8,731	9,261	9,467
Ordinary budget	6,286	7,204	8,459	9,020	9,172
Investment budget-EU	282	374	272	241	295
Depreciation	3	2	2	2	2
Net borrowing(3)	354	248	1,007	3,220	4,984
Total financing	6,925	7,828	9,741	12,483	14,453
Amortization payments	167	—	—	—	—
Gross borrowing(4)	521	248	1,007	3,220	4,984

(1)
Provisional data.

(2)
Budget.

(3)
Domestic borrowing.

(4)
Gross borrowing equals net borrowing plus amortization payments.

Source: Ministry of Finance.

PUBLIC DEBT

Overview

        Until the end of 1993, the Bank of Greece was the main vehicle through which Greece raised funds in international markets. The proceeds of foreign currency borrowings by the Bank of Greece were then lent to the Government in drachmae. In line with certain requirements of the Maastricht Treaty concerning the relationship between the central bank and the Hellenic Republic, the Hellenic Republic has borrowed directly in its own name with the Bank of Greece acting as paying agent since January 1994.

        Currently, Greece's public debt is the responsibility of two units operating under the supervision of the Minister of Finance:

        the Public Debt Directorate and the Public Debt Management Agency.

  The Public Debt Directorate

        The Public Debt Directorate operates under the General Directorate of Fiscal Policy of the Ministry of Finance. Its main task is to monitor public debt not only in terms of recording and servicing but notably as a parameter for implementing fiscal policy.

        In this context, the Public Debt Directorate is responsible for the following:

  •
  implementation of fiscal policy guidelines with respect to public debt and active involvement in the preparation and implementation of the Central Government Budget;

  •
  performing middle- and back-office operations including:

  •
  (a) making forecasts and evaluations of the evolution of debt, (b) servicing the public debt, (c) issuing monthly and annual reports on debt according to the national and European accounting system ("ESA 95"), and (d) producing broad statistical information for state or supranational organizations and publishing periodical reports and bulletins;

  •
  the special-purpose financing of the Government (including military financing);

  •
  representing the Ministry of Finance in meetings with international and European organizations; and

  •
  the legislative framework of public debt.

  The Public Debt Management Agency

        The Public Debt Management Agency (the "PDMA") was established in 1998 as a legal entity under public law with administrative and financial autonomy under the supervision of the Ministry of Finance and with its registered seat in Athens.

        As agent of the Hellenic Republic for the purpose of meeting the Republic's funding needs, improving its cost of funding, and achieving the best possible structure of its debt, the PDMA is authorized to undertake the following:

  •
  The conclusion of loans and issuance of Government bonds in the domestic and international markets, in euro and other currencies;

  •
  The management of public debt, domestic and foreign, applying the appropriate instruments and methods;

  •
  The provision of advice to state enterprises and public entities with respect to the conclusion of bank loans as well as the coordination of these funding activities and the funding activities of the Hellenic Republic; and

  •
  The provision of advice to the Hellenic Republic in connection with loans related to investments and social programs.

        The PDMA's activities are carried out in the context defined by the "Funding and Liability Management Program," which is prepared by the PDMA and approved by the Minister of Finance.

        In order to achieve its purpose, the PDMA:

  •
  monitors the domestic and foreign markets, evaluates investment proposals relating to domestic and foreign borrowing and strives to improve the ratio between borrowings and reserves;

  •
  undertakes as agent and on behalf of the Hellenic Republic the management and execution of Greece's borrowing program by entering into loan agreements, issuing bonds and conducting auctions, monitoring and supporting the bond market, and taking any other necessary actions for the effective execution and management of the abovementioned program, in order to improve the cost of funding and secure coverage of the funding needs of the Hellenic Republic from time to time; and

  •
  prepares reports for the Ministry of Finance and submits proposals related to debt management policy and debt structure.

Summary of Public Debt

        The table below provides total outstanding amounts of consolidated general government debt according to the Maastricht definition at December 31 for the years indicated:

GENERAL GOVERNMENT DEBT

	As of December 31,
	2004	2005	2006	2007	2008	2009(1)	2010(2)	2011(2)
	(euro in millions)
Euro(3)	180,654	209,701	222,148	236,665	259,764	296,772	324,000	336,500
Non-euro area currencies(3)	2,503	2,717	2,056	1,916	1,632	1,260	6,400	12,000

Total	183,157	212,418	224,204	238,581	261,396	298,032	330,400	348,500

(1)
Estimates.

(2)
Forecasts.

(3)
Currency swaps included.

Source: Ministry of Finance.

        For an overview of the general government debt-to-GDP ratios for the years 2006 to 2012, see "—Public Finance—Greece's General Government Deficit."

        Over the past years, the adoption and development of modern debt management techniques contributed to the optimization of the debt portfolio, leading to the minimization of debt servicing costs under risk constraints associated with interest rate fluctuations. Prudent debt management is supported by qualitative and quantitative risk analysis and precise evaluation of financial products and instruments. These measures facilitate efficient adjustment of the debt portfolio to market conditions by providing increased predictability of servicing cost and control over financial risk.

        In addition, significant steps have been taken towards establishing market transparency, not only in terms of issuing procedures and securities transactions, but also so as to provide European and International Organizations, rating agencies and all other interested parties with detailed and symmetric information.

        In 2010, the weighted average cost of new borrowings was 4.1% for an average maturity of 3.85 years compared to a weighted average cost of new borrowings of 4.1% and an average maturity of 5.6 years in 2009.

        In 2010, the debt management strategy was focused on:

  •
  keeping the modified maturity within the desired band of 3.5 to 4.5 years;

  •
  maintaining the ratio of floating interest rate debt at between 65% and 80% of the total portfolio;

  •
  minimizing foreign currency exposure;

  •
  keeping the percentage of debt that is refinanced or re-fixed during the forthcoming 12 months at below 40%; and

  •
  maintaining the proportion of debt maturing within the next 5 years at less than 55% of the total portfolio.

        Since May 2010, due to the significant deterioration of Greece's fiscal position, which heightened concern about Greece's fiscal sustainability and let to leading ratings agencies downgrading the ratings of Greece's long-term debt, credit conditions for Greece have deteriorated significantly and new issuances of public debt have been limited to T-bills.

CENTRAL AND GENERAL GOVERNMENT DEBT

	2008	2009(1)	2010(2)	2011(2)
	(euro in millions)
Debt in euro	260,439	297,264	336,800	350,230
as percentage of GDP	108.9	126.5	145.2	153.3
Treasury bills	6,576	10,946	10,023	8,120
(held by the public sector)	129	127	120	120
(held by the private sector)	962	8,938	10,903	8,000
(Euro commercial paper—ECP)	5,485	1,881	—	—
Government bonds (auction and other issues)	216,614	251,960	259,500	234,900
Bonds	216,614	251,960	259,500	234,900
Consolidated loans	0	0	0	0
Syndicated and other loans in euro	29,342	26,999	59,474	101,216
Liabilities to the Bank of Greece	7,051	6,581	6,108	5,636
ESA 95 adjustments (privatization certificates, securitization, convertible bonds)	856	778	695	313
Debt in other currencies	1,632	1,260	6,400	12,000
as percentage of GDP	0.7	0.5	2.8	5.3
Total Central Government Debt	262,071	298,524	343,200	362,230
as percentage of GDP	110.6	127.0	148.0	158.6
Debt of public entities, coins, etc.	25,303	27,765	18,136	17,381
Investments of public entities in government bonds.	(893)	(3,423)	(3,993)	(3,477)
Central Government Debt (ESA adjustments)	286,481	322,866	357,343	376,134
Debt of Local Authorities and Social Security Funds	1,795	2,010	2,050	1,866
Intragovernmental Debt	(26,880)	(26,844)	(28,993)	(29,500)
General Government Debt	261,396	298,032	330,400	348,500
as percentage of GDP	110.3	126.8	142.5	152.6
GDP	236,936	235,035	231,888	228,408

(1)
Estimates.

(2)
Forecasts.

Source: Ministry of Finance.

        Outstanding Central Government debt amounted to €343,200 million, or 148% of GDP, in 2010 compared to €298,524 million, or 127% of GDP, in 2009 and €262,071 million, or 110.6% of GDP, in 2008.

        At December 31, 2010, non-euro-denominated Central Government debt accounted for 1.8% of total outstanding Central Government debt compared to 0.4% in 2009 and 0.6% in 2008. The increase in 2010 was due to the loan extended by the IMF under the Financial Assistance Program, which is denominated in SDRs.

        The share of short-term securities (T-bills) in the Central Government debt accounted for 3.2% in 2010 compared to 3.7% in 2009 and 0.5% in 2008. At December 31, 2010, 45.0% of the central government debt had a residual maturity exceeding 5 years.

        The following graph presents the maturity profile of Central Government debt, in euro millions, at December 31 for each of the years indicated:

        The total expenditure for debt servicing (interest payments, amortization, and other related expenditure) in 2010 amounted to €32,810 million compared to €41,460 million in 2009. The reduction in debt servicing expenditure was due to the decrease in the amount of amortization payments. Please note that (1) the data for 2010 are based on estimates, (2) the data for 2010 and 2009 included ESA95 expenditure adjustments, and (3) expenditure for short-term debt is not included.

        In May 2010, the ECB suspended the application of the minimum credit rating threshold in the collateral eligibility requirements for the purposes of the Eurosystem's credit operations with respect to all outstanding or new marketable debt instruments issued or guaranteed by the Greek government until further notice. For more information on recent changes to the liquidity framework of the ESCB, see "Monetary and Financial System—Monetary Policy Instruments of the ESCB."

GUARANTEES GRANTED PER YEAR BY THE HELLENIC REPUBLIC

2005	2006	2007	2008	2009	2010
(euro in millions)
1,628.2	1,736.0	1,656.6	1,788.0	1,563.0	1,254.0

Source: Ministry of Finance.

 USE OF PROCEEDS

        Unless otherwise specified in the relevant prospectus supplement, the net proceeds from the sale of securities offered by the Hellenic Republic will be used by the Government for general funding purposes.

DESCRIPTION OF SECURITIES

        The following is a summary of the material provisions of the securities and the fiscal agency agreements pursuant to which the securities will be issued. Copies of the form of security and the form of fiscal agency agreement are filed as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits. Each time the Hellenic Republic sells securities, the Hellenic Republic will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

General

        The securities may be denominated in U.S. dollars or, at the option of the Hellenic Republic, in any other currency or currencies or in composite currencies or in amounts determined by reference to an index, and may be issued in one or more series as may be authorized from time to time by the Hellenic Republic. This section summarizes the terms that are common to all series of the securities which the Hellenic Republic may offer. The financial or other specific terms of your series are described in the applicable prospectus supplement, which is attached to or accompanies this prospectus. If the terms described in the prospectus supplement that applies to your series of Hellenic Republic securities differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

        The prospectus supplement that relates to your securities will specify the following terms:

  •
  the title of the securities;

  •
  the aggregate principal amount, any limitation on such principal amount and the authorized denominations of the securities;

  •
  the currency or currencies (including composite currencies) of denomination and payment of principal of and any premium and interest on such securities and any related currency risks;

  •
  the price at which the securities will be issued, expressed as a percentage of their principal amount;

  •
  the maturity date or dates of the securities;

  •
  the interest rate or rates which the securities will bear, if any, which may be fixed or variable, and the method by which such rate or rates will be calculated;

  •
  the dates from which interest will accrue, the dates on which the Hellenic Republic must pay interest and the record dates for payment of interest;

  •
  whether any amounts payable on the securities will be determined based on an index, price or formula, and how such amount will be determined;

  •
  where and how the Hellenic Republic will pay principal, premium, if any, and interest on the securities;

  •
  whether and in what circumstances the securities may or must be redeemed or repaid before maturity;

  •
  whether and in what circumstances the Hellenic Republic's obligations under the securities may be terminated;

  •
  whether the securities will be exchangeable for other securities;

  •
  the form in which the securities will be issued, including whether any part or all of the securities will be issued in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global securities and the terms of the depositary system;

  •
  any sinking fund provisions;

  •
  the exchange or exchanges, if any, on which the Hellenic Republic will apply to have the securities listed; and

  •
  any other terms of the securities.

        The prospectus supplement that relates to your securities will describe any special United States federal income tax and other considerations applicable to your securities.

        The Hellenic Republic may issue securities that bear no interest, or that bear interest at a rate that is below the market rate at the time they are issued, for sale at a substantial discount below their stated principal amount.

        There will be a fiscal agent or agents for the Hellenic Republic in connection with the securities. The duties of the fiscal agent will be governed by the fiscal agency agreement. The Hellenic Republic may replace the fiscal agent and may appoint a different fiscal agent or agents for different series of securities. The Hellenic Republic may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent is the Hellenic Republic's agent. The fiscal agent is not a trustee for the holders of the securities and does not have a trustee's responsibilities or duties to act for them in the way a trustee would. The initial fiscal agent with respect to any particular series of securities will be designated in the prospectus supplement or supplements relating to such series.

Status of the Securities

        The securities will constitute direct, unconditional, unsecured and general obligations of the Hellenic Republic. The securities will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Hellenic Republic outstanding at the date of issue of the securities or issued thereafter without any preference granted by the Hellenic Republic to one above the other by reason of priority of date of issue, currency of payment, or otherwise. The due and punctual payment of the securities and the performance of the obligations of the Hellenic Republic with respect thereto will be backed by the full faith and credit of the Hellenic Republic.

Book-Entry System

  Form, Registration and Transfers

        Unless otherwise provided in the applicable prospectus supplement, the securities will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company ("DTC"). Global notes will be registered in the name of DTC or its nominee. Except as set forth below, global notes may be transferred, in whole and not in part, only to DTC or its nominee.

        Beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("Clearstream"). Investors may elect to hold interests in the securities through any of DTC, Euroclear or Clearstream, if they are participants in these systems, or indirectly through organizations which are participants in these systems.

        Upon issuance of a global note, we expect that DTC or its nominee will credit on its book-entry registration and transfer system the principal amount of the securities represented by the global note to the accounts of institutions that have accounts with DTC or its nominee ("participants"). Euroclear and Clearstream hold securities on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which in turn hold the securities in customers' securities accounts in the depositaries' names on the books of DTC.

        The fiscal agent initially will act as depositary for DTC. The accounts to be initially credited will be designated by the underwriters participating in the distribution of securities. Ownership of beneficial interests in a global note will be limited to participants or persons that may hold interests through participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to own, transfer or pledge beneficial interests in a global note.

        So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the securities represented by the global note for all purposes under the fiscal agency agreement. Except as set forth below under "—Definitive Notes", owners of beneficial interests in a global note will not be entitled to have the securities represented by the global note registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders thereof under the fiscal agency agreement. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of DTC and, to the extent relevant, Euroclear or Clearstream, and the participant through which the person owns its interest, to exercise any rights of a holder under the fiscal agency agreement. We understand that, under existing practice, in the event that we request any action by a holder or a beneficial owner desires to take any action that a holder is entitled to take, the depositary would act upon the instructions of the participant or authorize the participant to take such action, and the participants would authorize beneficial owners owning through these participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payments of Principal and Interest

        Unless otherwise provided in the applicable prospectus supplement, we will make principal and interest payments on the securities represented by a global note registered in the name of DTC or its nominee to the fiscal agent. The fiscal agent will make payments to DTC or its nominee, as the case may be, as the registered holder of the global note. We expect that DTC or its nominee, upon receipt of any payment of principal or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC to its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in "street name", and will be the responsibility of these participants. Distributions with respect to securities held through Euroclear or Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. Neither we nor the fiscal agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

  Definitive Notes

        Unless otherwise provided in the applicable prospectus supplement, if DTC is at any time unwilling or unable to continue as depositary or is ineligible to act as depositary, and a successor depositary is not appointed by the Hellenic Republic within 90 days after it is notified by DTC or becomes aware of this condition, or if an event of default with respect to the securities shall have occurred and be continuing as described under "Default; Acceleration of Maturity", the Hellenic Republic will issue or cause to be issued securities in definitive form in exchange for the global note representing the securities. In addition, the Hellenic Republic may at any time and in its sole discretion determine not to have the securities represented by one or more global notes and, in that case, will issue securities in definitive form in exchange for all of the global notes representing the securities. In that case, the securities will be issued only in fully registered form without coupons in denominations of U.S.$1,000 and integral multiples thereof. Any security that is exchangeable as described above is exchangeable for definitive notes registered in such names as DTC will direct. Definitive notes may be presented for registration of transfer or exchange at the office of the paying agent in the City of New York or such other place specified in a prospectus supplement. Principal of and interest on such security will be payable at such office of the paying agent, provided that the interest thereon may be paid by check mailed to the registered holders of the securities.

Negative Pledge

        As long as a security of any series remains outstanding, the Hellenic Republic will not create or permit to subsist any security interest upon any of its present or future revenues, properties or assets to secure any public external indebtedness of any person present or future, unless the securities of such series shall also be secured by such security interest equally and ratably with such public external indebtedness. "Security interest" means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of the Hellenic Republic or any other type of preferential arrangement having similar effect over any revenues, properties or assets of the Hellenic Republic. "Public external indebtedness" means existing or future indebtedness for borrowed money of the Hellenic Republic that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market and is:

  •
  expressed or payable or optionally payable in a currency other than the lawful currency of the Hellenic Republic (including any guarantees given by the Hellenic Republic for any existing or future indebtedness for borrowed money of any other person which indebtedness is expressed or payable or optionally payable in a currency other than the lawful currency of the Hellenic Republic); or

  •
  borrowed from or initially placed with a foreign institution or person under a contract governed by the laws of a jurisdiction other than the Hellenic Republic (including any guarantees given by the Hellenic Republic for any existing or future indebtedness for borrowed money of any other person which is borrowed from or initially placed with a foreign institution or person under a contract governed by the laws of a jurisdiction other than the Hellenic Republic).

Default; Acceleration of Maturity

        Unless otherwise specified in a prospectus supplement or supplements, each of the following is an event of default:

  •
  the Hellenic Republic for a period of 30 days fails to make a payment of interest when due on any of the securities of any series;

  •
  the Hellenic Republic for a period of seven days fails to make the payment of principal when due at maturity on the securities of any series;

  •
  the Hellenic Republic fails to observe or perform any other covenant, condition or provision set out in the securities of any series for 30 days after receipt of written notice thereof at the office of the fiscal agent from any holder of securities of such series;

  •
  any other public external indebtedness of the Hellenic Republic in an amount equal to or exceeding U.S. $25 million (or its equivalent) is accelerated due to an event of default unless the acceleration is rescinded or annulled;

  •
  any payment when due on any other public external indebtedness of the Hellenic Republic in an amount equal to or exceeding U.S. $25 million (or its equivalent) is not made beyond the applicable grace period;

  •
  the Hellenic Republic declares a general moratorium in respect of public external indebtedness or announces its inability to pay its public external indebtedness as it matures; or

  •
  any government order, decree or enactment is made whereby the Hellenic Republic is prevented from observing and performing in full its obligations contained in the securities of any series.

        If any of the above events of default occurs and is continuing, the holders at the time of at least 25% of the aggregate principal amount of the outstanding securities of such series may (i) give notice in writing to the Hellenic Republic and to the fiscal agent that such securities are immediately due and payable at their principal amount together with accrued interest (if any) or (ii) decide at a meeting that such securities are immediately due and payable, whereupon such securities shall become immediately due and payable at their principal amount together with accrued interest (if any) and/or (iii) decide at a meeting that, if the case may be, litigation be instituted.

        The holders of at least 66 2/3% of the aggregate principal amount of the outstanding securities of such series may rescind (i) such notice of acceleration, (ii) such decision to accelerate or (iii) such decision to institute litigation if the event or events of default giving rise to the declaration or to the decisions have been cured or waived. Such rescission shall be made by giving notice in writing to the Hellenic Republic and to the fiscal agent whereupon such declaration or decision shall be rescinded and have no further effect. No such rescission shall affect any other or any subsequent event of default or any right of any security holder in relation thereto. Such rescission will be conclusive and binding on all holders of the securities of such series.

Meetings and Quorum

        A meeting of holders of securities of any series may be called at any time:

  •
  to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the securities of that series; or

  •
  to modify, amend or supplement the terms of the securities of that series or the fiscal agency agreement.

        The Hellenic Republic may at any time call a meeting of holders of securities of any series for any purpose described above. If an event of default occurs and the Hellenic Republic or the holders of at least 10% in aggregate principal amount of the outstanding securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting by giving notice thereof pursuant to written instructions regarding the regulations for such meeting received from the Hellenic Republic as described below.

        The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the securities to the holders of the outstanding securities of a series between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

        Only holders of a series of debt security and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing not less than 66 2/3% of the aggregate principal amount of the securities of such series at the time outstanding will normally constitute a quorum. However, at the reconvening of a meeting adjourned for lack of a quorum, holders or proxies representing not less than 25% of the aggregate principal amount of the securities of such series at the time outstanding will constitute a quorum for the taking of any action set forth in the notice of the original meeting. For purposes of a meeting of holders that proposes to discuss reserved matters, which are described below, holders or proxies representing not less than 75% of the aggregate principal amount of the securities of such series at the time outstanding will constitute a quorum. However, at the reconvening of a meeting discussing a reserved matter adjourned for lack of a quorum, holders or proxies representing not less than 50% of the aggregate principal amount of the securities of such series at the time outstanding will constitute a quorum for the taking of any action set forth in the notice of the original meeting.

        The Hellenic Republic will set the procedures governing the conduct of any meeting and may make reasonable and customary regulations as it deems advisable for such meeting including with respect to:

  •
  the proof of the holding of the securities;

  •
  the appointment of proxies in respect of the securities;

  •
  the record date for determining the registered owners of the securities entitled to vote at such meeting;

  •
  the adjournment and chairmanship of such meeting;

  •
  the appointment and duties of inspectors of votes;

  •
  the submission and examination of proxies, certificates and other evidence of the right to vote; and

  •
  such other matters concerning the conduct of the meeting as it shall deem appropriate.

Amendments and Waivers

        Each series of securities will contain collective action clauses with provisions regarding future modifications to their terms and the terms of the fiscal agency agreement to the extent that it affects that series. These clauses are described below.

        The Hellenic Republic and the fiscal agent may generally modify or amend the terms and conditions of the securities of any series or the fiscal agency agreement if such changes are agreed to at any meeting of holders or by written consent, by holders of not less than 66 2/3% of the aggregate principal amount of the securities of such series at the time outstanding. If a meeting is adjourned for lack of a quorum, then holders of not less than 25% of the aggregate principal amount of the securities of such series at the time outstanding and voting at the rescheduled meeting shall constitute such quorum.

        However, the holders of not less than 75% of the aggregate principal amount of the securities of any series at the time outstanding, voting at a meeting or by written consent, or of not less than 50% of the aggregate principal amount of the securities of such series at the time outstanding, voting at any meeting reconvened after adjournment for lack of a quorum, must consent to any amendment, modification, change or waiver with respect to the securities of such series that would:

  •
  change the due date for the payment of the principal, premium (if any) or any installment of interest on the securities of such series;

  •
  reduce or cancel the principal amount or redemption price or premium (if any) of the securities of such series;

  •
  reduce the portion of the principal amount which is payable upon acceleration of the maturity of the securities of such series;

  •
  reduce the interest rate on the securities of such series or any premium payable upon redemption of the securities of such series;

  •
  change the currency in which interest, premium (if any) or principal will be paid or the places at which interest, premium (if any) or principal of securities of such series is payable;

  •
  shorten the period during which the Hellenic Republic is not permitted to redeem securities of such series, or permit the Hellenic Republic to redeem securities of such series if, prior to such action, the Hellenic Republic is not permitted to do so;

  •
  reduce the proportion of the principal amount of the securities of such series whose vote or consent is necessary to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the securities of such series;

  •
  reduce the proportion of the principal amount of the securities of such series whose vote or consent is necessary to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided to be made in the fiscal agency agreement or the terms and conditions of the securities of such series;

  •
  change the obligation of the Hellenic Republic to pay additional amounts with respect to the securities of such series;

  •
  change the definition of "reserved matters" or of "outstanding" contained in the fiscal agency agreement;

  •
  change the governing law provision of the securities of such series;

  •
  change the courts to the jurisdiction of which the Hellenic Republic has submitted, its obligation under the fiscal agency agreement or the terms and conditions of the securities of such series to appoint and maintain an agent for service of process or the waiver of immunity in respect of actions or proceedings brought by any holder based upon the securities of such series; or

  •
  appoint a committee to represent holders of securities of such series after an event of default occurs with respect to the securities of such series.

        We refer to the matters described above as "reserved matters." A change to a reserved matter, including the payment terms of the securities of any series, can be made without your consent, as long as a supermajority or majority of the holders of such series (that is, the holders of not less than 75%, voting at a meeting or by written consent, or of not less than 50%, voting at an adjourned meeting, of the aggregate principal amount of the securities of such series at the time outstanding) agrees to the change.

        Any resolution passed at any meeting of the holders of securities of any series duly convened and held or any consent in writing signed by and on behalf of the holders, in each case in accordance with the provisions described above, shall be binding on all the holders of securities of such series, whether or not they are present at such meeting and whether or not they may sign such written consent. A written consent may be contained in one document or several documents in the same form, each signed by or on behalf of one or more holders of securities of such series.

        The Hellenic Republic and the fiscal agent may, without the vote or consent of any holder of the securities of any series, amend the fiscal agency agreement or the securities of any series for the purpose of:

  •
  adding to the Hellenic Republic's covenants for the benefit of the holders of the securities of such series;

  •
  waiving any right or power conferred upon the Hellenic Republic;

  •
  providing security or collateral for the securities of such series;

  •
  curing any ambiguity or curing, correcting or supplementing any defective provision in the securities of such series or the fiscal agency agreement;

  •
  amending the fiscal agency agreement or any of the securities of such series in any manner which the Hellenic Republic and the fiscal agent may determine and which is not inconsistent with the securities of such series and does not in the opinion of the Hellenic Republic materially adversely affect the interest of any holder of the securities of such series;

  •
  correcting in the opinion of the Hellenic Republic a manifest error of a formal, minor or technical nature; or

  •
  complying with mandatory provisions of law or any other modification provided that such modification is not in the opinion of the Hellenic Republic materially prejudicial to the interests of the holders of securities of such series.

        Any such modification, waiver or change shall be binding on the holders of securities of such series and any such modification, waiver or change, unless the fiscal agent otherwise requires, shall be notified by the fiscal agent to the holders of the securities of such series as soon as practicable thereafter.

        In executing any amendment permitted by the fiscal agency agreement, the fiscal agent will be entitled to receive, and will be fully protected in relying upon, an opinion of the Hellenic Republic, at the Hellenic Republic's expense, stating that the execution of such amendment is authorized or permitted by the fiscal agency agreement, that such amendment does not adversely affect in any material respect the interests of the holders of the securities, and that such amendment constitutes the legal, valid and binding obligation of the Hellenic Republic enforceable in accordance with its terms and subject to customary exceptions. The fiscal agent may, but shall not be obligated to, enter into any such amendment which affects the fiscal agent's own rights, duties or immunities under the fiscal agency agreement or otherwise.

        For the purposes of ascertaining the right to attend and vote at any meeting of holders of securities of any series and for purposes of determining whether the required percentage of holders of securities of such series

  •
  is present at a meeting for quorum purposes,

  •
  has consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement to the securities of such series or the fiscal agency agreement, or

  •
  has delivered a notice of acceleration of the securities of such series,

        any securities of such series that the Hellenic Republic owns or controls directly or indirectly will be disregarded and deemed not to be outstanding. For this purpose, securities owned, directly or indirectly, by the Bank of Greece or any of the Hellenic Republic's local authorities and other local authorities' entities will not be regarded as, or deemed to be, owned or controlled, directly or indirectly by the Hellenic Republic. As used in this paragraph "control" means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Redemption

        Unless otherwise specified in a prospectus supplement or supplements, if the Hellenic Republic ceases to be a member in good standing of the International Monetary Fund or ceases to be fully eligible to utilize the resources of the International Monetary Fund, then, upon the holder of any security of any series giving to the Hellenic Republic written notice (requesting redemption of such security within not more than 60 nor less than 30 days of delivery of such notice) at the specified office of the fiscal agent for the securities of such series and, for such notice to be valid, also to the General Accounting Office, Public Debt Division, Ministry of Finance, the Hellenic Republic will, upon the expiry of such notice, redeem such security at 100% of the principal amount thereof, together, if appropriate, with accrued interest. Any notice shall be irrevocable.

        If the securities of any series provide for mandatory redemption by the Hellenic Republic, or redemption at the election of the Hellenic Republic, such redemption shall be on not more than 60 or less than 30 days' notice. If we are not redeeming all of the securities in a series, the securities to be redeemed will be selected by lot by the fiscal agent in accordance with DTC procedures. Unless all the securities of a series to be redeemed are registered securities or bearer securities registered as to principal, we will publish a notice of redemption at least twice prior to the redemption date in a newspaper printed in the English language and of general circulation in Europe and in such other places, if any, as are set forth in such securities. Additionally, we will mail notice of such redemption to holders of registered securities of such series, and to those holders of bearer securities of such series who have registered the principal of their securities. We will mail the notice to the holders' last addresses as they appear on the register for the securities of such series. Under United States income tax regulations, special rules apply to securities that can be redeemed prior to maturity if the yield on the redeemed securities would be lower than the yield on the securities if outstanding to stated maturity. For a more detailed discussion, see the section entitled "Taxation—United States Taxation—United States Holders—Original Issue Discount—Securities Subject to Contingencies Including Optional Redemption," below.

Further Issues of Securities

        Without the consent of the holders of securities of such series, the Hellenic Republic may create and issue additional securities with the same terms and conditions as an outstanding series of securities (or the same except for the payment of interest scheduled on them and paid prior to the time of their issue). The Hellenic Republic may consolidate the additional debt securities to form a single series with an outstanding series of securities.

Additional Amounts

        Unless otherwise specified in a prospectus supplement or prospectus supplements, the Hellenic Republic will make any payments of the principal of, premium, if any, and interest on the securities of any series without deducting or withholding any present or future taxes of the Hellenic Republic, unless the deduction or withholding is required by law. If any deduction or withholding of such amounts is required by law, the Hellenic Republic will pay to each registered holder of securities of any series who is not a resident of the Hellenic Republic the additional amounts required to ensure that such holder receives the same amount as he or she would have received without this withholding or deduction.

Notwithstanding the foregoing, no additional amounts shall be payable in respect of any security of any series presented for payment:

  •
  by or on behalf of a holder who is subject to such tax in respect of such security by reason of his being connected with the Hellenic Republic (or any political subdivision thereof) otherwise than merely by holding such security or receiving principal or interest in respect thereof; or

  •
  by or on behalf of a holder who would not be liable for or subject to such withholding or deduction by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority if, after having been requested to make such a declaration or claim, such holder fails to do so; or

  •
  more than 30 days after the Relevant Date except to the extent that the holder of any security of such series would have been entitled to such additional payment on presenting the security of such series for payment on the last day of such 30 day period; or

  •
  where such withholding or deduction is imposed on a payment to or for an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income.

        The "Relevant Date" in relation to any security of any series means:

  (i)
  the due date for payment thereof; or

  (ii)
  (if the full amount of the monies payable on such date has not been received by the fiscal agent on or prior to such due date) the date on which the full amount of such monies has been so received and notice to that effect is duly given to the holders of securities of such series.

        Any reference in this prospectus and any prospectus supplement to principal or interest in respect of the securities shall be deemed to include, as applicable, any additional amounts which may be payable by reason of a deduction or withholding of any amount from payments of principal or interest.

Governing Law; Consent to Service

        The fiscal agency agreement and the securities will be governed by, and interpreted in accordance with, the laws of the State of New York, without regard to principles of conflicts of law (other than Section 5-140 of the General Obligation Law of the State of New York) except with respect to authorization and execution by the Hellenic Republic of the fiscal agency agreement and the securities, and any other matters required to be governed by the laws of the Hellenic Republic.

        The Hellenic Republic will irrevocably submit to the jurisdiction of any state or Federal court in New York City with respect to any action arising out of or based on the securities of any series which may be instituted by any holder of a security of such series. In addition, the Hellenic Republic will appoint the Consul General of the Hellenic Republic in New York as its authorized agent upon which process may be served in any such action by any holder of a security of such series. The Hellenic Republic will irrevocably waive, to the fullest extent permitted by the laws of the Hellenic Republic and by international conventions, any immunity from jurisdiction and, except as provided below, from execution or attachment or process in the nature thereof to which it might otherwise be entitled in any such action. Notwithstanding the foregoing, under the laws of the Hellenic Republic, the funds, assets, rights and general property of the Hellenic Republic located in the Hellenic Republic are immune from execution and attachment and any process in the nature thereof to the extent permitted by the laws of the Hellenic Republic and international conventions, and the foregoing waiver shall not constitute a waiver of such immunity or of any immunity from execution or attachment or any process in the nature thereof with respect to the premises of the Hellenic Republic's diplomatic missions in any jurisdiction which affords immunity thereto or with respect to assets of the Hellenic Republic outside of the Hellenic Republic necessary for the proper functioning of the Hellenic Republic as a sovereign power.

Such waiver and the appointment of the Consul General of the Hellenic Republic in New York as agent for service do not apply to any action brought against the Hellenic Republic under the United States Federal securities laws. While the United States Foreign Sovereign Immunities Act of 1976 (the "Immunities Act") may provide a means by which service can be made in any such action, in the absence of a waiver of immunity by the Hellenic Republic, it would not be possible to obtain a United States judgment in any such action against the Hellenic Republic unless a court were to determine that the Hellenic Republic is not entitled under the Immunities Act to sovereign immunity with respect to such action. The Hellenic Republic is also subject to suit in competent courts in the Hellenic Republic. A final judgment against the Hellenic Republic rendered by any competent Federal or State court sitting in the State of New York will be recognized in Greece without being reviewed as to the merits provided such judgment does not contradict Greek principles of good morals or public order and does not contradict a prior judgment of a Greek court with respect to the same dispute. A judicial duty equivalent to 0.7% of the amount claimed is payable to the Hellenic Republic upon the commencement of proceedings before a Greek court to obtain judgment upon any sum due from the Hellenic Republic.

GLOBAL CLEARANCE AND SETTLEMENT

        The information set forth below with respect to DTC, Euroclear and Clearstream, which are collectively referred to as the clearing systems, is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information concerning the clearing systems has been obtained from sources that we believe to be reliable, but neither we nor any underwriter named in the applicable prospectus supplement take any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the clearing systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant clearing system. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in the securities held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests of any security holder.

The Clearing Systems

        DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provision of Section 17A of the U.S. Securities Exchange Act of 1934, as amended. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the post-trade settlement among DTC participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between DTC participants' accounts. This eliminates the need for physical movement of certificates. DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depositary Trust & Clearing Corporation ("DTCC"). DTCC is, in turn, owned by the users of its regulated subsidiaries. Access to the DTC book-entry system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission.

        Euroclear and Clearstream each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

        Euroclear and Clearstream customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream is available to other institutions which clear through or maintain a custodial relationship with an account holder of either system.

Global Clearance and Settlement Procedures

        The following arrangements will apply to securities represented by one or more global notes registered in the name of DTC or its nominee:

        Initial settlement for the securities will be made in U.S. dollars in immediately available funds (i.e., for value on the date of delivery of the securities).

        Investors electing to hold their securities through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings on the settlement date against payment in same-day funds within DTC effected in U.S. dollars.

        Investors electing to hold their securities through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional Eurobonds.

        All securities will be recorded in a register maintained by the fiscal agent. The fiscal agent will be responsible for (1) maintaining a record of the aggregate holdings of all outstanding securities evidenced by the global notes; (2) ensuring that payments of principal and interest in respect of the securities received by the fiscal agent from the Hellenic Republic are duly credited to the holders of the securities; and (3) transmitting to the Hellenic Republic any notices from the holders of the securities.

        Secondary market sales of book-entry interests in the securities between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC's Settlement System. Secondary market sales of book-entry interests in the securities held through Euroclear or Clearstream to purchasers of book-entry interests in the securities through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional Eurobonds.

 DEBT RECORD

        Since 1946, the Hellenic Republic has never defaulted on the payment of principal of, or premium or interest on, any external security issued by it.

TAXATION

Greek Taxation

        The comments below are of a general nature and are based on the provisions of tax laws currently in force in Greece. Security holders who are in doubt as to their personal tax position should consult their professional advisers.

        All payments due from the Hellenic Republic in respect of principal or interest in respect of the securities may be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Hellenic Republic or by or on behalf of any political subdivision thereof or any authority therein having power to tax (a "Tax") provided that the holder of the relevant security is not subject to such tax by reason of his being connected with the Hellenic Republic otherwise than merely by acquiring or holding the security or enforcing and receiving payments in respect of the security. In the event deduction or withholding of such Tax is compelled by law, the Hellenic Republic will pay such additional amounts as will result (after such deduction or withholding) in the receipt by such holders of the security of the amounts which would otherwise have been receivable (in the absence of such deduction or withholding), except that no such additional amount shall be payable in respect of any security presented for payment where such withholding or deduction is imposed on a payment to an individual, as defined in and required to be made pursuant to the European Directive on the Taxation of Savings Income and L. 3312/2005 implementing such Directive in Greece.

        If the securities are held by residents of Greece, interest in respect of the securities will be subject to a tax on account of applicable income tax, which will be withheld by the Bank of Greece.

        The Hellenic Republic will not be obliged to pay additional amounts as may be necessary in order that the net amounts received by a Greek resident after such deduction equal the respective amount of interest which would have been receivable in respect of the securities in the absence of such deduction.

        No stamp, registration, or similar taxes are currently payable in the Hellenic Republic in respect of execution or delivery of any of the documents in connection with the execution, issue registration or transfer of any of the securities.

United States Taxation

        This section describes the material United States federal income tax consequences of owning the securities we are offering. It is the opinion of Sullivan & Cromwell LLP, United States counsel to the underwriters. It applies to you only if you acquire securities in the offering and you hold your securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  •
  a dealer in securities or currencies,

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  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

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  a bank,

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  a life insurance company,

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  a tax-exempt organization,

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  a person that owns securities that are a hedge or that are hedged against interest rate or currency risks,

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  a person that owns securities as part of a straddle or conversion transaction for tax purposes, or

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  a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

        This section deals only with securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

        If a partnership holds the securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the securities.

        Please consult your own tax advisor concerning the consequences of owning these securities in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

  United States Holders

        This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a security and you are:

  •
  a citizen or resident of the United States,

  •
  a domestic corporation,

  •
  an estate whose income is subject to United States federal income tax regardless of its source, or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        If you are not a United States holder, this subsection does not apply to you and you should refer to "—United States Alien Holders" below.

  Payments of Interest

        Except as described below in the case of interest on a discount security that is not qualified stated interest, each as defined below under "—Original Issue Discount—General", you will be taxed on any interest on your security, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

        Interest and any additional amounts, if the Hellenic Republic is required to pay such additional amounts, paid on, and original issue discount (as described under "—Original Issue Discount" below) accrued with respect to, the securities that are issued by the Hellenic Republic constitute income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest and original issue discount will, depending on your circumstances, be either "passive" or "general" income for purposes of calculating the foreign tax credit.

        Cash Basis Taxpayers.    If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

        Accrual Basis Taxpayers.    If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

        If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

        When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

  Original Issue Discount

        General.    If you own a security, other than a short-term security with a term of one year or less, it will be treated as a discount security issued at an original issue discount if the amount by which the security's stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a security's issue price will be the first price at which a substantial amount of securities included in the issue of which the security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A security's stated redemption price at maturity is the total of all payments provided by the security that are not payments of qualified stated interest. Generally, an interest payment on a security is qualified stated interest if it is one of a series of stated interest payments on a security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the security. There are special rules for variable rate securities that are discussed under "—Variable Rate Securities".

        In general, your security is not a discount security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 1/4 of one percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the security, unless you make the election described below under "—Election to Treat All Interest as Original Issue Discount". You can determine the includible amount with respect to each such payment by multiplying the total amount of your security's de minimis original issue discount by a fraction equal to:

  •
  the amount of the principal payment made

        divided by:

  •
  the stated principal amount of the security.

        Generally, if your discount security matures more than one year from its date of issue, you must include original issue discount, or OID, in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount security for each day during the taxable year or portion of the taxable year that you hold your discount security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount security and you may vary the length of each accrual period over the term of your discount security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount security must occur on either the first or final day of an accrual period.

        You can determine the amount of OID allocable to an accrual period by:

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  multiplying your discount security's adjusted issue price at the beginning of the accrual period by your security's yield to maturity, and then

  •
  subtracting from this figure the sum of the payments of qualified stated interest on your security allocable to the accrual period.

        You must determine the discount security's yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount security's adjusted issue price at the beginning of any accrual period by:

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  adding your discount security's issue price and any accrued OID for each prior accrual period, and then

  •
  subtracting any payments previously made on your discount security that were not qualified stated interest payments.

        If an interval between payments of qualified stated interest on your discount security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

        The amount of OID allocable to the final accrual period is equal to the difference between:

  •
  the amount payable at the maturity of your security, other than any payment of qualified stated interest, and

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  your security's adjusted issue price as of the beginning of the final accrual period.

        Acquisition Premium.    If you purchase your security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your security after the purchase date but is greater than the amount of your security's adjusted issue price, as determined above under "—General", the excess is acquisition premium. If you do not make the election described below under

"—Election to Treat All Interest as Original Issue Discount", then you must reduce the daily portions of OID by a fraction equal to:

  •
  the excess of your adjusted basis in the security immediately after purchase over the adjusted issue price of the security divided by:

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  the excess of the sum of all amounts payable, other than qualified stated interest, on the security after the purchase date over the security's adjusted issue price.

        Pre-Issuance Accrued Interest.    An election may be made to decrease the issue price of your security by the amount of pre-issuance accrued interest if:

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  a portion of the initial purchase price of your security is attributable to pre-issuance accrued interest,

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  the first stated interest payment on your security is to be made within one year of your security's issue date, and

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  the payment will equal or exceed the amount of pre-issuance accrued interest.

        If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your security.

        Securities Subject to Contingencies Including Optional Redemption.    Your security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your security by assuming that the payments will be made according to the payment schedule most likely to occur if:

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  the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and

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  one of such schedules is significantly more likely than not to occur.

        If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

        Notwithstanding the general rules for determining yield and maturity, if your security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the security under an alternative payment schedule or schedules, then:

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  in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your security and

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  in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your security.

        If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your security for the purposes of those calculations by using any date on which your security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your security as the principal amount payable at maturity.

        If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your security by treating your security as having been retired and reissued on the date of the change in circumstances for an amount equal to your security's adjusted issue price on that date.

        Election to Treat All Interest as Original Issue Discount.    You may elect to include in gross income all interest that accrues on your security using the constant-yield method described above under "—General", with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under "—Securities Purchased at a Premium," or acquisition premium.

        If you make this election for your security, then, when you apply the constant-yield method:

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  the issue price of your security will equal your cost,

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  the issue date of your security will be the date you acquired it, and

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  no payments on your security will be treated as payments of qualified stated interest.

        Generally, this election will apply only to the security for which you make it; however, if the security has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount security, you will be treated as having made the election discussed below under "—Market Discount" to include market discount in income currently over the life of all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke any election to apply the constant-yield method to all interest on a security or the deemed elections with respect to amortizable bond premium or market discount securities without the consent of the Internal Revenue Service.

        Variable Rate Securities.    Your security will be a variable rate security if:

  •
  your security's issue price does not exceed the total noncontingent principal payments by more than the lesser of:

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  .015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

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  15 percent of the total noncontingent principal payments; and

  •
  your security provides for stated interest, compounded or paid at least annually, only at:

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  one or more qualified floating rates,

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  a single fixed rate and one or more qualified floating rates,

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  a single objective rate, or

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  a single fixed rate and a single objective rate that is a qualified inverse floating rate.

        Your security will have a variable rate that is a qualified floating rate if:

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  variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your security is denominated; or

  •
  the rate is equal to such a rate multiplied by either:

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  a fixed multiple that is greater than 0.65 but not more than 1.35, or

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  a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and

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  the value of the rate on any date during the term of your security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

        If your security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the security, the qualified floating rates together constitute a single qualified floating rate.

        Your security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the security or are not reasonably expected to significantly affect the yield on the security.

        Your security will have a variable rate that is a single objective rate if:

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  the rate is not a qualified floating rate,

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  the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and

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  the value of the rate on any date during the term of your security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

        Your security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your security's term will be either significantly less than or significantly greater than the average value of the rate during the final half of your security's term.

        An objective rate as described above is a qualified inverse floating rate if:

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  the rate is equal to a fixed rate minus a qualified floating rate and

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  the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

        Your security will also have a single qualified floating rate or an objective rate if interest on your security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

  •
  the fixed rate and the qualified floating rate or objective rate have values on the issue date of the security that do not differ by more than 0.25 percentage points, or

  •
  the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

        In general, if your variable rate security provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your security.

        If your variable rate security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your security by:

  •
  determining a fixed rate substitute for each variable rate provided under your variable rate security,

  •
  constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

  •
  determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

  •
  adjusting for actual variable rates during the applicable accrual period.

        When you determine the fixed rate substitute for each variable rate provided under the variable rate security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your security.

        If your variable rate security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate security will be treated, for purposes of the first three steps of the determination, as if your security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

        Short-Term Securities.    In general, if you are an individual or other cash basis United States holder of a short-term security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term security will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term securities, you will be required to defer deductions for interest on borrowings allocable to your short-term securities in an amount not exceeding the deferred income until the deferred income is realized.

        When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term security, including stated interest, in your short-term security's stated redemption price at maturity.

        Foreign Currency Discount Securities.    If your discount security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under "—United States Holders—Payments of Interest". You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your security.

  Market Discount

        You will be treated as if you purchased your security, other than a short-term security, at a market discount, and your security will be a market discount security if:

  •
  you purchase your security for less than its issue price as determined above under "Original Issue Discount—General," and

  •
  the difference between the security's stated redemption price at maturity or, in the case of a discount security, the security's revised issue price, and the price you paid for your security is equal to or greater than 1/4 of one percent of your security's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the security's maturity. To determine the revised issue price of your security for these purposes, you generally add any OID that has accrued on your security to its issue price.

        If your security's stated redemption price at maturity or, in the case of a discount security, its revised issue price, exceeds the price you paid for the security by less than 1/4 of one percent multiplied by the number of complete years to the security's maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

        You must treat any gain you recognize on the maturity or disposition of your market discount security as ordinary income to the extent of the accrued market discount on your security. Alternatively, you may elect to include market discount in income currently over the life of your security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount security and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your security in an amount not exceeding the accrued market discount on your security until the maturity or disposition of your security.

        You will accrue market discount on your market discount security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the security with respect to which it is made and you may not revoke it.

  Securities Purchased at a Premium

        If you purchase your security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your security by the amount of amortizable bond premium allocable to that year, based on your security's yield to maturity. If your security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also "Original Issue Discount—Election to Treat All Interest as Original Issue Discount".

  Purchase, Sale and Retirement of the Securities

        Your tax basis in your security will generally be the U.S. dollar cost, as defined below, of your security, adjusted by:

  •
  adding any OID or market discount previously included in income with respect to your security, and then

  •
  subtracting any payments on your security that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on your security.

        If you purchase your security with foreign currency, the U.S. dollar cost of your security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

        You will generally recognize gain or loss on the sale or retirement of your security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your security. If your security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the security is disposed of or retired, except that in the case of a security that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

        You will recognize capital gain or loss when you sell or retire your security, except to the extent:

  •
  described above under "—Original Issue Discount—Short-Term Securities" or "—Market Discount",

  •
  such gain or loss is attributable to accrued but unpaid interest,

  •
  the rules governing contingent payment obligations apply, or

  •
  such gain or loss is attributable to changes in exchange rates as described below.

        Capital gain of a noncorporate United States holder is generally taxed at a preferential rates where the holder has a holding period greater than one year.

        You must treat any portion of the gain or loss that you recognize on the sale or retirement of a security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

  Exchange of Amounts in Other Than U.S. Dollars

        If you receive foreign currency as interest on your security or on the sale or retirement of your security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

  Medicare Tax

        For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder's "net investment income" for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

  Indexed Securities and Renewable, Extendible and Amortizing Securities

        The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to securities the payments on which are determined by reference to any index and other securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate securities and with respect to any renewable and extendible securities and with respect to any securities providing for the periodic payment of principal over the life of the security.

  United States Alien Holders

        This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are the beneficial owner of a security and are, for United States federal income tax purposes:

  •
  a nonresident alien individual,

  •
  a foreign corporation, or

  •
  an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a security.

        If you are a United States holder, this subsection does not apply to you.

        Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a security, interest on a security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

  •
  an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•
you both

•
have an office or other fixed place of business in the United States to which the interest is attributable, and

•
derive the interest in the active conduct of a banking, financing or similar business within the United States.

  Purchase, Sale, Retirement and Other Disposition of the Securities

        If you are a United States alien holder of a security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of security unless:

  •
  the gain is effectively connected with your conduct of a trade of business in the United States, or

  •
  you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

        For purposes of the United States federal estate tax, the securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States.

  Treasury Regulations Requiring Disclosure of Reportable Transactions

        United States taxpayers are required to report certain transactions that give rise to a loss in excess of certain thresholds. Under Treasury regulations, if the securities are denominated in a foreign currency, a United States holder (or a United States alien holder that holds the securities in connection with a U.S. trade or business) that recognizes a loss with respect to the securities that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of securities.

  Information with Respect to Foreign Financial Assets

        Under recently enacted legislation, individuals that own "specified foreign financial assets" with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010, will generally be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the securities.

  Backup Withholding and Information Reporting

        If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

  •
  payments of principal and interest on a security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

  •
  the payment of the proceeds from the sale of a security effected at a United States office of a broker.

        Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

  •
  fails to provide an accurate taxpayer identification number,

  •
  is notified by the Internal Revenue Services that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        Pursuant to recently enacted legislation, certain payments in respect of shares or ADSs made to corporate U.S. holders after December 31, 2011, may be subject to information reporting and backup withholding.

        If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

  •
  payments of principal and interest made to you outside the United States by the Company or another non-United States payor and

  •
  other payments of principal and interest and the payment of the proceeds from the sale of a security affected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and

  •
  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

  •
  an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

  •
  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

  •
  you otherwise establish an exemption.

        Payment of the proceeds from the sale of securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

        In addition, a sale of a security effected at a foreign office of a broker will be subject to information reporting if the broker is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

    •
    such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

  Limitations on Issuance of Bearer Form Securities

        Limitations on sales to United States persons of securities in bearer form, if any, will be described in the relevant Prospectus Supplement.

PLAN OF DISTRIBUTION

        With respect to each offering of securities, the following summary of the plan of distribution will be supplemented (and, to the extent, if any, it is inconsistent therewith, replaced) by any description of such offering, including the particular terms and conditions thereof, set forth in the prospectus supplement or supplements relating to such securities.

        The Hellenic Republic may sell the securities in any of three ways:

  •
  through underwriters or dealers;

  •
  directly to one or more purchasers; or

  •
  through agents.

        Each prospectus supplement with respect to securities will set forth the terms of the offering of such securities, including the following:

  •
  the names of any underwriters or agents;

  •
  the purchase price of the securities;

  •
  the net proceeds to the Hellenic Republic from the sale of the securities;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  any agents' commissions and other items constituting agents' compensation;

  •
  any initial public offering price of the securities;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchanges on which those securities may be listed.

        If underwriters are used in the sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwritten securities may be offered to the public by one or more underwriters (including underwriting syndicates represented by management underwriters), consisting of investment banking firms or others, as designated. Unless otherwise set forth in a prospectus supplement or prospectus supplements, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. In connection with the sale of securities, underwriters may receive compensation from the Hellenic Republic or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discount or commissions received by them from the Hellenic Republic and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Hellenic Republic will be described, in the related prospectus supplement or supplements. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        Securities may be sold directly by the Hellenic Republic or through agents designated by the Hellenic Republic from time to time. Any agent involved in the offer for sale of securities will be named, and any commissions payable by the Hellenic Republic to such agent will be set forth, in the related prospectus supplement or supplements. Unless otherwise indicated by such prospectus supplement or supplements, any such agent will be acting on a best efforts basis for the period of its appointment.

        Limitations on offers and sales of securities in bearer form within the United States or its possessions or to United States persons will be described in the prospectus supplement relating thereto.

        Under agreements entered into with the Hellenic Republic, agents and underwriters may be entitled to indemnification by the Hellenic Republic against certain civil liabilities, including liabilities under the Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of these liabilities. Agents and underwriters may engage in transactions with or perform services for the Hellenic Republic in the ordinary course of business.

        Each series of securities will be a new issue of securities with no established trading market. Agents and underwriters may make a market in a series of Securities but are not obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any series of securities.

VALIDITY OF SECURITIES

        The validity of each series of securities issued by the Hellenic Republic will be passed upon on behalf of the Hellenic Republic by Styliani Charitaki, Legal Adviser to the Ministry of Finance, and on behalf of the underwriters by Sullivan & Cromwell LLP and E. Stratigis & Partners Law Office. As to all matters of Greek law, Sullivan & Cromwell LLP may rely upon the opinion of E. Stratigis & Partners Law Office and the Legal Adviser of the Hellenic Republic. As to all matters of New York law, the Legal Adviser of the Hellenic Republic and E. Stratigis & Partners Law Office may rely on the opinion of Sullivan & Cromwell LLP.

AUTHORIZED AGENT IN THE UNITED STATES

        The name and address of the authorized agent of the Hellenic Republic in the United States for purposes of the United States Securities Act of 1933 is the Consul General of the Hellenic Republic, Consulate General of Greece, 69 East 79th Street, New York, New York 10021.

OFFICIAL STATEMENTS AND DOCUMENTS

        The information set forth herein relating to the Hellenic Republic has been reviewed by Mr. Georgios Zanias in his official capacity as Chairman of the Council of Economic Advisers to the Minister of Finance, and is included herein on his authority. Information included in this prospectus which is identified as being derived from a publication of, or supplied by, the Hellenic Republic or one of its agencies or instrumentalities or the European Union or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of the Hellenic Republic or the European Union.

TABLES AND SUPPLEMENTARY INFORMATION

Bond Issues

        The following table shows the tradable euro-denominated debt of the Hellenic Republic outstanding as of December 31, 2010, which consists of the following bonds (Greek Government Bonds or "GGBs"):

OUTSTANDING TRADABLE EURO-DENOMINATED DEBT (GGBs)(1)(2)

Issue Date	Currency	Amount as of December 31, 2010	Interest Rate		Maturity
20/5/1998	EUR	2,497,559,206	7.50%		2013
11/1/1999	EUR	4,552,132,501	6.50%		2014
22/10/1999	EUR	8,192,536,735	6.50%		2019
30/3/2001	EUR	176,082,000	5.35%		2011
18/5/2001	EUR	6,533,401,000	5.35%		2011
31/5/2001	EUR	417,231,000	5.35%		2011
11/1/2002	EUR	16,037,000	2.00%		2011
11/1/2002	EUR	16,037,000	2.00%		2012
17/1/2002	EUR	8,000,001,000	5.25%		2012
24/4/2002	EUR	8,930,539,000	5.90%		2022
20/6/2002	EUR	413,711,000	5.25%		2012
25/7/2002	EUR	8,361,936,000	2.90%	infl-linked	2025
17/1/2003	EUR	9,079,461,000	4.60%		2013
3/7/2003	EUR	410,329,000	3.90%		2013
30/9/2003	EUR	149,360,000	4.52%		2013
13/1/2004	EUR	8,523,403,000	4.50%		2014
1/7/2004	EUR	423,967,000	4.50%		2014
27/12/2004	EUR	383,740,000	Zero-Coupon		2016
22/2/2005	EUR	9,584,880,000	3.70%		2015
7/3/2005	EUR	9,000,000,000	4.50%		2037
4/4/2005	EUR	4,985,000,000	Floating		2017
10/11/2005	EUR	374,967,000	3.70%		2015
18/1/2006	EUR	7,750,277,000	3.60%		2016
24/5/2006	EUR	6,687,836,000	3.90%		2011
17/1/2007	EUR	11,440,356,000	4.30%		2017
6/2/2007	EUR	7,920,000,000	4.60%		2040
2/3/2007	EUR	7,719,955,000	4.10%		2012
16/4/2007	EUR	8,068,575,000	2.30%	infl-linked	2030
30/5/2007	EUR	10,462,814,000	4.70%		2024
1/2/2008	EUR	8,094,272,000	3.80%		2011
26/3/2008	EUR	5,850,249,000	4.00%		2013
13/5/2008	EUR	7,732,141,000	4.60%		2018
19/12/2008	EUR	1,172,000,000	4.40%		2011
28/1/2009	EUR	12,500,000,000	5.50%		2014
11/2/2009	EUR	5,820,000,000	Floating		2013
17/2/2009	EUR	14,435,000,000	4.30%		2012
11/3/2009	EUR	15,500,000,000	6.00%		2019
21/5/2009	EUR	3,690,285,000	Floating		2014
23/7/2009	EUR	78,300,000	Floating		2014
10/8/2009	EUR	1,500,000,000	Floating		2014
10/11/2009	EUR	7,000,000,000	5.30%		2026

Issue Date	Currency	Amount as of December 31, 2010	Interest Rate	Maturity
04/01/2010	EUR	2,020,000,000	Floating	2015
02/02/2010	EUR	8,000,000,000	6.10%	2015
11/03/2010	EUR	5,000,000,000	6.25%	2020
07/04/2010	EUR	5,000,000,000	5.90%	2017
22/12/2010	EUR	163,109,548	Zero-Coupon	2011
22/12/2010	EUR	379,311,913	Zero-Coupon	2012
22/12/2010	EUR	306,811,640	Zero-Coupon	2013
30/12/2010	EUR	171,428,571	4.0195%	2016
30/12/2010	EUR	714,741,533	5.00%	2011
31/12/2010	EUR	207,142,857	3.985%	2014
31/12/2010	EUR	45,714,285	Floating	2012

(1)
This table includes medium and long-term debt issues until December 31, 2010.

(2)
Debt linked to the inflation rate appears at nominal amount plus inflation accrual.

Source: Ministry of Finance—General Accounting Office.

OUTSTANDING BOND ISSUES ABROAD(1)(2)

Issue Date	Original Amount	Interest Rate	Outstanding Amount as of December 31, 2010	Repayment
1995	JPY 20,000,000,000	5.80%	YEN 20,000,000,000	2015
1996	JPY 30,000,000,000	5.25%	JPY 30,000,000,000	2016
1996	JPY 40,000,000,000	5.00%	JPY 40,000,000,000	2016
1996	JPY 40,000,000,000	4.50%	JPY 40,000,000,000	2016
1997	JPY 30,000,000,000	4.50%	JPY 30,000,000,000	2017
1997	JPY 50,000,000,000	3.80%	JPY 50,000,000,000	2017
1999	EUR 200,000,000	5.00%	EUR 200,000,000	2019
1999	JPY 25,000,000,000	3.00%	JPY 25,000,000,000	2019
1999	EUR 70,000,000	Formula	EUR 70,000,000	2014
1999	EUR 110,000,000	Formula	EUR 110,000,000	2019
2000	EUR 200,000,000	6.14%	EUR 200,000,000	2028
2002	EUR 300,000,000	(3m) Euribor+0.08%	EUR 450,000,000	2012
2003	EUR 400,000,000	4.59%	EUR 400,000,000	2016
2004	EUR 1,000,000,000	5.20%	EUR 1,000,000,000	2034
2004	EUR 1,000,000,000	(6m) Euribor-0.02%	EUR 1,000,000,000	2011
2004	CHF 500,000,000	2.375%	CHF 500,000,000	2011
2004	EUR 1,000,000,000	(6m) EurLibor+0.20%	EUR 1,000,000,000	2034
2005	EUR 400,000,000	Formula	EUR 400,000,000	2025
2005	EUR 250,000,000	Formula	EUR 250,000,000	2024
2005	EUR 250,000,000	Formula	EUR 250,000,000	2020
2005	CHF 650,000,000	2.125%	CHF 650,000,000	2013
2006	EUR 250,000,000	Formula	EUR 250,000,000	2021
2006	EUR 100,000,000	Formula	EUR 100,000,000	2021
2006	EUR 150,000,000	Formula	EUR 150,000,000	2021
2006	EUR 2,100,000,000	(6m) Euribor+0.09%	EUR 2,100,000,000	2018
2006	EUR 130,000,000	Formula	EUR 130,000,000	2026
2007	EUR 280,000,000	Formula	EUR 280,000,000	2019
2007	EUR 1,000,000,000	2.085% infl-linked	EUR 1,720,608,000	2057
2008	EUR 3,550,000,000	(6m) Euribor+0.075%	EUR 5,600,000,000	2016
2008	USD 1,500,000,000	4.625%	USD 1,500,000,000	2013

(1)
Liabilities initially denominated in DM, FRF, NLG, ITL, and ESP have been converted into euro as per January 1, 1999 using the relative central parity. Until December 31, 2000, liabilities denominated in euro are considered as foreign currency liabilities.

(2)
The outstanding amount of the inflation-linked bond (maturity 2057) includes both the re-opening and the inflation accrual.

Source: Ministry of Finance—General Accounting Office.

General Government Foreign Currency Debt

        At the end of 2010, non-euro area currency debt (including military debt) of the General Government of Greece reached EUR 6,400 million compared with EUR 1,260 million for 2009 due to loans received from the IMF denominated in SDRs.

GENERAL GOVERNMENT FOREIGN CURRENCY DEBT

2004	2005	2006	2007	2008	2009	2010
(in million euro)
2,503	2,747	2,056	1,916	1,632	1,260	6,400

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

1.
There is no provision for substitution of security with regard to secured debt of the Hellenic Republic.

2.
Expenses, other than underwriting discounts and commissions, payable by the Hellenic Republic in connection with the issuance and sale of the securities are estimated as follows:

SEC registration fee*	$196,581	*
Printing and filing costs	10,000	**
Fiscal agent fees and expenses	30,000	**
Legal fees and expenses	650,000	**

Total	$886,581

*
This registration statement and the prospectus included herein relates to $3,000,000,000 aggregate amount of securities, of which $1,306,800,00 aggregate principal amount of securities has been previously registered and paid for in accordance with the fees then effect under the registrant's registration statements Nos. 33-64002 and 33-8136 previously filed by the registrant. The remaining fee of $196,581 set forth in the table above is being paid herewith for an aggregate principal amount of $1,693,200,000 of additional securities to be registered hereunder.

**
Estimates.
3.
The Hellenic Republic hereby agrees to furnish a copy of the opinion of the legal adviser to the Greek Ministry of Finance in respect of the legality of the securities.

UNDERTAKINGS

        The Registrant hereby undertakes as follows.

  (a)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

  provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i), (ii) or (iii) if the information required to be included in a post-effective amendment is contained in a form of prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 that is part of this Registration Statement.

  (b)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated by reference into the registration statement or the prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (d)
  That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

  (ii)
  any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

  (iii)
  the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

  (iv)
  any other communication that is an offer in the offering made by the Registrant to the purchaser.

  (e)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

CONTENTS OF REGISTRATION STATEMENT

        This registration statement consists of:

1.
The Facing Sheet.

2.
The Explanatory Note.

3.
The Prospectus.

4.
Part II, consisting of pages numbered II-1 through II-5.

5.
The following Exhibits:

(1)
Form of Terms Agreement and Underwriting Agreement

(2)
Form of Fiscal Agency Agreement, including Form of Security

(3)
Opinion (including consent) of Styliani Charitaki, Greek counsel to the Hellenic Republic in respect of the legality of the issue of securities

(4)
Opinion (including consent) of Sullivan & Cromwell LLP in respect of the legality of the issue of securities

(5)
Consent of Mr. Georgios Zanias, Chairman of the Council of Economic Advisers to the Minister of Finance

SIGNATURE OF THE HELLENIC REPUBLIC

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement and post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece, on March 8, 2011.

HELLENIC REPUBLIC
By:	/s/ PETROS CHRISTODOULOU
Name: Title:	Petros Christodoulou Title: Director General of the Public Debt Management Agency

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Hellenic Republic in the United States, has signed this registration statement and post-effective amendment in New York, New York, on March 8, 2011.

By:	/s/ AGLAIA BALTA
Name: Title:	Aglaia Balta Consul General

 EXHIBITS

Exhibit Number	Exhibits
1	Form of Terms Agreement and Underwriting Agreement
4	Form of Fiscal Agency Agreement, including Form of Security
5.1	Opinion (including consent) of Styliani Charitaki, Greek counsel to the Hellenic Republic in respect of the legality of the issue of securities
5.2	Opinion (including consent) of Sullivan & Cromwell LLP in respect of the legality of the issue of securities
23	Consent of Mr. Georgios Zanias, Chairman of the Council of Economic Advisers to the Minister of Finance